4/13

05013266

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paperlinx

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

FILE NO. 82- 5061

FISCAL YEAR 6-30-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/14/05

RECEIVED

2005 DEC 13 P 5:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PaperlinX

Full Financial Report 2005

ARIS
6-30-05

Building Strong **Partnerships**

Contents

Statements of Financial Performance

For the year ended 30 June

	Note	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Revenue from ordinary activities	2	7,600.0	6,263.3	185.5	107.8
Expenses from ordinary activities	3	(7,408.5)	(6,068.0)	(6.3)	(3.2)
Borrowing costs	4(b)	(75.1)	(54.1)	–	–
Profit from ordinary activities before income tax	4	116.4	141.2	179.2	104.6
Income tax benefit/(expense)	5	52.2	(32.5)	(0.7)	(0.2)
Profit from ordinary activities after income tax expense		168.6	108.7	178.5	104.4
Net profit attributable to outside equity interests		(0.1)	(0.2)	–	–
Net profit attributable to members of PaperlinX Limited	25	168.5	108.5	178.5	104.4
Non-owner transaction changes in equity					
Net exchange differences on translation of overseas controlled entities	24	(46.8)	27.5	–	–
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		(46.8)	27.5	–	–
Total changes in equity from non-owner related transactions attributable to the members of PaperlinX Limited		121.7	136.0	178.5	104.4
Basic earnings per share (cents)	38	37.8	24.7		
Diluted earnings per share (cents)	38	37.6	24.5		

Notes 1 to 41 form part of these financial statements and are to be read in conjunction therewith.

Statements of Financial Position

As at 30 June

	Note	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
CURRENT ASSETS					
Cash assets	7	429.1	448.6	–	–
Receivables	8	1,438.7	1,670.2	251.3	276.8
Inventories	9	816.0	880.8	–	–
Total current assets		2,683.8	2,999.6	251.3	276.8
NON-CURRENT ASSETS					
Receivables	10	8.4	11.9	2.7	3.4
Other financial assets	11	13.3	20.2	1,549.8	1,549.8
Property, plant and equipment	12	1,298.2	1,343.4	–	–
Intangible assets	13	332.2	364.4	–	–
Deferred tax assets	14	47.6	40.6	30.9	30.4
Total non-current assets		1,699.7	1,780.5	1,583.4	1,583.6
TOTAL ASSETS		4,383.5	4,780.1	1,834.7	1,860.4
CURRENT LIABILITIES					
Payables	15	1,040.9	1,153.5	–	–
Interest bearing liabilities	16	266.6	81.7	–	–
Current tax liabilities	17	3.8	16.1	–	0.3
Provisions	18	79.2	89.8	–	–
Total current liabilities		1,390.5	1,341.1	–	0.3
NON-CURRENT LIABILITIES					
Payables	19	0.1	0.8	–	–
Interest bearing liabilities	20	1,036.0	1,400.0	–	–
Deferred tax liabilities	21	93.0	171.6	81.3	162.9
Provisions	22	51.5	53.3	–	–
Total non-current liabilities		1,180.6	1,625.7	81.3	162.9
TOTAL LIABILITIES		2,571.1	2,966.8	81.3	163.2
NET ASSETS		1,812.4	1,813.3	1,753.4	1,697.2
EQUITY					
Contributed equity	23	1,694.2	1,693.8	1,694.2	1,693.8
Reserves	24	(63.8)	(18.7)	–	–
Retained profits	25	181.1	137.0	59.2	3.4
Total parent entity interest		1,811.5	1,812.1	1,753.4	1,697.2
Outside equity interests in controlled entities	26	0.9	1.2	–	–
TOTAL EQUITY		1,812.4	1,813.3	1,753.4	1,697.2

Notes 1 to 41 form part of these financial statements and are to be read in conjunction therewith.

Statements of Cash Flows

For the year ended 30 June

	Note	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		7,641.6	6,164.5	8.8	5.9
Payments to suppliers and employees		(7,271.8)	(5,713.2)	(6.3)	(3.2)
Dividends received		0.3	0.3	177.0	102.0
Interest received		4.4	3.1	–	–
Interest paid		(74.3)	(43.4)	–	–
Income taxes paid		(36.9)	(22.7)	(0.3)	(0.4)
Other income received		10.1	14.1	–	–
Net cash from operating activities (1)		273.4	402.7	179.2	104.3
CASH FLOWS FROM INVESTING ACTIVITIES					
Loans (advanced to)/repaid by other persons		0.9	1.2	–	–
Acquisition of:					
• Controlled entities and assets (net of cash and bank overdraft acquired)	36	(44.6)	(1,122.7)	–	–
• Property, plant and equipment		(86.3)	(54.7)	–	–
Proceeds on disposal of:					
• Property, plant and equipment		29.5	14.9	–	–
Net cash used in investing activities		(100.5)	(1,161.3)	–	–
CASH FLOWS FROM FINANCING ACTIVITIES					
Dividends paid		(122.3)	(122.2)	(122.3)	(122.2)
Proceeds from issue of shares		0.4	151.0	0.4	151.0
Share issue expenses		–	(1.9)	–	(1.9)
Loans (repaid to)/received from controlled entities		–	–	(57.3)	(131.2)
Loans (repaid to)/received from other persons		(3.1)	(0.6)	–	–
Proceeds from borrowings		669.2	2,212.4	–	–
Repayment of borrowings		(711.3)	(1,464.3)	–	–
Principal lease repayments		(0.1)	(0.2)	–	–
Net cash from/(used in) financing activities		(167.2)	774.2	(179.2)	(104.3)
Net increase/(decrease) in cash held		5.7	15.6	–	–
Cash at the beginning of the year		445.0	452.0	–	–
Exchange rate changes on translation of foreign currency cash flows and cash balances		(22.9)	(22.6)	–	–
Cash at the end of the year (2)		427.8	445.0	–	–

Notes 1 to 41 form part of these financial statements and are to be read in conjunction therewith.

Statements of Cash Flows continued

For the year ended 30 June

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
(1) RECONCILIATION OF NET PROFIT AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES				
Net profit after income tax	168.6	108.7	178.5	104.4
Depreciation of property, plant and equipment	102.7	93.5	–	–
Amortisation of goodwill	20.1	17.5	–	–
(Profits)/losses on disposal of non-current assets	(3.0)	(9.5)	–	–
Increase/(decrease) in current and deferred taxes	(89.1)	9.9	0.4	(0.2)
Increase/(decrease) in provisions	21.6	14.9	–	–
Movement in accrued and prepaid interest	(1.4)	8.2	–	–
Other non cash items	(3.2)	0.7	–	–
Cash flow from operations before changes in assets and liabilities and significant items	216.3	243.9	178.9	104.2
Changes in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:				
(Increase)/decrease in debtors, prepayments and other items	75.8	90.0	0.3	0.1
(Increase)/decrease in inventories	18.9	26.3	–	–
Increase/(decrease) in payables	(25.7)	43.8	–	–
Significant items paid	(1.3)	(1.3)	–	–
Restructuring provision on acquisition paid	(10.6)	–	–	–
NET CASH FROM OPERATING ACTIVITIES	273.4	402.7	179.2	104.3
(2) RECONCILIATION OF CASH				
For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at 30 June as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:				
Cash – refer Note 7	429.1	448.6	–	–
Unsecured bank overdrafts – refer Note 16	(1.3)	(3.6)	–	–
	427.8	445.0	–	–

Notes 1 to 41 form part of these financial statements and are to be read in conjunction therewith.

Note 1. Accounting Policies

The following significant accounting policies have been applied by PaperlinX Limited and its controlled entities ('the consolidated entity'), having regard to their activities, in the preparation of the financial report.

(1) Accounting Standards

The consolidated entity adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

(2) Basis of Preparation of Accounts

The financial report is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs except where stated otherwise, and does not take into account changing money values or fair values of non-current assets.

(3) Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of PaperlinX Limited being the parent entity and its controlled entities in accordance with Accounting Standard AASB 1024 (Consolidated Accounts). In preparing the financial statements, all balances and transactions between entities included in the consolidated entity have been eliminated.

Controlled Entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Dividends from controlled entities are recognised when they are declared.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

Other Entities

Other investments are brought to account at the lower of cost or recoverable amount and dividend income is recognised in the Statements of Financial Performance when received.

(4) Revenue Recognition

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts, allowances and the amount of goods and services tax) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of the goods has passed to the customer.

Services

Revenue from the provision of services is recognised when the service is provided.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date the control of the asset passes to the buyer.

Dividends

Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Revenue from dividends from other investments is recognised when dividends are received.

Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 Accounting for Income Tax (Tax-effect Accounting) whereby the taxation benefits or liabilities, which arise due to differences between the time when items are taken up in the consolidated entity's financial statements and when they are to be taken up for income tax purposes, are shown either as a future income tax benefit or as a deferred income tax liability. The future income tax benefit and deferred income tax liability are taken up at the tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped. The tax benefit of capital losses is not recognised unless realisation is virtually certain.

Capital gains tax, where applicable, is provided for in the period in which an asset is sold.

Note 1. Accounting Policies (continued)

Tax Consolidation

The Australian Federal Government enacted legislation in 2003 to allow companies comprising a parent entity and Australian wholly-owned subsidiaries to elect to consolidate and be treated as a single entity for Australian income tax purposes. PaperlinX Limited is the head entity of the Australian tax-consolidated group.

PaperlinX Limited has elected to form a tax-consolidated group effective from 1 July 2003. Under the consolidation rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has required a restatement of deferred tax balances with a consequential tax benefit of $77.0 million being recorded in the statement of financial performance for the year ended 30 June 2005 in accordance with UIG52 – Income Tax Accounting under the Tax Consolidation System.

The process of entering into the tax consolidation regime included the commissioning of detailed independent valuations of the Australian consolidated group's assets and entities as at 1 July 2003, to determine the impact of any reset tax cost bases.

The tax-consolidated group has entered into a tax funding agreement whereby wholly-owned subsidiaries make contributions to the head entity for:

- Deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and
- Current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

Under the tax funding agreement, the contributions are calculated on a stand-alone basis so that the contributions are equivalent to the tax balances generated by transactions entered into by wholly-owned subsidiaries. The contributions reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

The net amount of GST payable to the ATO is included as a current liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(6) Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight-line method.

Depreciation rates used for each class of asset are as follows:

Land improvements:	between 1% – 3% (2004 1% – 3%)
Buildings:	between 1% – 4% (2004 1% – 4%)
Plant and equipment:	between 4% – 20% (2004 4% – 20%)
Finance leases:	between 4% – 20% (2004 4% – 20%)

Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of an asset as an allocation of production overheads.

(7) Employee Entitlements

Provisions

Provisions for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date. Provisions for other employee entitlements which are not expected to be settled within 12 months are discounted using the rate, at balance date, attaching to those national government securities which most closely match the terms of maturity of the related entitlements.

Provisions relating to long service leave have been calculated to represent the present value of estimated future cash outflows to be made resulting from employee services to reporting date.

Provisions for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity's experience with staff departures.

Employee Share Plans

The consolidated entity maintains two employee share plans, the Employee Share Purchase Plan (ESPP) and the Employee Share and Option Plan (ESOP). Shares and options issued in relation to the ESPP and the ESOP are detailed in Note 23.

Employee Share Purchase Plan

Eligibility to participate in the ESPP is based on each employee's service period. An employee is to have been employed continuously by the consolidated entity for a period of 12 months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the Directors. The number of shares offered and the issue price are determined at the discretion of the Directors, subject to the satisfaction of performance criteria. The performance criteria relates to the growth in the profit after tax of the consolidated entity.

When issues relating to the ESPP are made, loans to assist in the purchase of shares will be shown as receivables. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by the consolidated entity.

Note 1. Accounting Policies (continued)

Employee Share and Option Plan

Subject to the satisfaction of specified service criteria, senior management of the consolidated entity may be offered a specified number of options as part of their total remuneration, at the discretion of the Directors.

Subject to the satisfaction of specified performance criteria, senior management of the consolidated entity may be offered a specified number of shares or options as part of their total remuneration, at the discretion of the Directors. For share and option plans, there are two performance criteria. The performance criteria relate to earnings per share and the total shareholder return of the consolidated entity. In accordance with the rules of the ESOP, shares and options may be issued upon such terms and conditions as determined by the directors.

Shares

The cost of shares purchased 'on market' is expensed to profit over the measurement period of the specified performance criteria, based on assessment of whether the performance criteria will be achieved.

Options

No expense to profit is recognised for options. If exercised, the exercise price paid is recognised as equity.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred. Further information is set out in Note 35.

(8) Borrowing Costs

Interest and other financing charges are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

For fixed assets, the capitalised interest and charges are amortised over the expected useful economic lives.

(9) Property, Plant and Equipment

Depreciable property, plant and equipment are shown in the financial statements at cost less accumulated depreciation.

The carrying amounts of all property, plant and equipment are reviewed annually. If the carrying amount of an item of property, plant and equipment exceeds its recoverable amount, the asset is written down to the lesser amount. In assessing recoverable amounts of individual items, the relevant cash flows are not discounted to their present value.

(10) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(11) Foreign Currency Translation

Transactions

The consolidated entity is exposed to changes in foreign currency exchange rates as a consequence of the need to purchase items denominated in foreign currency as part of its activities. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract. As a result, exchange rate movements on such foreign currency transactions are largely eliminated.

Translation of Foreign Controlled Entities

The financial statements of foreign controlled entities which are classified as being financially and operationally independent are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation). Any exchange gains/losses arising from the effect of currency fluctuations on these investments are recorded to the exchange fluctuation reserve on consolidation.

Any exchange gains/losses arising on transactions entered into to hedge the currency fluctuations on the net investment in foreign controlled entities are recorded, net of tax, in the exchange fluctuation reserve on consolidation.

(12) Financial Instruments

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following financial instruments to hedge these risks: interest rate swaps and forward exchange contracts. Financial instruments are not held for speculative purposes.

Financial Instruments Included in Equity

Details of shares issued and options outstanding over ordinary shares at balance date are set out in Note 23.

Financial Instruments Included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans and other loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised. Refer Note 1(8).

Financial Instruments Included in Assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than trade debtors are carried at nominal amounts due.

Note 1. Accounting Policies (continued)

(13) Leased Assets

The consolidated entity adopts the provisions of Accounting Standard AASB 1008 (Accounting for Leases) in respect of leased assets.

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Operating Leases

Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

(14) Research and Development Expenditure

Expenditure on research and development is reported as a charge against operating profit in the year in which the expenditure is incurred.

(15) Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 (Accounting for Goodwill). Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired.

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years.

The unamortised balance of goodwill is reviewed bi-annually. If the carrying amount exceeds its recoverable amount, the asset is written down to the lesser amount.

(16) Brand Names

Brand names acquired are carried at cost and not amortised, on the basis that they have indefinite lives.

The carrying amounts of brand names are reviewed bi-annually. If the carrying amount exceeds its recoverable amount, the asset is written down to the lesser amount.

(17) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus Leased Premises

Provision is made for non-cancellable operating lease rentals payable on surplus lease premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less than the amount payable.

Workers' Compensation

Provision is made for workers' compensation claims in accordance with self-insurance licences held. The amount of this provision is confirmed at each year end by an independent actuarial report.

Restructuring

A provision for restructuring is recognised at the date of acquisition where:

- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered by the date of acquisition
- a detailed formal plan is developed by the earlier of three months after the date of acquisition and the completion of this financial report

The provision relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired. The provision includes, where applicable, liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

(18) Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(19) Revisions of Accounting Estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

(20) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current year.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 2. Revenue from ordinary activities				
Revenue from operating activities				
Sales of goods	7,574.1	6,211.6	–	–
Rendering of services:				
• Controlled entities	–	–	8.5	5.8
• Commissions	8.8	12.9	–	–
TOTAL REVENUE FROM OPERATING ACTIVITIES	7,582.9	6,224.5	8.5	5.8
Revenue from outside operating activities				
Insurance proceeds	0.1	0.1	–	–
Rent	1.2	0.9	–	–
Other	–	0.2	–	–
	1.3	1.2	–	–
Net foreign exchange gains	0.2	0.8	–	–
Interest received/receivable:				
• Other	4.1	3.4	–	–
Dividends received/receivable:				
• Controlled entities	–	–	177.0	102.0
• Other	0.3	0.3	–	–
Proceeds on disposal of:				
• Non-current assets	11.2	33.1	–	–
	15.8	37.6	177.0	102.0
Total revenue from outside operating activities	17.1	38.8	177.0	102.0
TOTAL REVENUE FROM ORDINARY ACTIVITIES	7,600.0	6,263.3	185.5	107.8
Note 3. Expenses from ordinary activities				
Cost of sales	6,103.6	4,982.5	–	–
Distribution and warehousing expenses	423.2	326.8	–	–
Sales and marketing expenses	393.1	368.8	–	–
General and administration expenses (1)	485.1	387.4	6.3	3.2
Research and development expenses	3.5	2.5	–	–
TOTAL EXPENSES FROM ORDINARY ACTIVITIES	7,408.5	6,068.0	6.3	3.2

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of businesses and controlled entities disposed of totalling $8.2 million (2004: $23.6 million).

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 4. Profit from ordinary activities before income tax				
(a) Profit from ordinary activities before income tax comprises the following:				
Profit from ordinary activities before depreciation, amortisation, net interest and income tax	307.7	300.7	179.2	104.6
Depreciation and amortisation	(122.8)	(111.0)	–	–
Profit from ordinary activities before net interest and income tax	184.9	189.7	179.2	104.6
Net interest	(68.5)	(48.5)	–	–
Profit from ordinary activities before income tax	116.4	141.2	179.2	104.6
(b) Profit from ordinary activities before income tax has been arrived at after (charging)/crediting:				
Depreciation:				
• of land improvements	(0.2)	(0.2)	–	–
• of buildings	(9.4)	(10.5)	–	–
• of plant and equipment	(93.1)	(82.8)	–	–
	(102.7)	(93.5)	–	–
Amortisation:				
• of goodwill	(20.1)	(17.5)	–	–
Total depreciation and amortisation	(122.8)	(111.0)	–	–
Borrowing costs:				
• interest paid – other persons	(72.6)	(51.9)	–	–
Total interest expense	(72.6)	(51.9)	–	–
Other borrowing costs	(2.5)	(2.2)	–	–
Total borrowing costs	(75.1)	(54.1)	–	–
Net interest expense:				
• interest expense	(72.6)	(51.9)	–	–
• interest received – refer Note 2	4.1	3.4	–	–
Total net interest expense	(68.5)	(48.5)	–	–
Provisions:				
• employee entitlements and directors' retiring allowances	(23.9)	(17.0)	–	–
• doubtful debts	(16.6)	(22.3)	–	–
• diminution in value of inventories	(3.2)	(3.0)	–	–
• other	(7.1)	(3.4)	–	–
Total provisions	(50.8)	(45.7)	–	–
Lease rentals:				
• Operating leases	(60.4)	(41.2)	–	–
Bad debts written off:				
• Trade debtors	–	(0.2)	–	–
Net profit/(loss) on disposal of property, plant and equipment (1)	3.0	9.5	–	–

(1) Included in the amount in the prior year is $6.9 million in relation to profits arising on the disposal of two properties under commercial sale and lease-back arrangements. In accordance with the ongoing review of the owned properties, it is expected that further commercial sale and lease-back arrangements may be undertaken in the future.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 5. Income tax benefit/(expense)				
Prima facie income tax expense calculated at standard rates of tax on profit from ordinary activities	(34.9)	(42.3)	(53.8)	(31.3)
(Add)/deduct the tax effect of:				
• Tax rebate on dividends from investments	0.1	0.1	–	–
• Non assessable dividends from Australian subsidiaries	–	–	53.1	30.6
• Amortisation of goodwill not allowable	(6.0)	(4.1)	–	–
• Amortisation of goodwill allowable	8.7	6.3	–	–
• Overseas tax rate differential	(1.2)	0.6	–	–
• Research and development incentives	1.5	1.2	–	–
• Tax losses not brought to account	5.6	–	–	–
• Income tax expense related to current and deferred tax transactions of the wholly-owned subsidiaries in the tax-consolidated group	–	–	4.8	(17.0)
• Recovery of income tax expense under a tax funding agreement	–	–	(4.8)	17.0
• Other	(2.6)	4.4	–	0.5
• Over provision in prior years	4.0	1.3	–	–
Individually significant income tax items:				
• Impact of resetting the tax values initially determined on implementation of tax consolidation	77.0	–	77.0	–
• Net deferred tax balances recognised by the head entity in relation to wholly-owned subsidiaries within the tax-consolidated group upon implementation of tax consolidation	–	–	–	(117.4)
• Recovery of income tax under a tax funding agreement at transition	–	–	(77.0)	117.4
TOTAL INCOME TAX BENEFIT/(EXPENSE)	52.2	(32.5)	(0.7)	(0.2)

As stated in Note 1(5) the company has adopted UIG 52 (Income Tax Accounting under the Tax Consolidation System).

The balance of the consolidated franking account as at 30 June 2005 was $3.6 million (2004: $2.2 million). After taking into account the estimated income tax payable/(refund) as at year end, the balance of the franking account is estimated to be $nil (2004: $nil).

The balance of the franking account, as referred to above, is stated at a 30% tax rate.

Under the tax consolidation legislation, a tax-consolidated group is required to keep a single franking account. The amount of franking credits available to shareholders disclosed above as at 30 June 2005 has been measured as those available from the tax-consolidated group. There is no overall impact on the group of the change to maintaining a single franking account.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 6. Dividends				
Interim dividend paid:				
• 13.5 cents per share paid on 4 April 2005, nil% franked at a 30% tax rate on fully paid shares	60.2	–	60.2	–
• 13.5 cents per share paid on 7 April 2004, nil% franked at a rate of 30% tax rate on fully paid shares	–	60.2	–	60.2
Final dividend paid:				
• 14 cents per share paid on 30 September 2004, nil% franked at a 30% tax rate on fully paid shares	62.5	–	62.5	–
• 14 cents per share paid on 29 September 2003, 50% franked at a 30% tax rate on fully paid shares	–	62.3	–	62.3
	122.7	122.5	122.7	122.5

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 28 September 2005 – 12.0 cents per share, unfranked on fully paid shares.This dividend has not been provided for in the accounts as at 30 June 2005. This dividend includes 2.0 cents per share, special dividend, in relation to the tax credit of $77.0 million arising on the impact of resetting the tax values initially determined on implementation of tax consolidation.

It is expected that the interim dividend in respect of the year ending 30 June 2006 will be unfranked.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 7. Cash assets				
Cash on hand and at bank	362.3	363.1	–	–
Deposits at call	66.8	85.5	–	–
TOTAL CASH ASSETS	429.1	448.6	–	–
Note 8. Current receivables				
Trade debtors [1]	1,366.6	1,576.9	–	–
Provision for doubtful debts	(57.4)	(69.2)	–	–
Net trade debtors	1,309.2	1,507.7	–	–
Other debtors	70.4	102.2	–	–
Prepayments	59.1	60.1	–	–
Loans to Executive Directors, officers and employees in the full time employment of the Companies:				
• Other employees	–	0.2	–	–
Amounts owing from controlled entities	–	–	251.3	276.8
TOTAL CURRENT RECEIVABLES	1,438.7	1,670.2	251.3	276.8

(1) Credit terms for trade debtors vary across the consolidated entity.

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 9. Inventories				
At cost:				
Raw materials and stores	101.6	113.4	–	–
Provision for diminution in value	(6.9)	(7.2)	–	–
Net raw materials and stores	94.7	106.2	–	–
Work in progress	17.1	14.4	–	–
Finished goods	714.2	766.6	–	–
Provision for diminution in value	(26.0)	(29.3)	–	–
Net finished goods	688.2	737.3	–	–
At net realisable value:				
Finished goods	16.0	22.9	–	–
Net realisable value	16.0	22.9	–	–
TOTAL INVENTORIES	816.0	880.8	–	–
Note 10. Non-current receivables				
Other debtors	5.7	8.4	–	–
Loans to Executive Directors, Officers and employees in the full time employment of the Companies: [1]				
• Directors of PaperlinX Limited	–	0.1	–	0.1
• Other employees	2.7	3.4	2.7	3.3
TOTAL NON-CURRENT RECEIVABLES	8.4	11.9	2.7	3.4

[1] Loans to Executive Directors, Officers and employees in the full time employment of the consolidated entity are made in accordance with a scheme to provide financial assistance to enable Executive Directors and employees of the consolidated entity to purchase shares in PaperlinX Limited as approved by PaperlinX Limited shareholders. These loans are interest free and are reduced either by the dividends paid on the shares, so issued, or in certain instances in accordance with an agreed schedule of repayments, which does not exceed three years.

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 11. Other financial assets				
Shares in controlled entities (refer Note 36):				
• At cost	–	–	1,549.8	1,549.8
Total investment in shares in controlled entities	–	–	1,549.8	1,549.8
Shares in other companies not listed on stock exchanges:				
• At cost	13.3	20.2	–	–
Total investment in other companies	13.3	20.2	–	–
TOTAL OTHER FINANCIAL ASSETS	13.3	20.2	1,549.8	1,549.8

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 12. Property, plant and equipment				
Land: [1]				
• At cost	77.6	80.8	–	–
Total land	77.6	80.8	–	–
Land improvements: [1]				
• At cost	9.3	7.8	–	–
Accumulated depreciation	(1.2)	(1.0)	–	–
Total net land improvements	8.1	6.8	–	–
Buildings: [1]				
• At cost	389.3	415.9	–	–
Accumulated depreciation	(109.8)	(114.4)	–	–
Total net buildings	279.5	301.5	–	–
Plant and equipment:				
• At cost	1,968.1	1,968.2	–	–
Accumulated depreciation	(1,035.3)	(1,013.9)	–	–
Total net plant and equipment	932.8	954.3	–	–
Leased assets:				
• Finance leases	0.4	0.2	–	–
Accumulated amortisation	(0.2)	(0.2)	–	–
Total net leased assets	0.2	–	–	–
TOTAL PROPERTY, PLANT AND EQUIPMENT	1,298.2	1,343.4	–	–

[1] An independent valuation, as at June 2003, of the consolidated entity's land, land improvements and buildings was undertaken on a fair value basis, being the amount for which assets could be exchanged between knowledgeable and willing parties in an arm's length transaction, having regard to the highest and best use of the asset for which other parties would be willing to pay.

As land, land improvements and buildings are recorded at cost, the excess in the valuation of $11.1 million, as compared to the net book value as at 30 June 2003, has not been brought to account.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 12. Property, plant and equipment (continued)				
The reconciliation of the movement in each class of property, plant and equipment is as follows:				
Land:				
Balance at beginning of year	80.8	16.4	–	–
Disposals (3)	(0.1)	(8.7)	–	–
Acquisition of controlled entities (4)	0.5	66.9	–	–
Foreign currency movements	(3.6)	6.2	–	–
Balance at end of year	77.6	80.8	–	–
Land improvements:				
Balance at beginning of year	6.8	6.0	–	–
Additions (2)	1.3	1.0	–	–
Depreciation	(0.2)	(0.2)	–	–
Transfers	0.2	–	–	–
Balance at end of year	8.1	6.8	–	–
Buildings:				
Balance at beginning of year	301.5	171.5	–	–
Additions (2)	6.1	1.2	–	–
Disposals (3)	(3.5)	(13.4)	–	–
Depreciation	(9.4)	(10.5)	–	–
Acquisition of controlled entities (4)	4.1	138.6	–	–
Transfers	–	0.3	–	–
Foreign currency movements	(19.3)	13.8	–	–
Balance at end of year	279.5	301.5	–	–
Plant and equipment:				
Balance at beginning of year	954.3	885.5	–	–
Additions (2)	86.3	54.5	–	–
Disposals (3)	(4.6)	(1.5)	–	–
Depreciation	(93.1)	(82.8)	–	–
Acquisition of controlled entities (4)	1.6	98.4	–	–
Transfers	(0.2)	(1.3)	–	–
Foreign currency movements	(11.5)	1.5	–	–
Balance at end of year	932.8	954.3	–	–
Leased assets:				
Balance at beginning of year	–	0.1	–	–
Additions	0.2	–	–	–
Foreign currency movements	–	(0.1)	–	–
Balance at end of year	0.2	–	–	–

(2) The total additions included above are $93.7 million (2004 $56.7 million).

(3) The total disposals included above are $8.2 million (2004 $23.6 million).

(4) The total acquisitions of property, plant and equipment of controlled entities included above are $6.2 million (2004 $303.9 million).

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 13. Intangible assets				
Goodwill at cost	387.5	392.0	–	–
Accumulated amortisation	(80.0)	(54.9)	–	–
	307.5	337.1	–	–
Brand names at cost	24.7	27.3	–	–
Total intangible assets	332.2	364.4	–	–
Note 14. Deferred tax assets				
Future income tax benefits [1]	47.6	40.6	30.9	30.4
Total deferred tax assets	47.6	40.6	30.9	30.4

[1] Included in the above future income tax benefits of the consolidated entity is $6.4 million (2004: $1.1 million) relating to accumulated tax losses. Potential further future income tax benefits of the consolidated entity relating to accumulated tax losses at balance date of $64.9 million (2004: $19.7 million) are not included in the above, on the basis that recoverability is not virtually certain.

The potential further future income tax benefits will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised

(ii) the relevant company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company in realising the benefit.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 15. Current payables				
Trade creditors [1]	801.6	867.2	–	–
Other creditors	239.3	286.3	–	–
TOTAL CURRENT PAYABLES	1,040.9	1,153.5	–	–

[1] Credit terms for trade creditors vary across the consolidated entity.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 16. Current interest bearing liabilities				
Unsecured interest bearing liabilities:				
• Bank overdrafts (1)	1.3	3.6	–	–
• Bank loans (2)	260.1	76.0	–	–
• CAD notes (3)	3.3	–	–	–
• Other loans	1.5	1.5	–	–
Lease liabilities	0.4	0.6	–	–
Total current/interest bearing liabilities	266.6	81.7	–	–

(1) The consolidated entity has committed bank overdraft facilities to a maximum of $50.8 million (2004: $37.1 million). As at 30 June 2005, the unused portions of the facilities were $49.5 million (2004: $33.5 million). The bank overdrafts are payable on demand and are subject to annual review.

(2) Relates to the following bank borrowings:

- *$185.3 million (2004: $nil) drawn under a USD 150 million facility maturing in February 2006. Drawings under this facility incur interest at BBSY plus an applicable credit margin.*
- *$4.4 million (2004: $4.3 million) drawn under a SGD 20 million facility maturing in March 2006.*
- *$23.3 million (2004: $23.3 million) drawn under a NZD 45 million facility maturing in November 2005. $4.1 million (2004: $1.5 million) drawn under a MYR 12 million facility maturing in April 2006.*
- *$1.4 million (2004: $0.5 million) drawn under a MYR 9.5 million facility maturing in December 2005.*
- *$Nil million (2004: $7.1 million) drawn under a EUR 4 million facility maturing in November 2005.*
- *$41.6 million (2004: $39.3) drawn under various other facilities.*

(3) Relates to $3.3 million (2004: $nil) being CAD 3.0 million of the CAD 21 million Senior Unsecured Notes detailed in Note 20.

These amounts will be repaid from other undrawn facilities and proceeds from operations.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 17. Current tax liabilities				
Income tax	3.8	16.1	–	0.3
TOTAL CURRENT TAX LIABILITIES	3.8	16.1	–	0.3

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 18. Current provisions				
Dividend payable (1)	–	–	–	–
Employee entitlements	40.9	38.6	–	–
Restructuring provision (2)	0.4	12.0	–	–
Other provisions (3)	37.9	39.2	–	–
TOTAL CURRENT PROVISIONS	79.2	89.8	–	–
(1) The reconciliation of the movement in the provision for dividend payable is as follows:				
Balance at the beginning of the year	–	–	–	–
Provided during the year	122.7	122.5	122.7	122.5
Paid during the year – cash	(122.3)	(122.2)	(122.3)	(122.2)
Paid during the year – non-cash	(0.4)	(0.3)	(0.4)	(0.3)
	–	–	–	–
(2) The reconciliation of the movement in the restructuring provision is as follows:				
Balance at the beginning of the year	12.0	–	–	–
Provided for at acquisition date	1.3	11.3	–	–
Paid during the year	(10.6)	–	–	–
Utilised amount written back to assets on acquisition	(1.0)	–	–	–
Unutilised amount written back to goodwill on acquisition	(0.8)	–	–	–
Foreign currency movements	(0.5)	0.7	–	–
	0.4	12.0	–	–
(3) The reconciliation of the movement in the other provisions is as follows:				
Balance at the beginning of the year	39.2	12.4	–	–
Provided during the year	4.8	3.4	–	–
Paid during the year	(8.0)	(16.5)	–	–
Transfers from non-current provision	1.6	2.0	–	–
Provision acquired	–	36.3	–	–
Foreign currency movements	0.3	1.6	–	–
	37.9	39.2	–	–

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 19. Non-current payables				
Other creditors	0.1	0.8	–	–
TOTAL NON-CURRENT PAYABLES	0.1	0.8	–	–

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 20. Non-current interest bearing liabilities				
Unsecured interest bearing liabilities:				
• Bank loans (1)	559.7	877.2	–	–
• USD notes (2)	159.9	177.0	–	–
• CAD notes (3)	72.8	76.7	–	–
• GBP notes (4)	242.9	269.1	–	–
Lease liabilities	0.7	–	–	–
TOTAL NON-CURRENT INTEREST BEARING LIABILITIES	1,036.0	1,400.0	–	–
Reconciliation of consolidated net interest bearing liabilities				
Current interest bearing liabilities – refer Note 16	266.6	81.7		
Non-current interest bearing liabilities – refer above in Note 20	1,036.0	1,400.0		
Total interest bearing liabilities	1,302.6	1,481.7		
Cash assets – refer Note 7	(429.1)	(448.6)		
Net interest bearing liabilities	873.5	1,033.1		

(1) Relates to the following bank borrowings:

- *$549.8 million (2004: $861.3 million) drawn under a USD 850 million (2004: USD 700 million) facility maturing USD 150 million in February 2006, USD 300 million in February 2008 and USD 400 million in February 2010. Drawings under this facility incur interest at BBSY plus an applicable credit margin. The current portion of this facility is shown in Note 16.*
- *$9.9 million (2004: $15.9 million) drawn under various other facilities.*

(2) Relates to the following USD notes:

- *$74.0 million (2004: $81.9 million), being USD 56 million of Senior Unsecured Notes, maturing 2017 at 7.88%, repayments are in equal instalments from 2011 to 2017.*
- *$85.9 million (2004: $95.1 million), being USD 50 million Senior Unsecured Notes, maturing in 2014 at 5.70%, and USD 15.0 million Senior Unsecured Notes, maturing in 2019 at 6.05%.*

(3) Relates to $72.8 million (2004: $76.7 million), being CAD 21 million Senior Unsecured Notes, maturing 2012 at 7.59%, repayments are in equal instalments from 2006 to 2012, and CAD 49 million Senior Unsecured Notes, maturing 2017 at 8.01%, repayments are in equal instalments from 2011 to 2017. The current portion of this facility is shown in Note 16.

(4) Relates to $242.9 million (2004: $269.1 million), being GBP 57.5 million Senior Unsecured Notes, maturing in 2014 at 6.67%, and GBP 43.8 million Senior Unsecured Notes, maturing in 2019 at 6.48%.

(5) As at 30 June 2005, the unused portions of both current and non-current facilities were $439.9 million (2004: $219.5 million).

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 21. Deferred tax liabilities				
Deferred income tax	93.0	171.6	81.3	162.9
Total deferred tax liabilities	93.0	171.6	81.3	162.9

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 22. Non-current provisions				
Employee entitlements (1)	48.3	50.2	–	–
Other provisions (2)	3.2	3.1	–	–
TOTAL NON-CURRENT PROVISIONS	51.5	53.3	–	–

(1) *Included in the above employee entitlements of the consolidated entity are provisions relating to Directors' retiring allowances of $1.9 million (2004: $1.5 million), which are disclosed in detail in the Directors' Report. These provisions only relate to Non-executive Directors of PaperlinX Limited and are in accordance with the Company's Constitution and with agreements between the Company and individual Directors. No liability exists for Directors' retiring allowances in respect of Directors in the full time employment of PaperlinX Limited or its controlled entities.*

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
The aggregate provision for employee entitlements at balance date is:				
Current – refer Note 18	40.9	38.6	–	–
Non-current – refer above in Note 22	48.3	50.2	–	–
TOTAL PROVISION FOR EMPLOYEE ENTITLEMENTS	89.2	88.8	–	–
(2) *The reconciliation of the movement in other provisions is as follows:*				
Balance at beginning of year	3.1	5.8	–	–
Provided during the year	2.3	(0.4)	–	–
Paid during the year	(0.2)	(0.3)	–	–
Transfers to current provisions	(1.6)	(2.0)	–	–
Foreign currency movements	(0.4)	–	–	–
	3.2	3.1	–	–
The aggregate other provisions at balance date is:				
Current – refer Note 18 (3)	37.9	39.2	–	–
Non-current – refer above in Note 22 (3)	3.2	3.1	–	–
TOTAL OTHER PROVISIONS	41.1	42.3	–	–

(3) *Included in the above aggregate other provisions of the consolidated entity are provisions relating to surplus leased premises of $4.8 million, self-insurance for workers compensation in Tasmania and Victoria of $8.1 million and contractual obligations pursuant to an acquisition in the prior year of $19.2 million.*

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 23. Contributed equity				
Issued and paid-up share capital				
446,172,209 ordinary shares (2004: 446,066,609 ordinary shares)	1,694.2	1,693.8	1,694.2	1,693.8
TOTAL CONTRIBUTED EQUITY	1,694.2	1,693.8	1,694.2	1,693.8
Movement in ordinary share capital:				
Balance at beginning of year	1,693.8	1,541.3	1,693.8	1,541.3
Nil (2004: 33,150,860) shares issued at $4.46 pursuant to a share purchase plan as part of the funding for the acquisition of the Paper Merchanting Division of the Bührmann NV Group	–	149.5	–	149.5
Nil (2004: 135,000) shares issued at $3.13 each pursuant to options exercised	–	0.4	–	0.4
27,500 (2004: 37,500) shares issued at $3.32 each pursuant to options exercised	0.1	0.1	0.1	0.1
55,000 (2004: 50,000) shares issued at $3.50 each pursuant to options exercised	0.2	0.2	0.2	0.2
23,100 (2004: 18,700) shares issued at $4.12 each pursuant to options exercised	0.1	0.1	0.1	0.1
Nil (2004: 175,000) shares issued at $4.18 pursuant to options exercised	–	0.7	–	0.7
Nil (2004: 690,560) shares issued at an average price of $2.46 each pursuant to the Employee Share Purchase Plan	–	1.7	–	1.7
Share issue expenses	–	(0.2)	–	(0.2)
Balance at end of year	1,694.2	1,693.8	1,694.2	1,693.8

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

Shares

PaperlinX Limited issues employee shares at a discount to the market price, on the date of the issue, in accordance with the terms of the Employee Share Purchase Plan as approved by shareholders. Each of the share plan issues is issued at varying discount rates in order to comply with the local legislative requirements. The issues in each country are approximately equivalent in value to employees.

The granting of employee shares is generally subject to specific performance criteria being achieved – refer Note 1(7).

Employee Share Purchase Plan

During the year, no shares were issued pursuant to the Employee Share Purchase Plan.

During the prior year, 690,560 shares were issued pursuant to the Employee Share Purchase Plan. The market price of the shares on the date of issue was $4.91 per share.

453,800 shares issued to employees in Australia at a discount of 40%

37,800 shares to employees in USA at a discount of 40%

18,000 shares to employees in California USA at no discount

12,000 shares to employees in California USA at a discount of 100%

58,400 shares to employees in Canada at a discount of 40%

89,640 shares to employees in UK at a discount of 100%

3,720 shares to employees in Ireland at a discount of 100%, and

17,200 shares to employees in New Zealand at a discount of 75%

Long Term Incentive Plan

During the year, no shares were issued pursuant to the Long Term Incentive Plan, as approved by PaperlinX Limited shareholders.

During the prior year, 85,831 shares were issued to the former Managing Director pursuant to the Long Term Incentive Plan as approved by PaperlinX Limited shareholders.

Note 23. Contributed equity (continued)

Options

During the year, the following options over shares were exercised:

- 27,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised between 2 September 2004 and 24 September 2004. The market price of the shares was between $5.14 and $5.38.
- 55,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50, were exercised between 7 September 2004 and 30 March 2005. The market price of the shares was between $4.07 and $5.18.
- 23,100 options, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised between 23 September 2004 and 7 October 2004. The market price of the shares was between $5.14 and $5.32.

  This resulted in the aggregate issue of 105,600 shares.

During the prior year, the following options over shares were exercised:

- 135,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13, were exercised between 18 August 2003 and 10 December 2003. The market price of the shares was between $4.75 and $5.39.
- 37,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised between 10 December 2003 and 19 January 2004. The market price of the shares was between $4.61 and $4.94.
- 50,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50, were exercised between 15 July 2003 and 8 June 2004. The market price of the shares was between $4.66 and $5.08.
- 18,700 options, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised between 15 July 2003 and 24 March 2004. The market price of the shares was between $4.66 and $5.08.
- 175,000 options, which had been granted on 13 September 2001 at an exercise price of $4.18, were exercised between 6 October 2003 and 24 March 2004. The market price of the shares was between $4.84 and $5.38.

  This resulted in the aggregate issue of 416,200 shares.

During the year, the following options lapsed:

- 9,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13.
- 4,200 options, which had been granted on 13 September 2001 at an exercise price of $4.12.

During the prior year, 15,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13 lapsed.

During the year, PaperlinX Limited granted options over ordinary shares as follows:

- *Employee Share and Option Plan*

  613,090 performance options over 613,090 ordinary shares on the grant date of 30 November 2004 at an exercise price of $4.85 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2004.

During the prior year, PaperlinX Limited granted options over ordinary shares as follows:

- *Employee Share and Option Plan*

  150,000 options over 150,000 ordinary shares at an exercise price of $4.64 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 26 November 2003.

At reporting date, there are 2,735,690 (2004: 2,241,400) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements. The options cannot be exercised for three years from the date of being granted, except on termination of employment, in which case they must be exercised within 30 days of the termination date or as otherwise determined by the Board. The details of the options on issue are as follows:

475,000 (2004: 475,000)	at	$3.13 at the grant date of 14 April 2000
217,500 (2004: 245,000)	at	$3.32 at the grant date of 20 November 2000
610,000 (2004: 665,000)	at	$3.50 at the grant date of 19 April 2001
259,100 (2004: 286,400)	at	$4.12 at the grant date of 13 September 2001
65,000 (2004: 65,000)	at	$4.18 at the grant date of 13 September 2001
196,000 (2004: 205,000)	at	$5.13 at the grant date of 20 September 2002
150,000 (2004: 150,000)	at	$4.76 at the grant date of 18 June 2003
150,000 (2004: 150,000)	at	$4.64 at the grant date of 26 November 2003
613,090 (2004: nil)	at	$4.85 at the grant date of 30 November 2004

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 24. Reserves				
Asset revaluation				
Balance at beginning of year	–	8.8	–	–
Transfer to retained profits	–	(8.8)	–	–
Balance at end of year	–	–	–	–
Exchange fluctuation				
Balance at beginning of year	(18.7)	(46.2)	–	–
Exchange fluctuation on translation of overseas controlled entities	(46.8)	27.5	–	–
Transfer from retained profits, amounts now realised	1.7	–	–	–
Balance at end of year	(63.8)	(18.7)	–	–
TOTAL RESERVES	(63.8)	(18.7)	–	–

Nature and purpose of reserves

Exchange fluctuation

The exchange fluctuation reserve records the foreign currency differences arising from the translation of the financial statements of foreign controlled entities, which are classified as being financially and operationally independent, and the impact of transactions that hedge the company's net investment in a foreign operation, net of tax. Refer to Note 1(11).

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 25. Retained profits				
Balance at beginning of year	137.0	142.2	3.4	21.5
Net profit attributable to members of PaperlinX Limited	168.5	108.5	178.5	104.4
Transfer to exchange fluctuation reserve, amounts now realised	(1.7)	–	–	–
Transfer from asset revaluation reserve	–	8.8	–	–
Dividends paid	(122.7)	(122.5)	(122.7)	(122.5)
TOTAL RETAINED PROFITS	181.1	137.0	59.2	3.4
Note 26. Outside equity interests in controlled entities				
Contributed equity	0.9	1.2	–	–
Total outside equity interests in controlled entities	0.9	1.2	–	–
Note 27. Capital expenditure commitments				
Capital expenditure contracted but not provided for:				
• Not later than one year	3.8	0.1	–	–
• Later than one year but not later than five years	0.1	0.2	–	–
TOTAL CAPITAL EXPENDITURE COMMITMENTS	3.9	0.3	–	–

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 28. Lease commitments				
Finance lease liability				
Lease expenditure contracted and provided for:				
• Not later than one year	0.4	0.6	–	–
• Later than one year but not later than five years	0.7	–	–	–
Minimum lease payments	1.1	0.6	–	–
Less: future finance charges	–	–	–	–
TOTAL FINANCE LEASE LIABILITY	1.1	0.6	–	–
Current lease liabilities – refer Note 16	0.4	0.6	–	–
Non-current lease liabilities – refer Note 20	0.7	–	–	–
TOTAL FINANCE LEASE LIABILITY	1.1	0.6	–	–

The consolidated entity enters into finance leases from time to time in relation to plant and equipment. At the end of the lease term, the consolidated entity has the option to purchase the plant and equipment at a price established at the time of entering the lease.
Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index, as detailed in the lease agreement.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Operating lease commitments				
Lease expenditure contracted but not provided for:				
• Not later than one year	83.3	77.1	–	–
• Later than one year but not later than five years	172.8	180.1	–	–
• Later than five years	117.1	73.5	–	–
TOTAL OPERATING LEASE COMMITMENTS	373.2	330.7	–	–

The consolidated entity enters into operating leases from time to time in relation to property, plant and equipment. The major component relates to the leases of buildings. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index or operating criteria.

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Note 29. Other expenditure commitments				
Expenditure contracted but not provided for covering supplies and services to be provided:				
• Not later than one year	58.8	53.7	–	–
• Later than one year but not later than five years	119.4	121.3	–	–
• Later than five years	230.2	219.4	–	–
TOTAL OTHER EXPENDITURE COMMITMENTS	408.4	394.4	–	–

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 30. Contingent liabilities				
Contingent liabilities arising in respect of:				
Related bodies corporate:				
• Bank guarantees (trade)	5.2	5.4	–	–
• Bank guarantees (acquisition)	–	21.3	–	21.3
• Loan guarantees	–	–	530.8	577.5
Total contingent liabilities	5.2	26.7	530.8	598.8

The bank guarantees (trade), the beneficiaries of which are third parties, are in relation to the importation of products.

The bank guarantees (acquisition) relate to a bank guarantee, the beneficiary of which was Bunzl plc, in relation to the deferred settlement payment for the acquisition of The Paper Company. The bank guarantee of $21.3 million (GBP 8.0 million) on issue at 30 June 2004 expired on 1 July 2004, after the required cash settlement was made.

The loan guarantees of $530.8 million (2004: $577.5 million) relate to the following items:

- $74.0 million (2004: $81.9 million), being USD 56.0 million Senior Unsecured Notes issued by subsidiary companies
- $76.0 million (2004: $76.7 million), being CAD 70.0 million Senior Unsecured Notes issued by subsidiary companies
- $85.9 million (2004: $95.1 million), being USD 65.0 million Senior Unsecured Notes issued by subsidiary companies
- $242.9 million (2004: $269.1 million), being GBP 101.2 million Senior Unsecured Notes issued by subsidiary companies
- $52.0 million (2004: $54.7 million), other working capital facilities

Capital expenditure is incurred annually to enhance environmental performance. There can be no assurance that material new expenditure will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended) PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 36.

	Consolidated 2005 $m	Consolidated 2004 $m	PaperlinX Limited 2005 $m	PaperlinX Limited 2004 $m
Note 31. Auditors' remuneration				
Amounts received or due and receivable for audit services by:				
• Auditors of the Company	4.406	4.941	–	–
• Other auditors	–	0.146	–	–
Amounts received or due and receivable for other services by:				
• Auditors of the Company				
Other assurance services	0.037	0.229	–	–
Taxation services	0.165	0.181	–	–
Other services	0.019	0.052	–	–
• KPMG related practices				
Legal services	–	0.278	–	–

The auditors of the company are KPMG. From time to time, KPMG provides other services to the Company, which are subject to the corporate governance procedures adopted by the Company which encompass the restriction of non-audit services provided by the auditor of the Company, the selection of service providers and the setting of their remuneration. The guidelines adopted by KPMG for the provision of other services are designed to ensure their statutory independence is not compromised. In the current year, the Company has engaged the services of other accounting firms to perform a variety of non-audit assignments.

Note 32. Remuneration of Directors and Executives

(a) Details of Specified Directors and Specified Executives

Specified Directors

D E Meiklejohn	Chairman (non-executive)
T P Park	Managing Director & Chief Executive Officer
D G Abotomey	Director & Chief Financial Officer
A F Guy	Director (non-executive)
B J Jackson	Director (non-executive)
N L Scheinkestel	Director (non-executive)
D A Walsh	Director (non-executive)
P R Waterworth	Former Director & Chief Operating Officer Merchanting & Paper Trading (resigned 29 October 2004)
L J Yelland	Director (non-executive)

Specified Executives

R J Breen	Group General Manager Merchanting Australia & New Zealand
C B Creighton	President North America
M J Fothergill	Regional President – UK & Ireland
D M Goldthorp	Chief Operating Officer Australian Paper
R F O'Brien	Executive General Manager Human Resources
E de Voogd	Chief Executive Officer PaperlinX Europe
T Heine-Geldern	Regional President – France, Southern and Central Europe

(b) Remuneration of Specified Directors and Specified Executives

Disclosures of remuneration policies, service contracts and details of remuneration are included in the Remuneration Report as set out on pages 60 to 66 of the Directors' Report published in the Concise Annual Report.

(c) Maximum Potential Shares – Specified Directors and Specified Executives

The maximum number of shares that may be earned under the Long Term Incentive Plan (comprising the performance share plan and the performance rights plan) by executive Directors and specified executives over a specified period subject to the satisfaction of specified performance criteria is as follows:

	Maximum Potential Entitlement		
	At 1 July 2004	Movement	At 30 June 2005
Specified Directors			
T P Park	600,000	90,215	690,215
D G Abotomey	105,000	90,360	195,360
P R Waterworth [1]	105,000	(105,000)	–
Specified Executives			
R J Breen	60,000 [2]	71,060	131,060
C B Creighton	60,000 [2]	102,560	162,560
M J Fothergill	60,000 [2]	98,420	158,420
D M Goldthorp	105,000	64,980	169,980
T Heine-Geldern	–	44,270	44,270
R F O'Brien	105,000	47,560	152,560
E de Voogd	93,333 [2]	75,540	168,873

(1) *Resigned effective 29 October 2004*

(2) *No entitlement earned to 30 June 2005 based on performance for that period. The entitlement on these shares has now lapsed.*

In the year ended 30 June 2005, none of those shares were vested to any executive Director or specified executive.

(d) Loans to Specified Directors and Specified Executives

PaperlinX Limited has not made any loan to any specified Director or specified executive other than those in accordance with the terms of the Employee Share Purchase Plan – Refer Note 10. No individual loan is greater than $100,000.

The reconciliation of the aggregate movement in the Employee Share Purchase Plan loans to the specified Directors of PaperlinX Limited and specified executives is as follows:

	At 1 July 2004	Repayments	At 30 June 2005
Specified Directors (number included 2)	73,438	72,908	530
Specified Executives (number included 3)	37,887	4,639	33,248

Note 32. Remuneration of Directors and Executives (continued)

(e) Shareholdings of Specified Directors and Specified Executives

The reconciliation of the movement in the relevant interest in the share capital of PaperlinX Limited, held by each specified director of PaperlinX Limited and specified executive, excluding the potential entitlement amounts listed above, is as follows:

	At 1 July 2004	Purchased	Sold	Earned as Remuneration	Exercise of Options	At 30 June 2005	Shares Held Nominally at 30 June 2005
Specified Directors							
D E Meiklejohn	47,612	–	–	–	–	47,612	–
T P Park	20,000	20,000	–	–	–	40,000	–
D G Abotomey	63,456	–	–	–	–	63,456	–
A F Guy	50,855	1,993	–	–	–	52,848	–
B J Jackson	26,315	–	–	–	–	26,315	–
N L Scheinkestel	34,310	2,050	–	–	–	36,360	–
D A Walsh	20,898	–	–	–	–	20,898	–
P R Waterworth [1]	147,757	–	–	–	–	147,757	–
L J Yelland	13,630	5,674	–	–	–	19,304	–
Specified Executives							
R J Breen	844	–	–	–	–	844	–
C B Creighton	72,700	4,000	–	–	–	76,700	–
M J Fothergill	–	–	–	–	–	–	–
T Heine-Geldern	–	–	–	–	–	–	–
D M Goldthorp	64,726	–	–	–	–	64,726	–
R F O'Brien	–	–	–	–	–	–	–
E de Voogd	–	–	–	–	–	–	–
Total:	563,103	33,717	–	–	–	596,820	–

[1] Resigned effective 29 October 2004.

(f) Options Holdings of Specified Directors and Specified Executives

The options are exercisable subject to the satisfaction of the terms of the option agreement – Refer Note 23.

The reconciliation of the movement in the equity compensation in the form of options for Specified Directors of PaperlinX Limited and specified executives for the year is as follows:

	Maximum Potential Entitlement			
	At 1 July 2005	Granted Remuneration [1] [2]	At 30 June 2005	Vested and Exercisable at 30 June 2005
Specified Directors				
T P Park	–	90,280	90,280	–
D G Abotomey [3]	235,000	41,790	276,790	235,000
P R Waterworth [3] [4]	200,000	–	200,000	200,000
Specified Executives				
R J Breen	66,300	23,690	89,990	58,300
C B Creighton	66,300	34,190	100,490	58,300
M J Fothergill	50,000	32,810	82,810	–
D M Goldthorp	175,000	33,330	208,330	175,000
T Heine-Geldern	50,000	29,510	79,510	–
R F O'Brien	150,000	27,520	177,520	–
E de Voogd	150,000	36,850	186,850	–

[1] The details of options granted during the year are detailed in Note 23.

[2] The value at grant date using the Monte Carlo simulation model was $0.46 per option.

[3] Options issued prior to being appointed Directors.

[4] Resigned effective 29 October 2004.

Note 33. Employee share and option plans

The consolidated entity maintains two employee share plans, the Employee Share Purchase Plan (ESPP) and the Employee Share and Option Plan (ESOP).

All shares issued under ESPP are detailed in Note 23.

All shares issued under the ESOP on exercise of options, or termination of employment and all options granted under the ESOP are detailed in Note 23.

Performance Share Plan

PaperlinX Limited has offered to certain senior management, the ability to receive shares for $nil consideration at a date in the future subject to specific performance criteria being achieved.

The following shares have been purchased 'on market' and are held in trust:

- 2003/2004 – on 27 August 2003, 4 September 2003 and 11 March 2004, 454,262 shares, 1,689 shares and 534,333 shares respectively at a cost of $4.9 million
- 2002/2003 – on 20 November 2002 and 27 November 2002, 290,000 shares and 810,000 shares respectively at a cost of $5.3 million

In the event that the specified performance criteria are not fully achieved, the number of shares received by an individual will be proportionally reduced. Any such shares retained in the trust are available to satisfy future issues under the ESOP.

The aggregate amounts of the above items are being expensed over the applicable measurement period based on an assessment of the probability of achieving the specified criteria. The shares are held in trust until determination of the specified performance criteria. The voting rights attached to the shares are held by the trust, and the dividends attached to the shares are distributable to the individual executives on advice from the Board. During the year, $1.0 million was credited to profit (2004: $3.8 million expensed to profit), with the remainder of $6.1 million (2004: $5.1 million) recorded in the balance sheet. The shares purchased have an aggregate fair value of $6.0 million at 30 June 2005 (2004: $9.6 million).

The reconciliation of the number of shares purchased by the plan to date that may be earned as equity compensation by employees, including Executive Directors and Specified Executives, over a three-year period subject to the satisfaction of specified performance criteria is as follows:

	At 1 July 2004	Distributed on	Purchased	At 30 June 2005
Balance	1,983,333	–	3,400	1,986,733

None of the shares held by the trust at 30 June 2005 have vested.

Performance Rights Plan

A maximum of 1,879,705 shares which have been offered under the ESOP, will be purchased 'on market' as required to satisfy the terms and conditions of the ESOP.

The cost of the shares are expensed over the applicable measurement period based on an assessment of the probability of achieving the specified criteria.

Performance Option Plan

PaperlinX Limited has offered to certain senior management the ability to receive options at a fixed exercise price at a date in the future subject to specific performance criteria being achieved. If exercised, the exercise price is recognised in equity. The options are independently valued at the grant date using either the Monte Carlo simulation model or the Black-Scholes model.

During the year, the following issues were made:

- to receive a maximum of 613,090 options over 613,090 shares of an exercise price of $4.85 (grant date 30 November 2004). The fair value at the date of the grant was $0.46 per option.

At 30 June 2005, the following issues/ invitations have been made:

- Issues to receive a maximum of 613,090 options over 613,090 shares of an exercise price of $4.85 (grant date 30 November 2004). The fair value at the date of the grant was $0.46 per option.
- Invitations to receive a maximum of 1,110,000 options over 1,110,000 shares at an exercise price of $5.13 (offer date 8 October 2002). The fair value at the date of the offer was $0.61 per option.
- Invitations to receive a maximum of 400,000 options over 400,000 shares at an exercise price of $4.55 (offer date 23 January 2004). The fair value at the date of the offer was $0.54 per option.

In the event that the specified performance criteria are not fully achieved, the number of options issued will be proportionally reduced.

In line with the company's accounting policy and current Australian Accounting Standards, options are not expensed.

The details of the above offers which have been made to Specified Directors of PaperlinX Limited and Specified Executives are set out in Note 32.

Note 34. Segment reporting

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

Geographic segments

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales are based on the geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia and New Zealand	Manufacture of communication papers and packaging papers, paper merchanting and paper trading.
North America	Paper merchanting and paper trading.
Europe	Paper merchanting and paper trading.
Asia	Paper merchanting and paper trading.

					Consolidated
	Segment Result [3] $m	Segment Sales $m	Segment Other Revenue [4] $m	Total Segment Revenue $m	Segment Assets $m
Note 34. Segment reporting (continued)					
For the year ended 30 June 2005					
Business segments					
Merchanting and Paper Trading	185.8	7,035.3	4.9	7,040.2	3,048.8
Communication Papers	12.3	699.8	3.0	702.8	873.2
Packaging Papers	10.0	242.9	–	242.9	292.2
Corporate and Other	(23.2)	100.6	2.2	102.8	121.7
Profit before net interest and income tax	184.9				
Net interest [1]	(68.5)				
Profit before income tax	116.4				
Operating Income tax expense [1]	(24.8)				
Income tax benefit – Australian Tax Consolidation [1]	77.0				
Profit after income tax expense	168.6				
Net profit attributable to outside equity interests	(0.1)				
Inter-segment sales [2]		(504.5)		(504.5)	
Unallocated revenue [4]			15.8	15.8	
Unallocated assets (deferred tax balances)					47.6
TOTAL	168.5	7,574.1	25.9	7,600.0	4,383.5
For the year ended 30 June 2004					
Business segments					
Merchanting and Paper Trading	147.5	5,620.4	10.3	5,630.7	3,410.6
Communication Papers	44.8	714.7	2.8	717.5	872.5
Packaging Papers	21.6	254.2	–	254.2	313.9
Corporate and Other	(24.2)	100.5	1.0	101.5	142.5
Profit before net interest and income tax	189.7				
Net interest [1]	(48.5)				
Profit before income tax	141.2				
Income tax expense [1]	(32.5)				
Profit after income tax expense	108.7				
Net profit attributable to outside equity interests	(0.2)				
Inter-segment sales [2]		(478.2)		(478.2)	
Unallocated revenue [4]			37.6	37.6	
Unallocated assets (deferred tax balances)					40.6
TOTAL	108.5	6,211.6	51.7	6,263.3	4,780.1

	Segment Sales $m	Segment Other Revenue [4] $m	Total Segment Revenue $m	Segment Assets $m
				Consolidated

Note 34. Segment reporting (continued)

	Segment Sales $m	Segment Other Revenue [4] $m	Total Segment Revenue $m	Segment Assets $m
For the year ended 30 June 2005				
Geographic segments				
Australia and New Zealand	1,444.4	7.9	1,452.3	1,719.3
North America	1,011.1	–	1,011.1	410.8
Europe	4,945.2	1.3	4,946.5	2,149.5
Asia	173.4	0.9	174.3	56.3
Unallocated revenue [4]		15.8	15.8	
Unallocated assets (deferred tax assets)				47.6
Total	7,574.1	25.9	7,600.0	4,383.5
For the year ended 30 June 2004				
Geographic segments				
Australia and New Zealand	1,520.4	11.9	1,532.3	1,774.9
North America	904.6	–	904.6	421.9
Europe	3,622.2	0.6	3,622.8	2,483.7
Asia	164.4	1.6	166.0	59.0
Unallocated revenue [4]		37.6	37.6	
Unallocated assets (deferred tax assets)				40.6
Total	6,211.6	51.7	6,263.3	4,780.1

	Depreciation & Amortisation $m	Non Cash Expenses $m	Acquisition of Non-Current Assets $m	Segment Liabilities $m
For the year ended 30 June 2005				
Business segments				
Merchanting and Paper Trading	61.2	21.7	52.9	959.9
Communication Papers	36.5	13.9	46.2	123.4
Packaging Papers	12.2	4.7	15.4	41.3
Corporate and Other	12.9	4.3	2.5	47.1
Unallocated liabilities [7]				1,399.4
Total	122.8	44.6	117.0	2,571.1
For the year ended 30 June 2004				
Business segments				
Merchanting and Paper Trading	51.3	23.9	424.7	1,102.4
Communication Papers	35.4	10.1	16.4	109.1
Packaging Papers	12.7	3.6	5.9	39.2
Corporate and Other	11.6	(0.7)	30.5	46.7
Unallocated liabilities [7]				1,669.4
Total	111.0	36.9	477.5	2,966.8

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) The segment result for the individual business segments is the profit before net interest and income tax.

	2005 $m	2004 $m
Note 34. Segment reporting (continued)		
(4) Segment other revenue allocated comprises:		
• *Rendering of services – commission (refer Note 2)*	8.8	12.9
• *Other revenue from outside operating activities (refer Note 2)*	1.3	1.2
	10.1	14.1
Segment other revenue unallocated comprises:		
• *Other revenue from outside operating activities (refer Note 2)*	15.8	37.6
	25.9	51.7
(5) The non-cash expenses above comprise the following items:		
• *Provisions charge (refer Note 4 (b))*	50.8	45.7
• *Net (profit)/loss on disposal of property, plant and equipment (refer Note 4 (b))*	(3.0)	(9.5)
• *Other non cash items (refer Statements of Cash Flows – Note (1))*	(3.2)	0.7
	44.6	36.9
(6) The acquisition of non-current assets above comprises the following items:		
• *Addition of property, plant and equipment (refer Statements of Cash Flows)*	86.3	54.7
• *Movement in accruals for property, plant and equipment*	7.4	2.0
	93.7	56.7
• *Goodwill in relation to acquisitions of controlled entities (refer Note 36 (2))*	17.1	91.5
• *Brands acquired on acquisition of controlled entities (refer Note 36 (2))*	–	25.4
• *Property, plant and equipment acquired on acquisition of controlled entities (refer Note 12)*	6.2	303.9
	117.0	477.5
The segment reporting of the acquisition of non-current assets by geographic region is as follows:		
• *Australia and New Zealand*	66.4	54.8
• *North America*	5.5	9.8
• *Europe*	44.8	412.2
• *Asia*	0.3	0.7
	117.0	477.5
(7) The unallocated segment liabilities comprise the following items:		
• *Current interest bearing liabilities (refer Note 16)*	266.6	81.7
• *Current tax liabilities (refer Note 17)*	3.8	16.1
• *Non-current interest bearing liabilities (refer Note 20)*	1,036.0	1,400.0
• *Non-current deferred tax liabilities (refer Note 21)*	93.0	171.6
	1,399.4	1,669.4

Note 35. Superannuation commitments

The consolidated entity and certain controlled entities contribute to superannuation funds, which were established to provide benefits for employees and their dependants. The funds cover Company-sponsored plans, industry/union plans and other approved funds.

Company-sponsored Plans

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total and permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either fixed by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to the balance of the cost required to fund the defined benefits or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

There exists a legally enforceable obligation on the employer companies to make such contributions as are required under the rules.

Government Plans

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

Industry/Union Plans

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

Defined Benefit Plans

The tables for the years ended 30 June 2005 and 2004 show only the PaperlinX share of the defined benefit plan of the Amcor Superannuation Fund, the Amcor New Zealand Superannuation Fund and the Stichting Pensioenfonds Buhrmann.

All plans are listed below showing the results of the last actuarial assessment, where applicable, made by independent actuaries on the dates indicated.

Fund assets net of liabilities other than accrued benefits (fund assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

Funds as at 30 June 2005	Reporting Date	Fund Assets at Net Market Value at Reporting Date(5) $m	Accrued Benefits at Last Actuarial Review Date(4) $m	Surplus/ (Deficit)(5) $m	Vested Benefits at Reporting Date(6) $m
• Amcor Superannuation Fund (Australia) – Sub-Fund No. 1 – Last actuarial review by W R Aitchison, BSc (Hons), FIA,FIAA, ASA at June 2003 (1)	30/6/04	27.7	37.6	(9.9)	32.7
• Amcor Superannuation Fund (Australia) – Sub-Fund No. 2 – Last actuarial review by A Sach FIAA at July 2002 (1)	30/6/04	27.1	35.4	(8.3)	26.6
• Amcor New Zealand Superannuation Fund (New Zealand) – Last actuarial review by J Spooner BSc, FIAA, at July 2003 (2)	30/6/05	0.8	0.9	(0.1)	0.5
• Coast Paper Pension Plan for Employees (Canada) – Last actuarial review by E Lee FCIA, FSA at December 2003 (8)	31/12/04	6.0	6.0	–	6.0
• Coast Paper Pension Plan for Executive Employees (Canada) – Last actuarial review by E Lee FCIA, FSA at December 2003 (8)	31/12/04	5.4	5.9	(0.5)	5.9
• Stichting Pensioenfonds Buhrmann (Netherlands) – Last actuarial report by H A J Lohmann at December 2003 (3)	31/12/04	92.4	84.0	8.4	84.0
• The Howard Smith Paper Group Pension Scheme (UK) – Last actuarial review by Mark Whitcombe, FIA at March 2004	31/3/05	40.8	39.0	1.8	47.8
• Robert Horne Group Pension Scheme (UK) – Last actuarial review by A Stephens, FIA at December 2001	31/12/04	143.5	204.6	(61.1)	188.7
• Robert Horne Paper (Ireland) Ltd Pension & Life Assurance Scheme (Ireland) – Last actuarial review by J McCarthy FSAI at December 2002	31/12/04	5.3	3.8	1.5	5.6
		349.0	417.2	(68.2)	397.8

Note 35. Superannuation commitments (continued)

Funds as at 30 June 2004	Reporting Date	Fund Assets at Net Market Value at Reporting Date(5) $m	Accrued Benefits at Last Actuarial Review Date(4) $m	Surplus/ (Deficit)(5) $m	Vested Benefits at Reporting Date(6) $m
• Amcor Superannuation Fund (Australia) – Last actuarial review by W R Aitchison, BSc (Hons), FIA,FIAA, ASA at June 2003 (1)	30/6/03	29.8	37.6	(7.8)	36.3
• PaperlinX Superannuation Fund (Australia) – Last actuarial review by A Sach FIAA at July 2002 (7)	30/6/03	29.8	35.4	(5.6)	30.7
• Amcor New Zealand Superannuation Fund (New Zealand) – Last actuarial review by J Spooner BSc, FIAA, at July 2003 (2)	30/6/04	0.8	0.8	–	0.4
• Coast Paper Pension Plan for Employees (Canada) – Last actuarial review by J Leong FCIA, FSA, ASA at December 2003	31/12/03	12.5	12.7	(0.2)	12.7
• Coast Paper Pension Plan for Executive Employees (Canada) – Last actuarial review by J Leong FCIA, FSA, ASA at December 2003	31/12/03	6.0	6.8	(0.8)	6.8
• Stichting Pensioenfonds Bührmann (Netherlands) – Last actuarial report by H A J Lohmann at December 2003 (3)	31/12/03	70.9	67.5	3.4	67.5
• The Howard Smith Paper Group Pension Scheme (UK) – Last actuarial review by WGC Sharp FFA at March 2002	30/6/04	39.0	30.5	8.5	43.1
• Robert Horne Group Pension Scheme (UK) – Last actuarial review by A Stephens, FIA at December 2001	30/6/04	144.9	189.8	(44.9)	165.5
• Robert Horne Paper (Ireland) Ltd Pension & Life Assurance Scheme (Ireland) – Last actuarial review by J McCarthy FSAI at December 2002	31/12/03	4.5	5.5	(1.0)	4.5
		338.2	386.6	(48.4)	367.5

(1) Some employees of PaperlinX participate in the Amcor Superannuation Fund and PaperlinX contributes to the fund on behalf of these members.

(2) Some PaperlinX employees participate in the Amcor New Zealand Superannuation Fund and PaperlinX contributes to the fund on behalf of these members.

(3) Some PaperlinX employees participate in the Stichting Pensioenfonds Buhrmann and PaperlinX contributes to this fund on behalf of these members.

(4) Accrued benefits have been determined based on the amount calculated by the actuary at the date of the last actuarial review or as calculated by the Fund Actuary.

(5) The aggregate deficit of assets over vested benefits calculated as the difference between assets at net market value at the last reporting date of each fund and the vested benefits as at the last reporting date of each fund is $48.8 million.

(6) Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor as at the reporting date.

(7) Effective 31 March 2004, the members of the PaperlinX Superannuation Fund, the members' entitlements and the fund's assets were transferred on a successor fund basis to the Amcor Superannuation Fund.

(8) Effective 1 January 2004, certain members of the Coast Paper Pension Plan for Employees and Executives accepted the voluntary conversion offer from defined benefit to defined contribution.

Details of contributions to the defined benefit plans during the year and the contributions payable at year end are as follows:

	Consolidated		PaperlinX Limited	
	2005 $m	2004 $m	2005 $m	2004 $m
Employer contributions to the plans	17.5	17.0	–	–
Employer contributions payable to the plans at balance date	0.5	0.5	–	–

Note 36. PaperlinX's controlled entities

	Note	Country of Incorporation	Consolidated Entity Interest
Paper Australia Pty Ltd	(1)	Australia	100%
Australian Paper Pty Ltd	(1)	Australia	100%
PaperlinX Australia Pty Ltd	(1)	Australia	100%
Paperwealth Pty Ltd	(1)	Australia	100%
PP CPC Pty Ltd	(1)	Australia	100%
Empire Office Supplies Pty Ltd	(1)	Australia	100%
PP ED Pty Ltd	(1)	Australia	100%
B J Ball Pty Ltd	(1)	Australia	100%
Besmac Pty Ltd	(1)	Australia	100%
Paper Associates Pty Ltd	(1)	Australia	100%
PPX Australia LP		Australia	100%
PaperlinX (Europe) Ltd		United Kingdom	100%
PaperlinX Brands (Europe) Ltd		United Kingdom	100%
PaperlinX Services (Europe) Ltd		United Kingdom	100%
PaperlinX Investments (Europe) Ltd		United Kingdom	100%
PaperlinX Treasury (Europe) Ltd		United Kingdom	100%
The Paper Company Ltd		United Kingdom	100%
21st Century Paper Ltd		United Kingdom	100%
Powell & Heilbron (Paper) Ltd		United Kingdom	100%
Paramount Paper Sales Ltd		United Kingdom	100%
Rothera & Brereton (Sheffield) Ltd		United Kingdom	100%
Michael Jackson (Paper) Ltd		United Kingdom	100%
Grove Paper Company Ltd		United Kingdom	100%
Rothera & Brereton Ltd		United Kingdom	100%
Paramount Paper Sales (London) Ltd		United Kingdom	100%
Lagan Papers Ltd		United Kingdom	100%
Dixon & Roe (Birmingham) Ltd		United Kingdom	100%
Alba Paper Ltd		United Kingdom	100%
Mason's Paper Holdings Ltd		United Kingdom	100%
The Mason's Paper Co Ltd		United Kingdom	100%
Southern Paper Ltd		United Kingdom	100%
Southern Paper Co (Brighton)		United Kingdom	100%
Donald Murray (Paper) Ltd		United Kingdom	100%
Donald Murray Paper (Bristol) Ltd		United Kingdom	100%
Donald Murray Paper (Glasgow) Ltd		United Kingdom	100%
Donald Murray Paper (Newcastle) Ltd		United Kingdom	100%
Dixon & Roe Group Ltd		United Kingdom	100%
Dixon & Roe Ltd		United Kingdom	100%
Dixon & Roe (Herts) Ltd		United Kingdom	100%
The Paper Company No. 2 Ltd		United Kingdom	100%
Hopefair Ltd		United Kingdom	100%
Jarvis Paper Sales Ltd		United Kingdom	100%
Reel Papers Ltd		United Kingdom	100%
Somerset Paper Sales Ltd		United Kingdom	100%
PaperlinX Cooperatief WA		Netherlands	100%
PaperlinX Netherlands Holdings BV		Netherlands	100%
BührmannUbbens Holding BV		Netherlands	100%
BührmannUbbens BV		Netherlands	100%
PaperlinX Shared Services BV		Netherlands	100%
DRiem Papier BV		Netherlands	100%
Tricom Paper International BV		Netherlands	100%
VRG Insurances BV		Netherlands	100%
Brabantse Poort BV		Netherlands	100%
Rhosili Amsterdam CV		Netherlands	100%
PaperlinX Netherlands BV		Netherlands	100%
Printaco BV		Netherlands	100%
Proost en Brandt Holdings BV		Netherlands	100%
Proost en Brandt BV		Netherlands	100%
Enveloppendrukkerij Jet Print BV		Netherlands	100%
Bouwmaatschappij 'Het Wapen van Amsterdam' NV		Netherlands	100%
Velpa Holdings BV		Netherlands	100%
Velpa Enveloppen BV		Netherlands	100%

Note 36. PaperlinX's controlled entities (continued)

	Note	Country of Incorporation	Consolidated Entity Interest
Polyedra SpA		Italy	100%
Caledonia SrL		Italy	100%
MG di Agnetti SrL		Italy	100%
Josef Frohlen Papiergrosshandlung – WilliReddeman Import – Export GmbH		Germany	100%
Deutsche Papier Holding GmbH		Germany	100%
D & D Folienservice GmbH		Germany	100%
Deutsche adp Wilhelm GmbH		Germany	100%
Dirimex Handelsgesellschaft GmbH		Germany	100%
Klinger GmbH Handel fur Siebdruck und Werbetechnik		Germany	100%
Deutsche Papier Vertriebs GmbH		Germany	100%
Deutsche Papier Grundstucks GmbH & Co KG		Germany	100%
PaperlinX Austria GmbH		Austria	100%
PaperNet GmbH		Austria	100%
PaperNet GmbH & Co KG		Austria	100%
Adria Papir doo		Croatia	100%
Budapest Papir Kft		Hungary	100%
Tulipel – Comercio de Paperis Lda		Portugal	100%
Alpe Papir Trgovina na Veliko doo		Slovenia	100%
Bratislavska Papierenská Spolocnost		Slovakia	100%
Ospap Velkoobchod Papirem AS		Czech Republic	96%
Multiexpo Spol sro		Czech Republic	100%
PaperlinX Denmark ApS		Denmark	100%
PaperNet Scandinavia AS		Denmark	100%
Udesen A/S Grafisk Fagcenter		Denmark	100%
CC&Co Holdings ApS		Denmark	100%
Aktieselskabet Christian Christensen Og Co		Denmark	100%
Corporate Express Denmark AS		Denmark	100%
CC&Co Ejendomme AS		Denmark	100%
Plus Office AS		Denmark	100%
Axelium SAS		France	100%
Thomas Papier SARL		France	100%
Epacar NV		Belgium	100%
Mercator Papier Spzoo		Poland	100%
PaperNet Oy		Finland	100%
Union Papelera Merchanting SL		Spain	100%
Grafiskt Papper Norden AB		Sweden	100%
Interpapier AG		Switzerland	100%
The Howard Smith Paper Group Ltd		United Kingdom	100%
Contract Paper Ltd		United Kingdom	100%
Howard Smith Paper Ltd		United Kingdom	100%
Precision Publishing Papers Ltd		United Kingdom	100%
Savory Paper Ltd		United Kingdom	100%
Trade Paper Ltd		United Kingdom	100%
Howard Smith Paper (Scotland) Ltd		United Kingdom	100%
The M6 Paper Group Ltd		United Kingdom	100%
Badger Paper Ltd		United Kingdom	100%
Robert Horne UK Ltd		United Kingdom	100%
Cogladle Ltd		United Kingdom	100%
Robert Horne Pension Trustees Ltd		United Kingdom	100%
Robert Horne Group Ltd		United Kingdom	100%
Adhesive and Display Products Ltd		United Kingdom	100%
Robert Horne Paper Company Ltd		United Kingdom	100%
W Lunnon & Company Ltd		United Kingdom	100%
Glenmore Lomond Paper Group Ltd		United Kingdom	100%
Robert Horne Paper (Scotland) Ltd		United Kingdom	100%
Pinnacle Film & Board Sales Ltd		United Kingdom	100%
Sheet & Roll Converters Ltd		United Kingdom	100%
Transplastix Ltd		United Kingdom	100%
William Cox Plastics Ltd		United Kingdom	100%
PaperlinX North America Inc		USA	100%
Kelly Paper Company		USA	100%
Spicers Paper Inc		USA	100%

Note 36. PaperlinX's controlled entities (continued)

	Note	Country of Incorporation	Consolidated Entity Interest
Spicers Paper (U.S.A.) Inc		USA	100%
PPX Investment Corp		Canada	100%
PaperlinX Canada (2001) Corp		Canada	100%
Coast Paper Ltd		Canada	100%
PPX Canada Corp		Canada	100%
615145 BC Ltd		Canada	100%
PaperlinX Holdings (Asia) Pte Ltd		Singapore	100%
Spicers Paper (Asia) Trading Pte Ltd		Singapore	100%
Norscan Forest Products Pte Ltd		Singapore	100%
Spicers Paper (Singapore) Pte Ltd		Singapore	100%
Paper Products Marketing (Singapore) Pte Ltd		Singapore	100%
VRG Paper (Malaysia) Sdn Bhd		Malaysia	100%
Winpac Paper Pte Ltd		Singapore	100%
Spicers Paper (Hong Kong) Ltd		Hong Kong	100%
Paper Products Marketing (Hong Kong) Ltd	(3)	Hong Kong	100%
Spicers Paper (Malaysia) Sdn Bhd		Malaysia	100%
Finwood Papers (Pty) Ltd		South Africa	100%
Finwood Properties Pty Ltd		South Africa	100%
PaperlinX Ireland Holdings		Ireland	100%
Robert Horne Paper (Ireland) Ltd		Ireland	100%
Broadworth Ltd		Ireland	100%
Paper Sales Ltd		Ireland	100%
Contact Papers Ltd		Ireland	100%
Supreme Paper Company Ltd		Ireland	100%
DM Paper Ltd		Ireland	100%
PPX Insurance Ltd		New Zealand	100%
Spicers Paper (NZ) Ltd		New Zealand	100%
PaperlinX Investments Pty Ltd	(1)	Australia	100%
Paper Products Marketing Pty Ltd	(1)	Australia	100%
Paper Products Marketing (Taiwan) Ltd		Taiwan	80%
Pacific Paper Marketing Australia Pty Ltd	(1)	Australia	100%
Paper Products Marketing (USA) Inc		USA	100%
PaperlinX (N.Z.) Ltd		New Zealand	100%
Entities No Longer Controlled Since 30 June 2004			
PPM Zimmerlund a.s.	(4)		
Zimmerlund (Malaysia) Sdn Bhd	(4)		

(1) PaperlinX Limited and the aforementioned subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended), these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for the preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that PaperlinX Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that PaperlinX Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, PaperlinX Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that PaperlinX Limited is wound up.

A consolidated Statement of Financial Performance and consolidated Statement of Financial Position comprising PaperlinX Limited and these wholly-owned subsidiaries, after eliminating all transactions between parties to the deed of cross guarantee, is set out below:

	Consolidated 2005 $m	Consolidated 2004 $m
Statement of Financial Performance		
Profit from ordinary activities before income tax	153.0	17.4
Income tax benefit/(expense)	81.1	(17.2)
Net profit	234.1	0.2
Retained profits at the beginning of the year	7.4	120.9
Transfer from asset revaluation reserve	–	8.8
Dividends paid	(122.7)	(122.5)
Retained profits at the end of the year	118.8	7.4

	Consolidated 2005 $m	2004 $m
Note 36. PaperlinX's controlled entities (continued)		
STATEMENT OF FINANCIAL POSITION		
Current assets		
Cash assets	55.0	79.6
Receivables	1,055.6	1,089.9
Inventories	308.9	306.6
Total current assets	1,419.5	1,476.1
Non-current assets		
Receivables	4.6	7.0
Other financial assets	785.0	787.7
Property, plant and equipment	991.5	990.4
Intangible assets	36.6	39.4
Deferred tax assets	30.9	30.4
Total non-current assets	1,848.6	1,854.9
TOTAL ASSETS	3,268.1	3,331.0
Current liabilities		
Payables	221.9	217.1
Interest bearing liabilities	186.8	0.6
Current tax liabilities	–	0.3
Provisions	50.4	46.9
Total current liabilities	459.1	264.9
Non-current liabilities		
Interest bearing liabilities	878.6	1,167.0
Deferred tax liabilities	81.3	162.9
Provisions	36.1	35.0
Total non-current liabilities	996.0	1,364.9
TOTAL LIABILITIES	1,455.1	1,629.8
NET ASSETS	1,813.0	1,701.2
Equity		
Contributed equity	1,694.2	1,693.8
Retained profits	118.8	7.4
TOTAL EQUITY	1,813.0	1,701.2

(2) During the current year, the consolidated entity purchased the Hestbech business in Denmark.

The operating results of this business have been included in the consolidated profit from 1 November 2004. The main activity is distribution of industrial packaging and office supplies.

During the prior year, the consolidated entity purchased 100% of the Paper Merchanting Division of Buhrmann NV. The operating results of the companies so purchased have been included in the consolidated profit from 1 November 2003. The main activity is paper merchanting. The final purchase price was based on the accounts as at completion date plus any deferred consideration. The deferred consideration was contingent upon the business acquired achieving an agreed level of earnings for the calendar year ended 2003. No deferred consideration was paid or is payable.

There remains one item of dispute between the parties in relation to the completion accounts which is the valuation of one property in Germany and the disputed amount is Euro 7.5 million. A defined process is being followed to achieve resolution of this item.

The consideration paid and the net assets at the date of acquisition are set out in the table following:

	Consolidated 2005 $m	2004 $m
Note 36. PaperlinX's controlled entities (continued)		
Hestbech business		
• Consideration paid in cash	13.0	–
	13.0	–
Paper Merchanting Division of Buhrmann NV and minorities		
• Consideration paid in cash	–	1,092.2
• Costs accrued	–	11.9
	–	1,104.1
Total	13.0	1,104.1
Controlled Entities Acquired		
Total consideration paid	13.0	1,104.1
Net assets acquired:		
Cash	–	36.2
Current receivables	5.2	1,048.3
Inventories	4.3	360.3
Other financial assets – investments	–	20.1
Property, plant and equipment	6.2	303.9
Intangibles – brand names	–	25.4
Deferred tax assets	–	1.3
Current payables	(4.8)	(624.1)
Current interest bearing liabilities – bank overdraft	–	(29.3)
Current interest bearing liabilities – borrowings	–	(39.8)
Current tax liabilities and provisions	–	(54.7)
Non-current interest bearing liabilities – borrowings	–	(14.5)
Deferred tax liabilities	–	(3.2)
Non-current provisions	–	(17.3)
	10.9	1,012.6
Goodwill on acquisition	2.1	91.5
Total net assets acquired	13.0	1,104.1
Goodwill impact in the current year:		
Acquisition in the current year – per above	2.1	91.5
Fair value adjustments in relation to an acquisition in the prior year	15.0	–
	17.1	91.5
Cash flow impact:		
Cash paid	13.0	1,092.2
Cash paid, recorded as a receivable awaiting resolution of dispute	–	12.8
	13.0	1,105.0
Cash settlement of amounts accrued in prior period	31.6	24.6
	44.6	1,129.6
Less cash acquired	–	(36.2)
Add bank overdraft acquired	–	29.3
Cash flow impact – per Statement of Cash Flows	44.6	1,122.7
Net debt impact:		
Cash flow impact – per Statement of Cash Flows	44.6	1,122.7
Add current borrowings acquired	–	39.8
Add non-current borrowings acquired	–	14.5
	44.6	1,177.0

(3) Companies renamed during the year: Paper Products Marketing (Hong Kong) Pte Ltd (formerly VRG Paper (Hong Kong) Ltd
(4) Companies liquidated during the year

Note 37. Related party disclosures

The ownership interest in controlled entities is disclosed in Note 36 to the financial statements.

There were no other material related party transactions during the year.

Directors of PaperlinX Limited

Directors of PaperlinX Limited, who held office during the year ended 30 June 2005 are:
D E Meiklejohn
T P Park
D G Abotomey
A F Guy
B J Jackson
N L Scheinkestel
D A Walsh
P R Waterworth (resigned effective 29 October 2004)
L J Yelland

The remuneration of Directors is disclosed in Note 32 to the financial statements.

A full analysis of the components of the remuneration of individual Directors is contained in Note 32 and in the Directors' Report.

Loans to Directors of PaperlinX Limited in Note 10 total $530 (2004: $73,000). This amount comprises employee share plan loans only.

Directors of Controlled Entities

Loans to Directors of controlled entities in Notes 8 and 10 total $38,000 (2004: $43,000). This amount comprises employee share plan loans only.

During the year, employee share plan loan repayments totalling $78,000 were received from:
- P R Waterworth, D G Abotomey, G C Butcher, P N Jones, W C Horman, B A Smart, C B Creighton, A J Kennedy, R L McPherson, J R Peters, A O Knight, P G Holloway, D W K Woodley and A J Bull.

During the prior year, employee share plan loan repayments totalling $21,000 were received from:
- I M Wightwick, P R Waterworth, D G Abotomey, G C Butcher, P W Essex, P N Jones, W C Horman, C B Creighton, A J Kennedy, R L McPherson, J R Peters, A O Knight, M J Kearney, P G Holloway, D W K Woodley and A J Bull.

During the year, employee share plan loans totalling $1,000 were advanced.

During the prior year, employee share plan loans totalling $1,000 were advanced.

	June 2005	June 2004
Note 38. Earnings per share		
Basic earnings per share (cents)	37.8	24.7
• Net profit ($ millions)	168.5	108.5
• Weighted average number of shares (millions)	446.1	439.9
Diluted earnings per share (cents)	37.6	24.5
• Net profit ($ millions)	168.5	108.5
• Weighted average number of shares (millions)	448.6	442.2

The earnings per share have been calculated in accordance with Accounting Standard AASB 1027 (Earnings per Share). This standard defines the basic earnings per share to be the operating profit after income tax for the consolidated entity attributable to members of the parent entity for the financial year, divided by the weighted average number of ordinary shares of the parent entity on issue during the financial year.

The options to purchase shares on issue during the year ended 30 June 2005 and 30 June 2004 have not been included in determining the basic earnings per share.

The diluted earnings per share is calculated in accordance with the requirements of Accounting Standard AASB 1027 (Earnings per Share), whereby the options are considered to be potential shares and hence are dilutive in their nature.

The options to purchase shares on issue during the year ended 30 June 2005 and 30 June 2004 have been included in determining the diluted earnings per share. The impact of this inclusion is the weighted average number of shares on issue increases by 2.5 million shares for the year ended 30 June 2005 (2004: 2.3 million shares).

The inclusion of these options in the calculation of the diluted earnings per share has an immaterial impact as compared to the basic earnings per share.

Nil options have been issued since 30 June 2005 up to the date of this report.

Nil options have been exercised, resulting in the issuing of nil shares since 30 June 2005 up to the date of this report. In addition, nil options have lapsed since 30 June 2005.

Shares issued since 30 June 2005 up to the date of this report have not been included in the calculation of the basic earnings per share calculation at 30 June 2005.

Note 39. Additional financial instruments disclosure

Interest Rate Risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.

The consolidated entity from time to time enters into interest rate swaps that swap floating rate interest bearing liabilities into fixed rate interest bearing liabilities.

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

	Floating Interest Rate $m	Fixed interest maturing in: 1 Year or Less $m	1 to 5 Years $m	than 5 Years $m	Non-Interest Bearing $m	Total $m	Weighted Average Interest Rate[1] %
2005							
Financial Assets							
Cash assets	429.1	–	–	–	–	429.1	2.67
Receivables	–	–	–	–	1,447.1	1,447.1	–
Other financial assets	–	–	–	–	13.3	13.3	–
Financial Liabilities							
Payables	–	–	–	–	1,041.0	1,041.0	–
Bank and other loans	822.6	–	–	–	–	822.6	3.92
USD Notes	–	–	–	159.9	–	159.9	6.75
CAD Notes	–	3.3	13.2	59.6	–	76.1	7.88
GBP Notes	–	–	–	242.9	–	242.9	6.59
Leases	–	0.4	0.7	–	–	1.1	8.00
Employee entitlements	–	–	48.3	–	40.9	89.2	6.00
2004							
Financial Assets							
Cash assets	448.6	–	–	–	–	448.6	2.72
Receivables	–	–	–	–	1,682.1	1,682.1	–
Other financial assets	–	–	–	–	20.2	20.2	–
Financial Liabilities							
Payables	–	–	–	–	1,154.3	1,154.3	–
Bank and other loans	958.3	–	–	–	–	958.3	3.78
USD Notes	–	–	–	177.0	–	177.0	6.75
CAD Notes	–	–	–	76.7	–	76.7	7.88
GBP Notes	–	–	–	269.1	–	269.1	6.59
Leases	–	0.6	–	–	–	0.6	8.00
Employee entitlements	–	–	50.2	–	38.6	88.8	6.00

[1] *Includes the effect of applicable credit margins.*

Foreign Exchange Risk

Purchases

In relation to purchases denominated in a foreign currency, the consolidated entity's policy is to hedge all material foreign currency exposures. This is done via a natural hedge, such as a similarly denominated receivable or cash balance, or through forward cover contracts as soon as a firm and irrevocable commitment is entered into or known. It is the consolidated entity's policy to recognise both the cost of entering into a forward foreign exchange contract and the net exchange gain/loss arising thereon, between the date of inception and year end, as a net foreign currency receivable or net foreign currency payable in the financial statements. This is calculated by reference to the movement in the applicable exchange rate from the date of inception of the contract to that at year end. Gains or losses are deferred until maturity at which time they are included in the measurement of the underlying transaction.

Note 39. Additional financial instruments disclosure (continued)

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding:

	2005 Weighted Average Rate	2004 Weighted Average Rate	2005 $m	2004 $m
Buy Contracts				
0–12 months				
EUR	0.5727	0.5167	1.9	0.7
GBP	0.4060	0.3763	0.1	0.3
NZD	1.0856	–	4.1	–
JPY	80.2081	71.9919	0.1	0.7
USD	0.7580	0.6772	56.6	40.1
			62.8	41.8

As these contracts are hedging anticipated purchases, any unrealised exchange gains and losses on the contracts, together with the costs of the contracts, will be recognised in the Statement of Financial Performance at the time the underlying transaction occurs.

The gross unrecognised gains and losses on hedges of anticipated foreign currency purchases are gains of $0.4 million (2004: gains of $1.2 million) and losses of $0.3 million (2004: losses of $0.1 million).

Liabilities

Accounts payable and interest bearing liabilities, which include amounts repayable in foreign currencies, are shown at their Australian dollar equivalents. All material foreign currency liabilities are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

Credit Risk

Financial Instruments Included in the Statements of Financial Position

The credit risk on financial assets of the consolidated entity, other than investments in shares, is the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual overseas country or individual customer.

Financial Instruments Not Included in the Statements of Financial Position

Foreign exchange contracts are not included in the Statements of Financial Position.

In order to control any exposure which may result from non-performance by counterparties, foreign exchange contracts are only entered into with major banks with a minimum long-term rating of A+ by Standard & Poor's or A2 by Moody's. In addition, the PaperlinX Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is detailed in the previous table.

Net Fair Values

Financial Instruments Included in the Statements of Financial Position

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities approximate each other as at reporting date.

Financial Instruments Not Included in the Statements of Financial Position

The net fair value of foreign exchange contracts, none of which are included in the Statements of Financial Position, are assessed as the estimated amount that the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of foreign exchange contracts held as at reporting date is a gain of $0.1 million (2004: a gain of $1.1 million).

Note 40. Impact of adopting Australian equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (AGAAP) applicable for reporting periods ended 30 June 2005.

The PaperlinX Group has established a formal project, monitored by a steering committee, to achieve transition to AIFRS reporting. The first reporting period is the half-year ended 31 December 2005.

The Company's implementation project consists of three phases as described below:

1. Assessment and planning phase

The assessment and planning phase aimed to produce a high level overview of the impacts of conversion to AIFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

This phase included:

- high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS
- assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes
- review of expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training

The assessment and planning phase was complete as at 30 June 2005.

2. Design phase

The design phase aimed to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS. The design phase incorporated:

- formulating revised accounting policies and procedures for compliance with AIFRS requirements
- identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS
- designing accounting and business processes to support AIFRS reporting obligations
- identifying and planning required changes to financial reporting and business source systems

The design phase was complete as at 30 June 2005.

3. Implementation phase

The implementation phase includes implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It enables the company to generate the required disclosures of AASB 1 (First Time Adoption of Australian Equivalents to International Financial Reporting Standards) as it progresses through the transition to AIFRS.

The implementation phase was substantially complete as at 30 June 2005.

Impact of transition

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current AGAAP to AIFRS, and the selection and application of AIFRS accounting policies, are based on AIFRS standards that management expect to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company's and consolidated entity's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary. Further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of:

- changes in financial reporting requirements that are relevant to the Company's and consolidated entity's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the 30 June 2005 financial report
- additional guidance on the application of AIFRS in a particular industry or to a particular transaction
- changes to the Company's and consolidated entity's operations

Consequently, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note.

Where the application or interpretation of an accounting standard is currently being debated, the accounting policy adopted reflects management's current assessment of the likely outcome of those deliberations which have been reviewed by the auditors.

The rules for first time adoption of AIFRS are set out in Accounting Standard AASB 1 (First Time Adoption of Australian Equivalents to International Financial Reporting Standards). In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note will include details of the AASB 1 elections adopted.

The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out following:

Note 40. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

Notes

(i) Defined benefit plans

Under AGAAP, defined benefit plans are accounted for on a cash basis, with no defined benefit obligation or plan assets recognised in the statement of financial position. The AASB 1 election to recognise in full actuarial gains and losses at transition date through retained earnings is expected to be adopted.

Under AIFRS, the consolidated entity's net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted. The discount rate will be the rate attached to AAA credit rated bonds or the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

The calculated surplus or deficit for each plan will be required to be recognised in the statement of financial position with a corresponding adjustment to retained earnings.

Subsequent to the transition date, the calculated surplus or deficit for each plan will be required to be recognised in the statement of financial performance, except to the extent that it arises in relation to actuarial gains and losses. Actuarial gains and losses that arise subsequent to the transition date will be recognised in the statement of financial position as an adjustment to retained earnings.

At 1 July 2004, the impact on transition is an increase in liabilities of $53.5 million less the applicable tax effect of $16.7 million resulting in a decrease in retained earnings of $36.8 million.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $0.7 million less the applicable tax effect of $0.4 million resulting in a decrease in reported earnings of $0.3 million. The impact in relation to actuarial gains and losses is an increase in liabilities of $35.5 million less the applicable tax effect of $10.4 million resulting in a decrease of retained earnings of $25.1 million.

The cumulative impact as at 30 June 2005 is an increase in liabilities of $89.7 million less the applicable tax effect of $27.5 million resulting in a decrease in retained earnings of $62.2 million. The impact of exchange rates is a decrease in liabilities of $9.6 million and an increase in reserves of $9.6 million.

(ii) Share based payments

Under current AGAAP, no expense is recognised for options issued to employees.

Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be calculated at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be independently calculated using a suitable valuation model (currently either the Monte Carlo simulation or Black-Scholes model), taking into account the terms and conditions attached to the options. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002. Options granted after 7 November 2002 remaining unvested at 1 January 2004, will be recognised in the opening balance sheet through retained earnings resulting in a $nil impact on transition.

At 1 July 2004, there is a $nil impact in retained earnings.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $2.3 million resulting in a decrease in reported earnings of $2.3 million.

The cumulative impact as at 30 June 2005 is a $nil impact in retained earnings.

(iii) Employee Share Plan loans

Under current AGAAP the interest free loans to employees in accordance with the terms of the employee share plan are recorded as an asset and repaid over time via the associated dividend stream.

Under AIFRS, the value of such loans are required to be reclassified against share capital.

At 1 July 2004, the impact on transition is a decrease in non-current assets of $3.4 million and a decrease in contributed equity of $3.4 million.

During the year ended 30 June 2005, the Employee Share Plan loans are reduced either by dividends paid on the shares, so issued, or in certain circumstances in accordance with an agreed schedule of repayments, which does not exceed three years.

The cumulative impact as at 30 June 2005 is a decrease in non-current assets of $2.7 million and a decrease in contributed equity of $2.7 million.

(iv) Shares held in trust

Under current AGAAP, the cost of shares purchased on market, and held in a trust to satisfy the terms and conditions of the Performance Share Plan, is recorded as an asset and amortised over the applicable vesting period.

Under AIFRS, the cost of the shares are recorded as a negative reserve and not amortised to profit.

At 1 July 2004, the impact on transition is an increase in assets of $5.1 million (being the accumulated amortisation as at 30 June 2004) to a total of $10.2 million. The reinstated asset amount is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million and a decrease in reserves of $10.2 million.

The increase in assets of $5.1 million less the applicable tax effect of $1.5 million results in an increase in retained earnings of $3.6 million. The impact of shares allocated to employees is an increase in reserves of $0.5 million and a decrease in retained earnings of $0.5 million.

For the year ended 30 June 2005, the impact is an increase in employee benefit expense of $1.0 million less the applicable tax effect of $0.3 million resulting in a decrease in reported earnings of $0.7 million.

The cumulative impact as at 30 June 2005 is an increase in assets of $4.1 million (being the accumulated amortisation as at 30 June 2005) to a total of $10.2 million. The reinstated asset is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million, offset by a decrease in reserves of $9.7 million and a decrease in retained earnings of $0.5 million.

The cumulative increase in assets of $4.1 million less the applicable tax effect of $1.2 million results in an increase in retained earnings of $2.9 million.

Note 40. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(v) Impairment of non-current assets

Under current AGAAP, the carrying amounts of non-current assets valued on a cost basis, are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

Under AIFRS, the carrying amount of the consolidated entity's non-current assets, excluding investment property, defined benefit assets, deferred tax assets, goodwill and indefinite life intangible assets (brand names) will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

The major differences between AGAAP and AIFRS are as follows:

- the impairment test is performed at a cash generating unit level, and
- the cash flows must be discounted

Goodwill, which is not amortised under AIFRS and intangible assets (brand names) that have an indefinite useful life are tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not practical to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

A cash generating unit will be the smallest identifiable group of assets that generate independent cash inflows. Each cash-generating unit must be no larger than a segment.

An impairment loss will be recognised in the profit and loss whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount.

Impairment losses recognised in respect of a cash generating unit will be allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts. The discount rate used equates to the consolidated entity's pre tax weighted average cost of capital, applicable to the assets being funded, being 9.5%.

At 1 July 2004, the impact on transition is a decrease in property, plant and equipment of $242.3 million less the applicable tax effect of $72.7 million resulting in a decrease in retained earnings of $169.6 million.

For the year ended 30 June 2005, the impact is a decrease in property, plant and equipment of $16.7 million less the applicable tax effect of $5.0 million resulting in a decrease in reported earnings of $11.7 million.

The cumulative impact as at 30 June 2005 is a decrease in property, plant and equipment of $259.0 million less the applicable tax effect of $77.7 million resulting in a decrease in retained earnings of $181.3 million.

The impairment losses relate wholly to the Australian Paper manufacturing business.

(vi) Income tax

On transition to AIFRS, the statement of financial position method of tax effect accounting will be adopted, rather than the liability method applied currently under AGAAP.

Under the statement of financial position approach, income tax on the profit and loss for the year comprises current and deferred taxes.

The provision for income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

At 1 July 2004, the impact on transition is an increase in deferred tax liabilities of $0.2 million and a decrease in retained earnings of $0.2 million.

For the year ended 30 June 2005, the impact is an increase in deferred tax liabilities of $0.3 million and a decrease in reported earnings of $0.3 million.

The cumulative impact as at 30 June 2005 is an increase in deferred tax liabilities of $0.5 million and a decrease in retained earnings of $0.5 million.

(vii) Non-amortisation of goodwill

Under current AGAAP, as adopted, goodwill is amortised on a straight-line basis over the period which the benefits are expected to arise and not exceed 20 years.

Under AIFRS, amortisation of goodwill is prohibited and will be replaced by annual impairment testing focusing on the cash inflows of the applicable cash generating unit.

For the year ended 30 June 2005, amortisation expense decreases by $20.1 million less the applicable tax effect of $nil million resulting in an increase in reported earnings of $20.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $20.1 million and an increase in retained earnings of $20.1 million.

(viii) Non-depreciation of non-current assets

Under current Australian GAAP, the non-current assets impaired as at 1 July 2004 on transition to AIFRS were depreciated during the year ended 30 June 2005.

Under AIFRS, non-current assets impaired as at 1 July 2004 are not subject to depreciation during the year ended 30 June 2005.

For the year ended 30 June 2005, depreciation expense decreases by $10.2 million less the applicable tax effect of $3.1 million resulting in an increase in reported earnings of $7.1 million.

The cumulative impact as at 30 June 2005 is an increase in property, plant and equipment of $10.2 million less the applicable tax effect of $3.1 million resulting an increase in retained earnings of $7.1 million.

Note 40. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(ix) Disposal of foreign denominated subsidiary

Under current AGAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items and goodwill are translated at historical rates. The statements of financial performance are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS, each entity maintains its books and records in its functional currency. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The statements of financial performance are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve.

There are no expected changes in functional currency for the Company or its subsidiaries.

All foreign operations are translated into Australian dollars using the method described above.

On disposal of a foreign operation, under AIFRS the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of the gain or loss on disposal and recycled through the current year income statement.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in the loss on disposal of subsidiaries of $1.7 million and a decrease in the transfer amount from retained earnings to the exchange fluctuation reserve of $1.7 million.

There is no net impact on the statement of financial position as at 30 June 2005.

(x) Business combinations

Under current AGAAP, post acquisition adjustments to goodwill are permitted to be made in subsequent periods, where appropriate.

Under AIFRS, post acquisition adjustments are only permitted to be made within a 12 month period from the date of the acquisition. As a result, any such adjustments booked to goodwill under AGAAP after 31 October 2004 in relation to the acquisition of the Paper Merchanting Division of Buhrmann NV, will need to be adjusted against reported earnings other than in specific circumstances.

The consolidated entity has not elected to apply Accounting Standard AASB 3 (Business Combinations) retrospectively and hence the impact of the above only affects the AIFRS restated statement of financial position as at 1 July 2005 and the AIFRS restated profit for the year ended 30 June 2005.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in expenses of $8.8 million less the applicable tax effect of $Nil million resulting in a decrease in reported earnings of $8.8 million.

The cumulative impact as at 30 June 2005 is a decrease in goodwill of $8.8 million and a decrease in retained earnings of $8.8 million.

(xi) Reclassification of computer software

Under current AGAAP, computer software is generally classified as part of property, plant and equipment in the balance sheet.

Under AIFRS, any computer software that is not integral to the operation of property, plant and equipment is classified as an intangible asset, where it is continued to be amortised on the same basis.

At 1 July 2004, the impact on transition is an increase in intangibles of $70.1 million and a decrease in property, plant and equipment of $70.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $68.6 million and a decrease in property, plant and equipment of $68.6 million.

(xii) Revenue disclosures in relation to the sale of non-current assets

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the current AGAAP treatment under which the gross proceeds from the sale are recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit or loss of this difference is $nil.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $11.2 million lower, the consolidated carrying amount of non-current assets sold disclosed as an expense in the statement of financial performance would have been $8.2 million lower and the consolidated other income would have been $3.0 million higher.

(xiii) Reclassification of other income

Under AIFRS, foreign exchange gains are classified as other income. This is in contrast to the current AGAAP treatment under which such items are classified as revenue.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $0.2 million lower and consolidated other income would have been $0.2 million higher.

(xiv) Impact of changes from 1 July 2005

PaperlinX Limited expects to take advantage of the election under AASB 1 to not restate for AASB 132 (Financial Instruments: Disclosure and Presentation) and AASB 139 (Financial Instruments: Recognition and Measurement).

There are no expected adjustments for 1 July 2004 or the financial year ended 30 June 2005 as current AGAAP is expected to continue to apply.

As at 1 July 2005, the expected adjustments to the consolidated entity are as follows:

- Under current AGAAP, not all derivatives were recognised in the statement of financial position. On adoption of AASB 139, all derivatives will be recognised at fair value on the statement of financial position. The effect on the consolidated entity is to record the fair value of the derivatives on the statement of financial position with a corresponding increase in retained earnings of $0.1 million.
- Debt establishment costs which are capitalised and amortised over the term of the borrowing under current AGAAP, will be recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This is expected to result in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

Note 40. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

The following tables set out the expected adjustments to the consolidated entity at transition to AIFRS as at 1 July 2004.

		Consolidated				
1 July 2004	Notes	Contributed Equity $m	Reserves $m	Retained Profits $m	Outside Equity Interest $m	Total Equity $m
Net assets as at 1 July 2004 under AGAAP		1,693.8	(18.7)	137.0	1.2	1,813.3
Defined benefit plans	(i)	–	–	(36.8)	–	(36.8)
Employee Share Plan loans	(iii)	(3.4)	–	–	–	(3.4)
Shares held in trust	(iv)	–	–	3.6	–	3.6
Shares held in trust, reclassification as a 'negative' reserve	(iv)	–	(9.7)	(0.5)	–	(10.2)
Impairment of non-current assets	(v)	–	–	(169.6)	–	(169.6)
Income tax	(vi)	–	–	(0.2)	–	(0.2)
Net assets as at 1 July 2004 under AIFRS		1,690.4	(28.4)	(66.5)	1.2	1,596.7

		Consolidated		
1 July 2004	Notes	AGAAP $m	Adjust-ments $m	AIFRS $m
Current Assets	(iv)	2,999.6	(3.0)	2,996.6
Non-current Assets				
– Property, plant & Equipment	(v)(xi)	1,343.4	(312.4)	1,031.0
– Intangible assets	(xi)	364.4	70.1	434.5
– Other	(i)(iv)(iii)	72.7	11.2	83.9
Total Non-current Assets		1,780.5	(231.1)	1,549.4
Total Assets		4,780.1	(234.1)	4,546.0
Current Liabilities		1,341.1	–	1,341.1
Non-current Liabilities	(i)(iv)(v)(vi)	1,625.7	(17.5)	1,608.2
Total Liabilities		2,966.8	(17.5)	2,949.3
Net Assets		1,813.3	(216.6)	1,596.7

Note 40. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

The following table sets out the expected adjustments to the consolidated statement of financial performance for the year ended 30 June 2005. No adjustments are expected in relation to PaperlinX Limited.

30 June 2005	Notes	Profit from ordinary activities before interest, tax, depreciation and amortisation $m	Depreciation and amortisation $m	Profit from ordinary activities before net interest and income tax $m	Net interest $m	Profit from ordinary activities before income tax expense $m	Income tax benefit/ (expense) $m	Consolidated Profit from ordinary activities after income tax expense $m
30 June 2005 (before tax consolidation adjustment)		307.7	(122.8)	184.9	(68.5)	116.4	(24.8)	91.6
Tax consolidation adjustment		–	–	–	–	–	77.0	77.0
30 June 2005 under AGAAP		307.7	(122.8)	184.9	(68.5)	116.4	52.2	168.6
• Defined benefit plans	(i)	(0.7)	–	(0.7)	–	(0.7)	0.4	(0.3)
• Share based payments	(ii)	(2.3)	–	(2.3)	–	(2.3)	–	(2.3)
• Shares held in trust	(iv)	(1.0)	–	(1.0)	–	(1.0)	0.3	(0.7)
• Impairment of non-current assets	(v)	(16.7)	–	(16.7)	–	(16.7)	5.0	(11.7)
• Income tax	(vi)	–	–	–	–	–	(0.3)	(0.3)
• Non-amortisation of goodwill	(vii)	–	20.1	20.1	–	20.1	–	20.1
• Non-depreciation of non-current assets impaired as at 1 July 2004	(viii)	–	10.2	10.2	–	10.2	(3.1)	7.1
• Disposal of foreign denominated subsidiary	(ix)	(1.7)	–	(1.7)	–	(1.7)	–	(1.7)
• Business combinations	(x)	(8.8)	–	(8.8)	–	(8.8)	–	(8.8)
30 June 2005 under AIFRS		276.5	(92.5)	184.0	(68.5)	115.5	54.5	170.0

The following tables set out the expected adjustments to the consolidated entity upon adoption of AIFRS as at 30 June 2005.

30 June 2005	Notes	Contributed equity $m	Reserves $m	***Consolidated*** Retained profits $m	Outside equity interest $m	Total equity $m
Net assets as at 30 June 2005 under AGAAP		1,694.2	(63.8)	181.1	0.9	1,812.4
Defined benefit plans	(i)	–	9.6	(62.2)	–	(52.6)
Share based payments	(ii)	–	–	–	–	–
Employee Share Plan loans	(iii)	(2.7)	–	–	–	(2.7)
Shares held in trust	(iv)	–	–	2.4	–	2.4
Shares held in trust reclassification as a 'negative' reserve	(iv)	–	(9.7)	–	–	(9.7)
Impairment of non-current assets	(v)	–	–	(181.3)	–	(181.3)
Income tax	(vi)	–	–	(0.5)	–	(0.5)
Non-amortisation of goodwill	(vii)	–	–	20.1	–	20.1
Non-depreciation of non-current assets impaired as at 1 July 2005	(viii)	–	–	7.1	–	7.1
Disposal of foreign denominated subsidiary	(ix)	–	1.7	(1.7)	–	–
Business combinations	(x)	–	0.6	(8.8)	–	(8.2)
Net assets as at 30 June 2005 under AIFRS		1,691.5	(61.6)	(43.8)	0.9	1,587.0

Note 40. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

1 July 2004	Notes	Consolidated AGAAP $m	Adjustments $m	AIFRS $m
Current Assets	(iv)	2,683.8	(4.9)	2,678.9
Non-current Assets				
– Property, plant and equipment	(v)(vi)	1,298.2	(320.4)	977.8
– Intangible assets	(x)(xi)	332.2	83.5	415.7
– Other	(i)(iii)(iv)	69.3	23.6	92.9
Total Non-current Assets		1,699.7	(213.3)	1,486.4
Total Assets		4,383.5	(218.2)	4,165.3
Current Liabilities		1,390.5	–	1,390.5
Non-current Liabilities	(i)(iv)(v)(vi)(viii)	1,180.6	7.2	1,187.8
Total Liabilities		2,571.1	7.2	2,578.3
Net Assets		1,812.4	(225.4)	1,587.0

The following tables set out the expected adjustments to PaperlinX Limited at transition to AIFRS as at 1 July 2004 and for the year ending 30 June 2005 comparative period.

		PaperlinX Limited			
1 July 2004	**Notes**	**Contributed Equity $m**	**Reserves $m**	**Retained Profits $m**	**Total Equity $m**
Net assets as at 1 July 2004 under AGAAP		1,693.8	–	3.4	1,697.2
• Employee Share Plan loans	(iii)	(3.4)	–	–	(3.4)
Net assets as at 1 July 2004 under AIFRS		1,690.4	–	3.4	1,693.8

		PaperlinX Limited		
1 July 2004	**Notes**	**AGAAP $m**	**Adjustments $m**	**AIFRS $m**
Current Assets		276.8	–	276.8
Non-current Assets	(iii)	1,583.6	(3.4)	1,580.2
Total Assets		1,860.4	(3.4)	1,857.0
Current Liabilities		0.3	–	0.3
Non-current Liabilities		162.9	–	162.9
Total Liabilities		163.2	–	163.2
Net Assets		1,697.2	(3.4)	1,693.8

Note 40. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

		PaperlinX Limited			
30 June 2005	**Notes**	**Contributed Equity $m**	**Reserves $m**	**Retained Profits $m**	**Total Equity $m**
Net assets as at 30 June 2005 under AGAAP		1,694.2	–	59.2	1,753.4
Employee Share Plan loans	(iii)	(2.7)	–	–	(2.7)
Net assets as at 30 June 2005 under AIFRS		1,691.5	–	59.2	1,750.7

		PaperlinX Limited		
30 June 2005	**Notes**	**AGAAP $m**	**Adjust-ments $m**	**AIFRS $m**
Current Assets		251.3	–	251.3
Non-current Assets	(iii)	1,583.4	(2.7)	1,580.7
Total Assets		1,834.7	(2.7)	1,832.0
Current Liabilities		–	–	–
Non-current Liabilities		81.3	–	81.3
Total Liabilities		81.3	–	81.3
Net Assets		1,753.4	(2.7)	1,750.7

Note 41. Events subsequent to balance date

Dividends

For dividends declared after 30 June 2005, see Note 6.

Directors' Declaration

1. In the opinion of the directors of PaperlinX Limited:
   (a) the financial statements and notes, set out on pages 1 to 50, are in accordance with the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.
3. The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2005.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 24th day of August 2005.

D E Meiklejohn
Chairman

T P Park
Managing Director

Independent Audit Report

To the members of PaperlinX Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 41 to the financial statements, the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in sections 1 to 3 and 5 to 7 of the 'Remuneration Report' in the Directors' Report ('remuneration disclosures') and the directors' declaration for PaperlinX Limited (the 'Company') and PaperlinX Limited and its controlled entities (the 'consolidated entity'), for the year ended 30 June 2005. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Remuneration Report also contains information in section 4 not required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration Report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the financial report including the audited remuneration disclosures that are contained in sections 1 to 3 and 5 to 7 of the Remuneration Report in the Directors' Report of PaperlinX Limited are in accordance with:

a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards in Australia, including AASB 1046 Director and Executive Disclosures by Disclosing Entities, and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia

KPMG

R J Douglas
Partner

Melbourne
24 August 2005

Corporate Directory

Registered Office and Head Office

PaperlinX Limited
ABN 70 005 146 350

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com

Share Registry

PaperlinX Share Registry
Yarra Falls,
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Telephone: 1800 232 867 or +61 3 9415 4000
Facsimile: +61 3 9473 2500
Internet: www.computershare.com

Businesses

Australia and New Zealand

Australian Paper
Dalton Fine Paper
Dalton Web Papers
Paper Products Marketing
Paperpoint
Southern Cross Converting
Spicers Office Papers
Spicers Paper
Spicers Stationery Group

Europe

Adria Papir
Alpe papir
Axelium
Bratislvaska papierenská spolocnost
Budapest Papir
BührmannUbbens
Caledonia
CC&CO
CC&CO Group
ContactHorne Paper
Deutsche Papier
DM Paper
DRiem Papier
Epacar
Finwood Papers
Fröhlen-Reddemann
Howard Smith Paper Group
Mercator Papier
Ospap
Paper Products Marketing
PaperNet
PaperNet Austria
PaperNet Denmark
Polyedra
Proost en Brandt
Robert Horne Group
Robert Horne Paper
The M6 Paper Group
The Paper Company
Tulipel
Udesen
Union Papelera

North America

Coast Paper
Kelly Paper Company
Paper Products Marketing
Papier Turgeon
Spicers Paper Inc

Asia

Paper Products Marketing
Spicers Paper
Winpac Paper

PaperlinX

Financial Report

All of the paper used in this Report was manufactured by PaperlinX.

The cover stock is Tablex Wrinkles 280gsm manufactured by Australian Paper's Shoalhaven Mill in New South Wales, Australia.

The text is printed on Saxton Brilliant White Vellum 100gsm manufactured by Australian Paper's Shoalhaven Mill in New South Wales, Australia.

PaperlinX

Concise Annual Report 2005

Building Strong Partnerships

Contents

2005 Concise Annual Report

Where reference is made to 'proforma basis' in this Report, it means the year to June 2004 adjusted to include the actual results of Buhrmann Paper Merchanting Division ('BPMD') as if PaperlinX had owned it for the full year from 1 July 2003 to 30 June 2004 (in lieu of the eight months actually included in the prior year).

2005 Full Financial Report

This is the first Concise Annual Report published by PaperlinX. A copy of the PaperlinX Limited 2005 Full Financial Report, including the Independent Auditors' Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The Full Financial Report can be requested by telephone (Australia 1800 232 867, outside Australia +613 9415 4000) or by email at contact@paperlinx.com.au. Alternatively, the Full Financial Report and Concise Annual Report can be accessed on the PaperlinX website at *www.paperlinx.com.*

Annual General Meeting

The sixth Annual General Meeting of PaperlinX Limited will be held in the Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney, NSW at 11.00am on Tuesday 25 October 2005.

Financial Calendar

Full Year Results	25 August 2005
Record Date for 2005 Final Dividend	7 September 2005
Final Dividend Mailed	28 September 2005
Annual General Meeting 2005	*25 October 2005*
Interim Results 2006	23 February 2006
Full Year Results 2006	22 August 2006

Forward Looking Statements

Certain statements in this Report relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Strong Partnerships Create Value

The PaperlinX business model



Shareholder Value
Economic Profit
Return on Average Funds Employed
Growth in Operating Earnings
Sustainable Results
Superior Customer Value
Invest in People
Invest in Brands
Invest in Service
Productivity
Employees / Processes / Systems
Partnering
Customer Relationships
Supplier Alliances
Optimised Funds Employed
Working Capital Management
Acquisition Criteria
Capital Expenditure Priorities

Successful Partnerships

invest in brands / invest in service

Building brands is a key differentiator. In all regions *we are growing this core area through strong supplier* relationships and an intimate knowledge of our customer needs. Our unique ability to match the needs *of both groups will ensure continued growth of this* key profit driver.

In North America, a new level of professionalism in PaperlinX's continued market differentiation is being achieved through the roll-out of a marketing strategy across Kelly Paper, Spicers Paper and Coast Paper. Under Marketing Director Rob Witherby's guidance, it focuses on proprietary products, custom sheeting and a customer relationship programme. Key brands Endeavor, Discovery, Pacesetter and Tango have been classified as 'Advantage Grades' enabling the common packaging and promotion of these products with presentation folders, note pads, product flyers and support promotional material. Utilising the Advantage branding, the custom sheeting promotion was the first all-inclusive programme. Custom sheeting enables customers' exact size dimensions to be met, eliminating waste and enhancing productivity, and all managers and sales staff were trained on the competitive advantage of custom sheeting. A customer relationship management programme is currently being implemented to include customisation of promotion materials ensuring customers only receive promotional material relevant to their requirements.


Advantage
Grades
PaperlinX

Reliable Partnerships

customer relationships / regional alliances

Working in partnership with our customers to provide superior service is at the core of our business. Specialist product knowledge and technical expertise combined with unmatched distribution capability in any region through our strategically located distribution facilities enable us to deliver international solutions.

The benefit of PaperlinX's global network of paper merchants and cross-Company partnerships is highlighted by the circumstances of Blackwell Publishing Ltd, the world's largest privately owned, independent academic publishing company. Blackwell is a long-standing customer of Precision Publishing Papers, part of the Howard Smith Paper Group in the UK. In 2004, Blackwell began to relocate its UK Journals print production to Singapore and approached Precision to seek solutions to its new arrangements for paper supply. Precision worked with PaperlinX's Singapore merchant, Spicers Paper, to provide Blackwell with a total solution to its paper requirements using European and Asian manufacturers. The cooperation between the two merchants enabled the Group to become the major paper supplier to this key customer and, as the publishing industry becomes more global, opens the door to similar opportunities in the future.


Journal of
Biogeography
PaperlinX

Investing in Partnerships

employees / processes / systems

Our employees are one of our most important assets and are integral to the long-term success of PaperlinX. Strengthening the leadership capabilities of the Company's future leaders is a key focus and a Leadership Development Programme for our top 250 senior managers has been implemented to harness their potential.

David Johnson has been employed at the Maryvale Mill in Victoria, Australia, for 27 years and is currently the Business Unit Manager for Maryvale 3, Maryvale 5 and the Converting Room. 'I participated in the PaperlinX Leadership Development Programme in May. As part of the programme I received feedback on my strengths and weaknesses from my manager, my peers and my direct reports which I can use to make improvements to my management style. The company simulator that was introduced at the course created immense interest amongst all attendees. It gave us an opportunity to manage most aspects of a virtual company for a four-year period. The competitive nature of the exercise brought out the best in us all with many people skipping meal and drink breaks as they worked towards putting the final polish on their company strategies.'


Australian Paper
MARYVALE
PaperlinX


Weekly
6 foods that really take off years!

Summary of 2005

PaperlinX has come through the year in a solid financial position with a balanced debt structure, strong cash flow and substantial headroom to fund Company needs.

Our merchanting business improved returns and grew or maintained market share in key regions, demonstrating the benefits of our platform even in difficult conditions.

Good progress was made on the key areas under our control: internal costs, productivity gains, synergy benefits and capital investments positioning the Group for long-term growth opportunities.

Difficult trading conditions in nearly all markets with weak global demand for paper led to declining prices in Europe and Australia with early market momentum lost in the second half.

Australian manufacturing profit was significantly impacted by the strong Australian dollar and lower Australian dollar priced import competition, but good progress was undertaken to focus on our core brands, strong service culture and unique position as a local supplier.

Highlights

Sales Revenue ($m)


$7,574
01 02 03 04 05

Profit Before Interest and Tax ($m)


$184.9
01 02 03 04 05

Profit from Ordinary Activities After Tax ($m)


$168.5
Profit from ordinary activities after income tax including ATC adjustment.
01 02 03 04 05(1)

(1) 2005 includes once only benefit of entering Australian Tax Consolidation (ATC) regime of $77 million.

Total Shareholder Return (Cumulative Annual)


156.5
01 02 03 04 05

Paper Sales Volume ('000 tonnes)


4,290
01 02 03 04 05

Number of Employees (Full time equivalent)


9,369
01 02 03 04 05

Summary Financials

		PaperlinX Limited and Controlled Entities		
		12 months to June 2005	12 months to June 2004 [2]	Change %
Sales revenue	$m	7,574	6,212	22
Profit from ordinary activities before interest, income tax, amortisation and depreciation	$m	307.7	300.7	2
Profit from ordinary activities before interest and income tax (PBIT)	$m	184.9	189.7	(3)
Profit from ordinary activities before income tax	$m	116.4	141.2	(18)
Profit from ordinary activities after income tax excluding ATC	$m	91.5	108.5	(16)
Profit from ordinary activities after income tax including ATC	$m	168.5 [1]	108.5	55
Key ratios				
Profit from ordinary activities before interest and income tax to average funds employed	%	6.4	7.5	
Return on average shareholders equity	%	9.4 [1]	6.2	
Net operating cash flow	$m	273	403	
Net interest cover (times)	x	2.7	3.9	
Earnings per share before goodwill amortisation	cps	42.3 [1]	28.6	
Earnings per share	cps	37.8 [1]	24.7	
Dividend per share	cps	25.5	27.5	

Note: In this statement currency is AUD unless otherwise indicated.

[1] *Includes once only benefit of entering Australian Tax Consolidation regime of $77 million.*

[2] *Includes Buhrmann's Paper Merchanting Division for eight months, acquired 1/11/03.*

	Operating Profit		Sales Revenue		Total Assets	
	June 2005 $m	June 2004 $m	June 2005 $m	June 2004 $m	June 2005 $m	June 2004 $m
Industry Segments						
Merchanting and Paper Trading [1] [2]	185.8	147.5	7,035.3	5,620.4	3,048.9	3,410.6
Communication Papers [1]	12.3	44.8	699.8	714.7	873.2	872.5
Packaging Papers [1]	10.0	21.6	242.9	254.2	292.2	313.9
Corporate and other [1]	(23.2)	(24.2)	100.6	100.5	121.7	142.5
Operating profit from ordinary activities before interest and income tax	184.9	189.7				
Net interest	(68.5)	(48.5)				
Operating income tax expense	(24.8)	(32.5)				
Income tax – Australian Tax Consolidation [4]	77.0					
Outside equity interests	(0.1)	(0.2)				
Inter-segment sales			(504.5)	(478.2)		
Unallocated assets (deferred tax assets)					47.6	40.6
Total	168.5	108.5	7,574.1	6,211.6	4,383.5	4,780.1
Geographic Segments [2] [3]						
Australia and New Zealand [1]	24.2	72.3	1,555.2	1,641.5	1,719.4	1,775.2
North America [1] [2]	25.3	16.4	1,019.6	904.3	410.8	421.9
Europe [1] [2]	132.0	98.9	4,905.9	3,576.1	2,149.5	2,483.7
Asia [1] [2]	3.4	2.1	93.4	89.7	56.2	58.7
Operating profit from ordinary activities before interest and income tax	184.9	189.7				
Net interest	(68.5)	(48.5)				
Operating income tax expense	(24.8)	(32.5)				
Income tax – Australian Tax Consolidation [4]	77.0					
Outside equity interests	(0.1)	(0.2)				
Unallocated assets (deferred tax assets)					47.6	40.6
Total	168.5	108.5	7,574.1	6,211.6	4,383.5	4,780.1

[1] *Profit before interest and income tax.*

[2] *Buhrmann's Paper Merchanting Division included from 1/11/03.*

[3] *The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the region where the business is based.*

[4] *Once only benefit of entering Australian Tax Consolidation of $77 million.*

Chairman's Report



The 2005 financial year saw a continuation of the challenging economic conditions which *have now adversely affected our domestic* manufacturing and merchanting businesses for the past two years. Over this period the relative value of the Australian dollar against the US dollar increased from some 55 cents to a peak of around 80 cents at a time when global demand for printing and business papers was softening and paper prices in real terms were falling.

These negative economic factors have contributed to a substantial decline in the results of our domestic paper manufacturing business, Australian Paper, and to PaperlinX overall. However, the Board's strategy of expanding the generally less cyclical paper distribution businesses to offset the cyclical earnings of pulp and paper manufacturing has proven to be successful. The profits contributed by our merchanting businesses are now substantial and have underpinned the Group's earnings and dividends for 2005.

Over the past two years there has been a significant change in the earnings profile of the PaperlinX Group. Over this period the earnings before interest and tax from Australian Paper has declined by some $140 million. Some $90 million of this decline is directly attributable to the impact of the appreciation of the Australian dollar against the US dollar and to softening international selling prices and a further $40 million is the net impact of increases in manufacturing and distribution costs. Because of the movements in the Australian dollar/US dollar exchange rate, imported paper prices in Australian dollars have reduced substantially and Australian Paper has been forced to reduce domestic prices of Australian manufactured product to retain customers. In addition, where domestic sales have been lost, where possible, Australian Paper has exported paper at substantially lower prices and profit margins. As regards costs, increases have occurred in wages and salaries, logistics, raw materials, distribution and utility costs, and although some improvements have been made in manufacturing efficiencies, these have done little to ameliorate the overall impact of the cost surge on the earnings of Australian Paper.

Although we have committed capital expenditure to reduce our raw material costs and to improve production, operating and distribution efficiencies, there will need to be some improvement in our domestic economic environment for Australian Paper to deliver our target return of 12 per cent on funds employed through the paper cycle.

On a more positive note, over the past two years profit contributed from our global merchanting businesses has increased by some $94 million. The majority of this growth has occurred in Europe as we have added new businesses to our merchanting portfolio. Although cost and price pressures are occurring in merchanting all around the world, we are earning a satisfactory return on the funds employed in our merchanting businesses overall.

In light of the decline in our overall profitability, we reduced the dividend rate for the full year, and the final dividend of 12 cents includes a 2 cent special dividend to recognise the one-off profit benefit to PaperlinX of the Australian Tax Consolidation. Our dividend policy going forward will be to return to a more sustainable dividend pay-out ratio which initially we will target at around 70 per cent of operating earnings.

The Board has continued to ensure that the corporate governance practices throughout the PaperlinX Group are sound and, through its committee structure has monitored compliance and progress of all business groups.

As I advised shareholders earlier in the year, the Board is confident that the Company is following the correct strategic path for both of our business streams and has a sustainable long-term future as we move through the current low levels of the earnings cycle. We believe that the cost competitiveness of Australian Paper will improve through improved production efficiencies, cost reductions and quality improvements and from the capital expenditure programme currently underway.

On behalf of the Board, I thank all of our employees for their effort and application in these challenging times and look forward to the support of all stakeholders as we move forward.

David Meiklejohn

Chairman

Managing Director's Report



Our platform as a global paper merchant has shown its true value this year substantially mitigating the fall in earnings from our Australian paper manufacturing business, Australian Paper.

In my report to shareholders in our 2004 Annual Report I said 'The 2004 results are not reflective of the commitment and hard work of our people'. 2005 has again confirmed how much harder we need to work to move forward when conditions are difficult. Again, while the results may not reflect the contributions our people have made, we have moved forward in many important strategic areas as a Company.

Our industry has had another difficult year. Our results reflect weaker demand and reduced selling prices in most markets around the world. Additionally, we have been affected by the impact of a strong Australian dollar on paper selling prices in Australia and on the translation of both earnings from offshore businesses and receipts for exports from Australia. These dynamics have largely carried on into the new financial year. However, it has not been all bad news. The Company has delivered good gains in lowering our working capital and a solid operating cash flow. We have also made real progress in institutionalising the culture and processes that will allow us to make the step changes to working capital that will support improving returns in future years.

Group Results

The PaperlinX net profit after tax for the 2005 financial year was $168.5 million, including the benefit of Australian Tax Consolidation. Excluding this benefit, net reported profit after tax was $91.5 million, down 16 per cent on the prior year. This result was impacted by weak global demand, prices, cost and currency issues, which particularly impacted on the earnings of Australian Paper. As we saw last year, our paper merchants were better able to weather the difficult market conditions, with improved profits in most regions and an improved return on average funds employed versus the prior year.

Group operating earnings before interest and tax was $184.9 million, down 3 per cent. This reflects the 66 per cent fall in Australian Paper earnings and the 26 per cent increase in paper merchanting earnings (up 4 per cent on a proforma basis). Our European acquisitions have continued to meet or exceed our expectations, with the strong contribution to the Group earnings per share especially valuable when earnings are so depressed in Australian manufacturing. We have made good gains in reducing our costs and working capital, and generated a strong $273 million in operating cash flow for 2005.

We exited the 2005 financial year with a softer market affecting volumes and pricing, and a strong Australian dollar. However, as a result of our unique business portfolio and our strong cost management, we continue to deliver returns at the top of the paper industry at this low point in the paper cycle.

Business Performances

Australian and New Zealand Merchanting overall sales volume were at similar levels to last year. Operating earnings were impacted by the combination of softer demand, reduced average prices, and one-off investment costs relating to the consolidation of the Victorian, New South Wales and Queensland warehouses and Melbourne Head Offices during the year.

Relatively buoyant market conditions in the USA during the first half of the year coupled with some market share growth resulted in sales volumes growing over the previous year with particularly pleasing growth in proprietary-branded coated papers. Pricing also benefited from the improved conditions and this was reflected in improved margins in the US. Canadian volumes also grew, however, the market was impacted as the strong Canadian dollar relative to the US dollar led to lower prices. The overall performance for our North American Merchanting businesses was much improved on the prior year, with operating earnings increasing 34 per cent on a proforma basis.

European market conditions during the year were inconsistent and generally soft, particularly during the second half. Proforma sales volumes were down around 2 per cent, with pressure on pricing further impacting the result. The UK market started the year reasonably buoyant, however, conditions eased as the year progressed. The results in Continental Europe were mixed, varying considerably by region. Despite these difficult conditions, overall operating earnings in Europe were up 34 per cent, and up 3 per cent on a proforma basis, substantially benefiting from the positive delivery of synergies and overall cost management.

Demand in Asia was consistent throughout the year, however, downward pressure on pricing has been evident at year end due to increased capacity that has recently come on line in China. Our Asian Paper Merchanting businesses had an improved year with operating earnings up 60 per cent on a proforma basis. Paper Trading saw the benefit of increased sales volumes but incurred a number of one-off restructuring costs. Spicers Stationery Group was impacted by low-priced imports benefiting from the high Australian dollar, but still managed to improve returns for the year.

Australian Paper had a disappointing result and accounted for the fall in Group profitability with operating earnings down 66 per cent. The reasons are largely, but not entirely, related to cyclical factors that impacted domestic volume and pricing. This is not an excuse, but a statement of fact. Production issues on the M4 linerboard paper machine at Maryvale also impacted profitability, as did the increase in a range of input costs including labour, logistics and chemicals. We have used the year to review the appropriate strategies for Australian Paper to improve returns in these difficult conditions. It is clear that Australian Paper will not produce the excellent returns of relatively recent years or our targeted 12 per cent return on average funds employed (ROAFE) through the cycle without the improvement of at least some of the external factors. However, we can begin to improve returns based on our own actions, and have developed a clear plan to do this over the next few years.

Investing for the Future

Investing in the future takes many different forms at PaperlinX. It takes the form of major capital expenditure such as the bleach plant replacement and pulping upgrade at Maryvale Mill that we announced in August 2005, and increasingly it is also an investment in our people, our brands and improved service to our customers. It is about building mutually beneficial partnerships that allow us to move forward together. These partnerships are the future of PaperlinX, involving our employees, our customers, our suppliers, our communities and our other stakeholders. By building and managing these partnerships we can grow value for our shareholders. Throughout this Report you will find examples of partnerships at work.

In many ways the past year has been a year of consolidation. It has been a time where we have invested internally in the systems, processes and partnerships that will provide a firm foundation for future growth. We have held Leadership Development Programmes for our top 250 managers. We have established Global Affinity Groups to coordinate the development of best practice in areas such as branding and global supply. We have begun to introduce the concept of economic profit across the Group and highlighted to individual employees what they can do to make improvements. We are looking at our logistics and supply chain models to find ways to improve the service to our customers more efficiently. We have established standard tools and reporting across all operating companies and are using economic profit in both internal reporting and for management incentives.

Growth in Paper Merchanting

A core plank of our strategy has been our investment in growing our platform as a global paper merchant. From our position as an Australian paper manufacturer when we listed over five years ago, we have successfully grown our paper merchanting position and today we are the world's largest fine paper merchant. Paper merchanting is conceptually a straightforward business. A paper merchant is primarily the interface between paper manufacturers and printers. We must have strong partnerships with both our customers and suppliers, offering the best products, at the best prices, using best practice logistics and systems, all delivered by the best people in the industry.

Paper merchanting is less volatile than our paper manufacturing business and offers a balance to our earnings. This can be seen in our 2005 results where our paper merchanting business has produced a return on average funds employed of over 10 per cent despite the difficult markets and has allowed our overall returns to remain near the top of global paper companies around the world. Our acquisitions over the past years have performed well, with The Paper Company exceeding our targets and the acquisition of Buhrmann's Paper Merchanting Division meeting our expectations, in a tougher market than expected. We have exceeded our expected synergies from these businesses and are pursuing further synergy benefits in supply, logistics and back office.

We are also excited by the longer-term opportunities offered to us by industry consolidation in both North America and Europe. Though our focus remains on improving returns from our existing businesses, we have a proven capability for deriving accretive returns from our expansion in merchanting and see this as a strength to leverage when appropriate.

Paper Manufacturing

As already mentioned, Australian Paper has faced a difficult couple of years. Australian Paper is currently generating returns well short of our targets, and short of the level of returns we have seen in previous years. We are focused on the things we can do within the business to begin to improve returns. We are unlikely to make mid-cycle returns of around 12 per cent ROAFE without at least some of the external factors turning in our favour, but we are taking actions to improve returns from our current base.

We have taken the time to look critically at Australian Paper. Investment in capital expenditure has been lower than depreciation for the past three years as we evaluated opportunities for more strategic investments that would materially improve our product quality and reduce costs. The first outcome of this strategic review was the upgrade of the Maryvale 1 machine to improve the quality of our semi-extensible product to top quartile level performance. This investment is on track to deliver improved products in the first half of this financial year. An announcement was made in August of plans to upgrade our Maryvale Mill's pulp capacity and bleach plant. This project has been under development for some time. It will provide us with substantial improvements in cost and quality, and will also significantly improve our already solid environmental performance. It positions our key products to meet future customer needs, while underpinning our existing investment at Maryvale. While announced after the end of the 2005 financial year, this is an important milestone for PaperlinX and a core investment that will be spread over the next three years.

Fundamental to this investment were agreements with relevant parties to secure supply, improve work agreements, define project scope, and establish plantations.

We have also refocused our marketing efforts on key brands by narrowing down our brand portfolio, improving quality and increasingly communicating benefits to consumers. This has led to an improvement in our Australian copy paper market share against lower priced imports as customers have returned to brands like our flagship Reflex™ copy paper brand and have responded to our Reflex™ Recycled initiatives. Over the last three months of the year our total market share of Australian copy paper was up 10 points versus the prior year level.

Safety

Safety has always been an important area for PaperlinX. We have well-developed systems which we are bringing to newer businesses in the Group and saw an overall 22 per cent reduction in our medically treated injury frequency rate and a 14 per cent reduction in our long term injury frequency rate versus last year. However, despite the focus and effort a valued employee at our Maryvale Mill in Australia died this year in a tragic accident while performing a routine production maintenance operation. This accident overshadows all of our other successes in the area of safety and has led to a real challenge to move to an even higher level of awareness, ownership and understanding of safety matters. We deeply regret the impact of this tragic accident on the family, our workforce and the community.

New Core Operating Principle

In last year's Report we highlighted our Core Operating Principles. These are fundamental to the way we operate our Company and to the decisions we make at all levels. This year we have introduced a new Core Operating Principle around the concept of 'simplicity', which is leading to further opportunities across our Group's decisions in areas such as product ranging, specifications, and simplification of processes.

Accounting Changes

The start of our 2006 financial year brought in the start of new financial reporting standards. The Australian International Financial Reporting Standards (AIFRS) affect the way a number of items in the accounts are determined. One of the key impacts is the change to 'Impairment testing'. There are a large number of pages in this Report dedicated to outlining the changes in reporting. But these changes do not alter the key drivers for our business or our strategic direction.

Conclusion

There is a theme that can be picked up from our individual business results that is very encouraging. It is the theme of continued investment of energy, thought and sometimes money in processes, facilities and systems that will provide long-term sustainable returns for our shareholders. All of these actions help in the achievement of our target to continually reduce working capital and operating costs. We will also grow revenue, margins and cash flow by focusing on the areas under our control, while investing in our people, our brands and the service we provide to our customers. We seek to continually improve our operations, to improve our competitiveness in the current difficult global market and optimise our leverage to an improvement in the cycle over time.

It has been another tough year and we have seen rapidly changing conditions. But we have responded to these changes, and are well positioned to continue growing returns in paper merchanting and to restore Australian Paper to an acceptable return.

I would like to thank my fellow employees for their energies and focus over the past year, and for building initiatives and capabilities that will improve our competitiveness into the future.

Tom Park
Managing Director and Chief Executive Officer

Our Group Structure


PaperlinX
Merchanting
Australian Paper
Linking customers and suppliers through a global network of locally focused paper merchants with strong product knowledge, technical expertise and an intimacy with our customers' needs.
Australia and New Zealand
Europe
North America
Asia
Paper Trading
Opening up the global paper market to suppliers and their customers with a wide range of paper products including packaging papers and industrial papers.
Communication Papers
Australia's only manufacturer of high-quality white paper used in the office, the printing industry and the Australian home every day. Meeting the need for a communication medium that is durable when needed, recyclable when not, and manufactured from renewable fibre sources.
Packaging Papers
A major Australian manufacturer of packaging papers used in the manufacture of boxes, bags and other packaging materials for both local and export industries.
Spicers Stationery Group
Australian manufacturer of high-quality plain and printed envelopes and other paper-based stationery including playing cards, office labels, notebooks and pads.

Senior Management



Tom Park
Managing Director and Chief Executive Officer

Tom was appointed Managing Director and Chief Executive Officer of PaperlinX Limited in February 2004. He was previously Chief Executive Officer of Goodman Fielder Limited and Chief Executive Officer of Southcorp Limited. Tom has broad business experience in Australia, Asia, North America and Europe.



Roger Breen
Executive General Manager, Merchanting

Roger was appointed Executive General Manager, Merchanting in May 2005 to assist the regional business heads in pursuing global opportunities. He was previously Group General Manager, Merchanting Australia and New Zealand. Roger has over 30 years' merchanting experience in New Zealand, North America and Australia including General Manager of the Group's stationery business.



Chris Creighton
President, PaperlinX North America

Chris was appointed President, PaperlinX North America in March 2001 and has responsibility for the operations in the US and Canada. Chris has an extensive background in merchanting and has held various senior positions in Australia and North America.



David Goldthorp
Chief Operating Officer, Australian Paper

David was appointed Chief Operating Officer, Australian Paper in September 2003 and has responsibility for the Australian manufacturing operations. David was previously Executive General Manager, Corporate Development for PaperlinX and has held a number of senior operational positions.



Eduard de Voogd
Chief Executive Officer, PaperlinX Europe

Eduard was appointed Chief Executive Officer, PaperlinX Europe in November 2003 and has responsibility for the growth and strategic direction of the merchanting businesses in Europe. Eduard has held a number of senior marketing and management positions in PaperlinX's European operating companies.



Darryl Abotomey
Chief Financial Officer

Darryl was appointed Chief Financial Officer of PaperlinX Limited in April 2000 and a Director in March 2001. Darryl has worldwide responsibility for finance, taxation, commercial, legal, audit, acquisitions, divestments, strategic sourcing and business systems. He has held various senior management positions in Australia and the US and has 25 years' paper industry experience.



Ross O'Brien
Executive General Manager, Human Resources and Spicers Stationery Group

Ross joined PaperlinX in March 2003 and is responsible for developing the Company's worldwide human resources and environment, safety and health policy and strategy. He is also responsible for the Stationery division. Ross has held various senior executive level roles in human resources and operational areas in Australia, the US and Europe.



David Shirer
Executive General Manager, Corporate Affairs

David was appointed Executive General Manager, Corporate Affairs in May 2004 and has responsibility for investor relations, external communication including media relations and internal communication. David joined PaperlinX in 2000 as Executive General Manager, Corporate and Investor Relations and has broad experience in investor relations and the finance industry.

Merchanting

Our global network of 43 paper merchants in 27 countries provides customer service solutions to meet the print, display and packaging needs of over 100,000 customers worldwide.

Overall our merchanting businesses increased sales revenue by 25 per cent to $7,035 million and profit before interest and tax increased by 26 per cent to $186 million. Sales volume was 3.8 million tonnes. This result includes all European businesses for the full year, compared with eight months inclusion in the prior year of the paper merchanting businesses acquired from Buhrmann NV. On a proforma basis operating profit increased by 4 per cent despite sales volumes being down 1 per cent and sales revenue down by 2 per cent. Our return on average funds employed in paper merchanting increased to 10.3 per cent.

Economic conditions were generally difficult and resulted in challenging trading conditions. Despite adverse conditions we strengthened our global position and grew or maintained our market share in key regions.

Our acquisitions have been well integrated, achieving synergies at least in line with our targets and businesses have performed well with work undertaken to restructure, turnaround or exit underperforming or lagging businesses. During the year good progress was made to reduce costs and the continuous focus on working capital benefited the Group.

We continued to focus on our core brands, superior supply chain collaboration, global customer management and mutually beneficial supplier relationships. The formation of Global Affinity Groups facilitated the cross fertilisation of ideas and key issues across regions. As we move forward, we will continue to collaborate more closely across regions to achieve successful outcomes for our businesses and customers.

We have a solid structure and a strong market position in Australia, New Zealand, Europe, North America and Asia. Our size and strength ensure that we are able to generate returns in the business well ahead of our competitors, and to grow those returns despite difficult market conditions. As a Group we are also well positioned to capitalise on improved economic conditions, increased demand or price rises.


Sales Revenue ($m)
$7,035
01 02 03 04(1) 05

(1) Includes Buhrmann's Paper Merchanting Division, acquired 1/11/03.


Profit Before Interest and Tax ($m)
$186
01 02 03 04(1) 05

(1) Includes Buhrmann's Paper Merchanting Division, acquired 1/11/03.


Sales Volume ('000 tonnes)
3,813
01 02 03 04(1) 05

(1) Includes Buhrmann's Paper Merchanting Division, acquired 1/11/03


BührmannUbbens
Always green.
REFLEX
Paper
PaperlinX

Merchanting Australia and New Zealand

In Australia and New Zealand PaperlinX is focused on the commercial print, packaging, web and office segments. We stock a wide range of brands and provide an unmatched level of service and expertise enabling us to build long-standing relationships with printers, designers and end users.

Performance

Australia and New Zealand merchants faced difficult conditions but maintained their leadership position and delivered above average returns, albeit lower than in 2004. Sales volumes in the sheet-fed sector and the web sector increased, however, selling prices reduced due to currency and competition from low-priced imports. Earnings were impacted by one-off costs associated with the consolidation of the Melbourne operations to one facility. This project will contribute positively to earnings in future years.

Sales revenue of $1,026 million was reduced by 2 per cent and profit before interest and tax was down 18 per cent to $24 million. Overall sales volume was in line with last year despite intense competition.

Challenging trading conditions prevailed throughout the year with soft demand. Average selling prices were down 2.5 per cent influenced by competitive pricing and the AUD/USD exchange rate.

Operations

We benefited from the previously made investment in the SAP business transaction system with better utilisation of production planning, warehouse management and our ability to track and trace despatch paper through the supply chain.

The businesses held expenses despite the costs involved in the relocation of Spicers Paper to Scoresby in Melbourne and consolidation of sites in Sydney and Brisbane. The integration of our operations to one facility in Melbourne will have ongoing benefits through lower warehouse and distribution costs.

Working capital was reduced by 10 per cent from the prior year through improved debtor collections and creditor terms. Working capital to sales ratio has also improved, despite the lower selling prices.

During the year our volumes increased for our Australian Paper manufactured web grades Centrefold, Acclaim and Impress due to increased market support in that sector of the market.

Dalton Fine Paper instigated a reinvigoration programme to focus on growth areas within the supply chain and Spicers Paper maintained its strong marketing position.

Spicers Paper continued its partnership with Landcare Australia donating $100 for every tonne of Australian Paper's Tudor RP 100 per cent recycled stock sold. Funding obtained through the Spicers Paper Recreate Programme goes towards the rehabilitation of landfill sites. Over the past 12 months work has commenced to rehabilitate Merri Creek located in Northcote, Victoria, Wirranendi Parklands in Adelaide, South Australia, and Belmont Landfill in Perth, Western Australia.

A number of initiatives taken during the year present strong opportunities and expense benefits going forward.

Financial Highlights	2004	2005
Sales revenue (A$m)	1,050	1,026
Profit from ordinary activities before interest and tax (A$m)	29.1	24.0
Sales volume ('000 tonnes)	605	607


1
2
3
4
5
6
7
8
9
10
11
12
13

1 Darwin
2 Townsville
3 Brisbane
4 Sydney
5 Canberra
6 Melbourne
7 Hobart
8 Adelaide
9 Perth
10 Auckland
11 Wellington
12 Christchurch
13 Dunedin


REFLEX

Creating greater efficiency

During the year our warehouses and operations in Melbourne, Victoria were consolidated into one site at Scoresby. While our four businesses Dalton Fine Paper, Dalton Web Papers, Spicers Paper and Spicers Office Papers have retained their strong local business identities, the consolidation has enabled greater efficiencies and resulted in ongoing cost savings.

We have reduced our transport fleet and undertaken better coordination of deliveries without jeopardising our 'just in time' service to customers.

In the warehouse an additional 5,000 square metres has been added and better utilisation of equipment and space has resulted in improvements. By centralising our inventory management system we have consolidated our stock, and back office functions such as accounts and financial administration have been merged.

Merchanting Europe

PaperlinX Europe is the region's leading independent merchant of paper and related products to the commercial, print and office markets. We provide locally focused customer service solutions through a network of 30 paper merchants in 19 countries.

Performance

In Europe, overall sales revenue increased 35 per cent to €2,828 million and profit before interest and tax increased 34 per cent to €77.5 million. During the year sales volume increased 38 per cent to 2.5 million tonnes. This result includes the former paper merchanting businesses of Buhrmann NV for a full 12 months compared with eight months in the prior year. On a proforma basis, sales volume was down 1.6 per cent, generally as a result of competitors lowering prices to attract volume. Average selling prices were 2.3 per cent lower, but despite this, a focus on cost management and working capital meant operating profit increased 3 per cent on a proforma basis. Market conditions were weak on the Continent throughout the year and the UK market weakened unexpectedly late in the year.

Slow economic conditions in most European countries led to low demand and intense competition. Anticipated price rises did not eventuate. However, lower margins were compensated by cost reductions and strict control on inventories and receivables helped to lower working capital. Despite the intense competition we grew or maintained market share.

Operations

PaperlinX Europe is structured into three regions: western Europe, southern and central Europe and the Nordic countries, and the United Kingdom and Ireland.

In Germany, Deutsche Papier recorded a profit for the first time in four years, a result of restructuring measures implemented during 2004. We completed restructuring Axelium, our business in France, consolidating warehouse activities into a central warehouse, integrating sales offices and reducing our cost base. In Sweden, we divested a business exiting the market, and in Ireland the restructure of our businesses continues.

In November we strengthened our position in Denmark with a small bolt-on acquisition. Focused on the niche but growing industrial packaging sector, the acquisition complements the existing packaging operations of our merchants in Denmark enabling us to grow our market share.

Robert Horne Group, Howard Smith Paper Group, The Paper Company and M6 Paper Group, our four operating companies in the UK, continued to perform well despite weaker business conditions in the second half.

During the year our central European businesses benefited from the growing economy and the increasing demand for print, leading to increased profit and growth in market share. We are well positioned for future growth in this still small market.

We are the leading European distributor of display products with 14 operating companies in 11 countries serving the growing screen, sign and large format digital markets with a wide variety of products. Earlier in the year we presented a united front for the first time as PaperlinX Europe to promote our sign and display distribution at the Federation of European Screen Printers Association (FESPA) exhibition. While our businesses act locally to service customers, being a part of PaperlinX Europe enables them to share ideas, problem solve, evaluate new product areas and suppliers.

Our focus continued on our core brands: Hello, Core, On and Motif, and during the year we renewed our contract to continue as the sole distributor of IBM paper. In the UK, sales growth of 9lives, a range of 'born again' coated woodfree papers and boards containing recovered fibre, has exceeded expectations since The Paper Company launched the brand in January. We continued to take advantage of our global platform working with our colleagues across other regions to provide optimal outcomes for our customers.

Despite the first time reporting on safety performance in January for some operating companies, we are pleased to report significant improvements in our safety record. Our medically treated injury frequency rate and lost time injury frequency rate both reduced and a dedicated Health, Safety and Environment (HSE) team has been established across the UK and Ireland.

We remain focused on the many opportunities within our businesses to continue to grow returns. The platform we have established in Europe positions us well to generate significant additional synergies and to grow the business further over time.

Financial Highlights	Actual 2004 [1]	Proforma 2004	2005
Sales revenue (€m)	2,092	2,942	2,828
Profit from ordinary activities before interest and tax (€m)	57.9	75.1	77.5
Sales volume ('000 tonnes)	1,835	2,576	2,534

[1] Includes Buhrmann's Paper Merchanting Division for eight months, acquired 1/11/03.



1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18

(1) Finland
(2) Denmark
(3) Ireland
(4) United Kingdom
(5) Netherlands
(6) Belgium
(7) Germany
(8) Poland
(9) Czech Republic
(10) Austria
(11) Slovakia
(12) Hungary
(13) Croatia
(14) Slovenia
(15) Italy
(16) France
(17) Spain
(18) Portugal

Also includes South Africa



BührmannUbbens

BührmannUbbens single supplier concept

BührmannUbbens, a PaperlinX merchant in the Netherlands, has worked closely with some of its customers to develop the 'single supplier concept', supplying printers with 100 per cent of their paper requirements. Implemented for customers who purchased between 20 per cent and 40 per cent of their paper through BührmannUbbens, this arrangement has benefited both parties reducing costs and increasing productivity for the customer while increasing BührmannUbbens' sales.

Initially, BührmannUbbens undertook an investigation of the printer's product range to standardise the level of paper specifications, enabling the printer to reduce their paper stock items and thus reduce their working capital. By working solely with one merchant, paper deliveries arrive once a day reducing the purchasing and logistics requirements of the printer. In some cases, this has enabled medium sized printers to downsize their workforce. Secondly, as the printer uses certain paper grades for all of their jobs, they become more experienced and efficient and are able to optimise productivity in the printing area.

Occasionally, paper grades that BührmmanUbbens are unable to deliver have been specified by the printer's customer. These grades are purchased directly by the printer or purchased by BührmannUbbens through the merchant stocking this product.

Merchanting North America

PaperlinX North America services printers, end users of paper and graphic suppliers throughout Canada, the midwest and west coast of the US. Every day our customers rely on us to meet the ever changing and challenging printing requirements of their business.

Performance

In North America overall sales revenue increased 16 per cent to US$662 million and profit before interest and tax of US$18.2 million increased by 52 per cent. During the year sales volume increased by 5 per cent over the previous year and we grew our market share in our key regions: the midwest and west coast of the US and across Canada. Our returns on funds employed grew significantly.

The market in the US was relatively buoyant with pricing up around 4 per cent. The first half was particularly strong with the US Federal Elections, the Olympics, accelerating GDP and generally solid economic conditions. The second half was substantially weaker and some price increases implemented in the latter part of the 2004 calendar year were surrendered in early 2005.

In Canada, the market was more difficult with prices reducing by an average 3 per cent over the year resulting in intense competition. Sales volumes increased, margins were maintained, and the cost base improved in net leading to an improved profit result.

Operations

As a result of profit improvement initiatives undertaken last year, our businesses in Denver, San Francisco, Minneapolis and Toronto have substantially improved and are now contributing positively to the Group. During the year we successfully integrated Kelly Paper and Spicers Paper in Las Vegas to offer a combined paper store and merchanting business. In Seattle, we opened our 47th Kelly Paper store.

The installation of a custom sheeter at Spicers Paper in Minneapolis contributed to our 'value-added' service that enables us to differentiate our total offering from our competitors. With sheet converting facilities already established in Seattle, Kansas City, San Francisco and Los Angeles we can provide a fast turnaround to custom sheet and meet our customers' exact size specifications.

Kelly Paper, acquired in November 2003, performed well with synergies delivered ahead of schedule. During the year we continued to successfully integrate the supply functions of Kelly and Spicers Paper while ensuring market cohesion between the two trading entities.

By leveraging off the existing infrastructure of Kelly's marketing platform, our businesses have benefited from a focused marketing plan for our core North American brands. Under the 'Advantage Grades' umbrella branding, a range of collateral has been developed to promote these proprietary brands to our customers. A similar marketing programme has been developed to promote our custom sheeting facilities.

During the year Spicers rolled out customer service training modules across all locations. An extension of the Spicers customer service charter, developed to foster a service culture, the modules were designed to achieve world-class customer satisfaction and retention. A range of topics were covered including consultative selling skills, communication styles, the cycle of service and paper properties. The third stage in the development of Spicers customer service culture is the implementation of a customer relationship management platform to personalise and tailor all correspondence to individual customer's needs. This is being developed in conjunction with the marketing team at Kelly Paper who have implemented a similar Customer Relationship Management (CRM) programme with successful outcomes.

In Canada, Coast Paper continued the market penetration of two North American brands Pacesetter, our own brand coated printing paper and PrintRight. PrintRight is an Australian Paper manufactured brand of copy paper introduced into North America in the first half of calendar 2004 and over the year demand continued to grow.

We continued to focus on our safety performance achieving a 63 per cent reduction in our lost time injury frequency rate. Coast Paper achieved zero lost time injuries and Spicers Paper reported a 60 per cent reduction. This outstanding result was achieved by creating a genuine commitment to a safe and productive work environment and is a tribute to our 1,300 employees in North America across 70 distribution locations and paper stores.

Financial Highlights	Actual 2004 [1]	Proforma 2004	2005
Sales revenue (US$m)	573	616	662
Profit from ordinary activities before interest and tax (US$m)	12.0 [2]	13.6 [2]	18.2
Sales volume ('000 tonnes)	391	404	416

[1] Includes Buhrmann Paper Merchanting Division for eight months, acquired 1/11/03.
[2] Includes $1.8 million profit on sale of Canadian property.



1 Edmonton
2 Calgary
3 Saskatoon
4 Vancouver
5 Regina
6 Winnipeg
7 Quebec
8 Seattle
9 Portland
10 Minneapolis
11 Toronto
12 Montreal
13 Sacramento
14 Denver
15 Kansas City
16 St Louis
17 San Francisco
18 Las Vegas
19 Los Angeles
20 San Diego
21 Phoenix
22 Tucson
23 Hawaii

Kelly Paper Stores
Southern California – 31
Northern California – 10
Arizona – 4
Nevada – 1
Seattle – 1
3 Regional Distribution Centres


Paper
1123

National Account programme

In recent years the commercial print market in the US has undergone extensive consolidation and today six major companies now represent over 200 sheet-fed and/or web business units. Unlike large or medium commercial printers who place emphasis on local representation, sales staff relationships, competitive pricing and customer service, these companies negotiate formal contracts at a corporate level that are implemented on a regional basis.

To enable PaperlinX North America to compete with established paper distributors with a presence in all major US cities, David Christie, General Sales Manager, Spicers Paper USA developed and implemented a National Account programme. With the assistance of Business Unit Regional Managers and Sales staff with established relationships at the regional level, sales strategies and presentations were developed. Major National Accounts have seen the benefits of the Spicers Paper differentiated total package which includes custom sheeting, press ready skids and the benefits of proprietary brands. Through sheer persistence and ongoing support at the business unit level the National Account programme has grown from 7 per cent of total revenue in 2002 to over 15 per cent in a growing market.

Merchanting Asia

Financial Highlights	Actual 2004 [1]	Proforma 2004	2005
Sales revenue (S$m)	99	108	109
Profit from ordinary activities before interest and tax (S$m)	2.2	2.3	3.7
Sales volume ('000 tonnes)	71	77	75

[1] Includes Buhrmann Paper Merchanting Division for eight months, acquired 1/11/03.

PaperlinX Asia has distribution facilities servicing Malaysia, Hong Kong, southern China, Singapore and Vietnam providing customers with paper, board and packaging solutions.


1
2
3
4
(1) Hong Kong
(2) Vietnam
(3) Malaysia
(4) Singapore

Performance

The restructuring of our businesses in 2004 to improve productivity and focus on key products and customer segments resulted in an improved performance across Asia. In 2005 revenue increased by 10 per cent to S$109 million with profit before interest and tax up 68 per cent to S$3.7 million. Sales volume of 75,000 tonnes increased marginally and we have grown market share, particularly in Malaysia.

Business conditions were stable with consistent demand. Pricing remained consistent, however, downward pressure on pricing has been evident due to the increased capacity in the region, particularly in China.

Operations

During the year we continued our focus on value-added products and core brands: Pacesetter, Springleaf and Bon Art. Complemented by a targeted customer strategy, particularly export customers, this has helped us to re-energise our business. In Hong Kong, we have had great success with our speciality papers and luxury packaging used for jewellery boxes, cosmetics and high-quality diaries and the game board market continued to grow.

The shift of print production into South East Asia, predominantly into Hong Kong, southern China, Singapore, Malaysia and Vietnam continued. During the year we collaborated with a number of PaperlinX merchants from other regions to source paper for customers shifting some of their production from Europe and North America. We expect this trend to continue and are well positioned to benefit from cross-regional customers through our global network and our strong local supplier relationships.

Utilising the resources within the PaperlinX Group, we have taken advantage of training programmes implemented in other PaperlinX operating companies, modifying them to suit the local market. The introduction of the 'Power of One', based on a training programme in North America, showed employees how a change of 1 per cent can impact the business and has been very successful, contributing to a reduction in costs over the year.

Over the past several years, PaperlinX Merchants Asia has reshaped itself into a customer-focused business. It now works closely with its key customers to provide them the solutions they need, with improved returns – a true win-win situation in a highly competitive environment.

Paper Trading

Financial Highlights	Actual 2004 [1]	Proforma 2004	2005
Sales revenue (A$m)	131	158	173
Profit from ordinary activities before interest and tax (A$m)	3.6	3.2	2.7
Sales volume ('000 tonnes)	158	185	190
Commission volume ('000 tonnes)	318	328	295

[1] Includes Buhrmann Paper Merchanting Division for eight months, acquired 1/11/03.

Specialising in packaging and reels, our global paper trading business services North America, Europe, Asia, Latin America and the Middle East.



PPM Offices
Markets

Performance

Over the period, revenue increased 32 per cent to A$173 million with a 20 per cent increase in sales volume. Profit before interest and tax decreased by 25 per cent to A$2.7 million with results impacted by one-off restructuring costs.

Average paper selling prices increased in the USA and Asia but decreased in Europe. Total sales volume increased 2 per cent to 485,000 tonnes to over 65 countries through our network of 12 offices in Asia, the USA, Australia and Europe.

Operations

The US business performed strongly achieving record revenue, profit and volume. The Asian commission business was slightly lower following the restructuring last year and further restructuring undertaken during the year. The business performed well but profit was reduced by the Australian dollar impact on the translation of commission sales.

In Europe market conditions were difficult due to lower prices, the stronger Euro and slow market conditions. The Tricom business was impacted by the strong Euro on exports from Europe to Latin America, Africa and the Middle East and will be closed in the coming months. In Germany, Fröhlen-Reddemann was impacted by weaker market conditions and restructuring costs.

Australian Paper

Manufacturing quality communication paper and packaging papers, Australian Paper's products are relied on every day in businesses, retail and food outlets and in the homes across Australia and New Zealand. Our four paper mills located across three states on the east coast of Australia produce a wide range of office, printing and publishing papers and packaging papers.

Australian Paper's earnings have been significantly impacted by a number of issues. The level of the Australian dollar continued to exacerbate the impact of a weak global supply/demand balance, resulting in lower paper selling prices in the Australian market. Additionally, earnings were impacted by an increase in costs and some production issues. Operating profit for Australian Paper reduced 66 per cent to A$22.3 million on revenue of A$943 million, down 3 per cent.

We have introduced a range of actions to improve returns in Australian Paper. During the year we implemented profit improvement plans in our four mills and operational effectiveness processes to reduce down time and product spoilage. The upgrade of the pulp capacity at our Maryvale Mill will offer significant benefits to the Company through enhanced product performance, cost competitiveness and environmental benefits.

Employees from our mills worked with our sales and marketing team to launch Environs, our educational programme outlining our ongoing commitment to continuous improvement in the manufacture of our products. A core part of the programme has been the publication of Australian Paper's Sustainability Charter. This Charter sets out our commitments in relation to the environment, our customers, our suppliers and the communities where we operate, of which we are an integral part, and is published in this Report on page 51 as a part of the PaperlinX Sustainability Report.

Good progress was made reducing the medically treated injury frequency rate by 26 per cent and the lost time injury frequency rate decreased by 4 per cent. However, in May the tragic death of Brett Carroll, an employee at our Maryvale Mill, during a routine production maintenance procedure was a reminder that we must remain focused on safety at all times.

Australian Paper is intent on delivering 12 per cent return on average funds employed through the cycle. To enable us to reach our goal we are focusing on our areas of future growth: our brands, packaging innovation, superior supply chain performance, closer alignment with our customers and our unique service offering in the Australian market.

Sales Revenue (A$m)


$943
01 02 03 04 05

Profit Before Interest and Tax (A$m)


$22.3
01 02 03 04 05

Sales Volume ('000 tonnes)


840
01 02 03 04 05




Keep Refrigerated
Store at or Below 4°C




WITCHE
CSR
Bakers Delight

ALWAYS RELY ON
REFLEX

PaperlinX

Communication Papers

Australian Paper manufactures high-quality office paper used in printers, photocopiers and plain paper faxes and specialty papers used in brochures, magazines, catalogues, annual reports, business forms, cheques and envelopes.

Performance

Difficult market conditions continued to negatively affect the Communication Papers division with sales revenue down 2 per cent to $700 million and profit before interest and tax of $12.3 million, down 73 per cent. While sales volume increased slightly by 3 per cent to 522,000 tonnes, domestic volumes were down, negatively impacting margins.

The high level of the Australian dollar at a time of weak international demand and increasing supply has resulted in lower priced products entering the Australian market. Domestic paper selling prices and volumes have been impacted as a result. Receipts for exports were also impacted by these two factors.

Operations

For Communication Papers, 2005 was a year of renewed focus on our core brands and service offering across the office and specialty papers market in response to a very difficult market environment.

During the year we rationalised our office paper brands to focus on our key brands Reflex™ and Australian™. While Reflex™ is positioned at the home office, corporate and small to medium enterprise market, Australian™ is focused on the government and education sectors. The whiteness levels of both brands were improved and we changed the packaging of Australian™ to a gloss wrapper to enhance the premium position of the brand.

In November, the Reflex™ brand was relaunched using the Mr White 'all about whiteness' campaign through direct mail and television commercials. The campaign helped to increase market share, and market research indicates that 60 per cent of consumers now perceive Reflex™ to be the 'whitest' brand of copy paper.

Reflex™ Recycled, containing 35 per cent recycled content, and the Australian™ brand available with 10 per cent or 80 per cent recycled content were also repositioned to capitalise on the growing market for recycled paper.

Our renewed brand focus has been a great success. Since the relaunch, domestic market share for the last quarter of the year has increased by 10 share points, having previously lost share to low priced imports, and our domestic copy paper volumes have improved significantly.

We have also aligned ourselves more closely to our end customers, working with our resellers and the retail market to better understand their needs. In October we secured a two-year partnership to supply Corporate Express, the market leader in the corporate office market, with copy paper solidifying their focus on Australian made products.

Optix™, Australia's most recognised brand of coloured paper, was refreshed and modernised. Following a comprehensive review and research with Optix™ consumers, several outdated colours were removed from the range to make way for a range of new colours and other favourites were revitalised for a fresher, cleaner and brighter look. The feedback on the Optix™ campaign has been excellent and resulted in a renewed interest in the brand and increased sales.

The publishing market had robust volumes and we moved towards strengthening our relationships with individual publishers implementing tri-partite agreements between the publisher, Australian Paper and Dalton Web Papers, an Australian PaperlinX merchanting business. The agreement combined the supply of paper from Australian Paper with an increased service offering. However, pricing was significantly impacted by lower priced imports.

Acclaim has performed particularly well partly due to the increase in direct mail and the strong catalogue business. In August, Impress Silk was introduced to complement the existing Impress range available in gloss and matt. Manufactured at the Wesley Vale Mill in Tasmania, Impress Silk is used in corporate brochures and annual reports. Since its launch it has achieved incremental volume growth appealing to all stakeholders within the supply chain including printers, designers, agencies and government.

An increased focus on security has been the catalyst for a range of new value-added forms and security printing products being developed and tested at the Shoalhaven Mill. The range includes secure documentation, certificates such as university degrees and other high-grade security grades.

Financial Highlights	2004	2005
Sales revenue (A$m)	715	700
Profit from ordinary activities before interest and tax (A$m)	44.8	12.3
Sales volume ('000 tonnes)	506	522



(1) Shoalhaven Mill, New South Wales
(2) Head Office, Melbourne, Victoria
(3) Maryvale Mill, Victoria
(4) Burnie Mill, Tasmania
(5) Wesley Vale Mill, Tasmania



The birth of Stephen™

To reinforce its strong position in the uncoated specialties market, Spicers Paper in Australia embarked on an extensive market research study to ask customers 'what is your future paper?'. The result was Stephen™, an uncoated, design-inspired paper with a personality. Spicers Paper worked with Australian graphic designers to produce the product specifications before partnering with Australian Paper to manufacture the product. A collaboration of expertise from marketing, promotions and technical people at Spicers Paper, Australian Paper's marketing team and the Shoalhaven Mill resulted in a paper manufactured from 25 per cent post-consumer recycled content with the balance from sustainable plantation fibre.

Launched in November, the market response has been favourable and sales have exceeded expectations. Available in a range of contemporary colours Stephen™ has been specified for direct mail campaigns, annual reports, brochures, fashion catalogues and sustainability reports in Australia.

Packaging Papers

Australian Paper's packaging papers are designed to meet the needs of a market demanding increasingly sophisticated solutions for the distribution of goods in the Australasian marketplace and in export markets in Asia.

Performance

Packaging Papers produced revenue of $243 million, down 4 per cent, on volumes that were 4 per cent lower than last year. Profit before interest and tax was $10 million, down 54 per cent.

Lower domestic demand for linerboard led to a higher level of exports into the weaker Asian market, and demand for sack and bag papers was also lower.

Operations

Poor production performance on the Maryvale 4 machine, which produces linerboard used by our customers in the manufacture of corrugated boxes, resulted in decreased production volumes and increased costs. New guarding installed on the machine for improved occupational health and safety made operating the machine more difficult. Steps were taken to rectify the situation with new equipment installed, which has resulted in improvements in machine performance as the 2006 financial year commenced.

Demand from our major Australian linerboard customer was down 9 per cent on last year and sack and bag volumes were also down, partly due to the continued impact of the drought affecting the dairy, fruit and produce segments. An extensive review of our supply chain position has been undertaken in consultation with key customers achieving mutually beneficial outcomes for both parties including improved service and quality.

Research has been undertaken on product re-engineering to produce a lighter product manufactured from less expensive fibre, predominantly waste, to reduce costs without compromising the functionality of the product. During the year progress was made to remove grades, simplifying the product range to focus on delivering well-performing products to meet customer requirements.

Greater efficiencies have also been achieved through a joint focus with the customer on the end-to-end process of manufacturing and delivering the product to its final destination.

The upgrade of Maryvale 1, our sack and bag kraft paper machine, has been completed and machine production trials are currently underway for the production of semi-extensible sack kraft paper. The upgrade will deliver enhanced quality characteristics which are in the top quartile globally.

Financial Highlights	2004	2005
Sales revenue (A$m)	254	243
Profit from ordinary activities before interest and tax (A$m)	21.6	10.0
Sales volume ('000 tonnes)	330	318


1
2

(1) Head Office, Melbourne, Victoria
(2) Maryvale Mill, Victoria



Strengthening our partnership

PaperlinX has a long-term contract to supply Amcor with linerboard used in the manufacture of corrugated boxes. During the year significant work was undertaken to strengthen our partnership delivering optimal outcomes for both parties. Long-term customer requirements were a key priority with analysis undertaken on the market forecast of the future. Production costs were reviewed and cooperative buying arrangements were established for the supply of common raw materials for both businesses helping to reduce expenses. A review of the supply chain process has been extremely successful and, with a better understanding of our customers' requirements, we are now able to deliver a superior level of service.

Other Businesses

Other businesses includes the stationery and envelope business as well as the corporate expenses of PaperlinX.

Spicers Stationery Group is the largest Australian manufacturer of envelopes and stationery products. Core brands include tudor, Olympic, Universal, Croxley and Queens Slipper which can be purchased from major retailers, newsagencies and specialty stationers.

The stationery and envelopes business competes with imported products as well as envelopes manufactured in Australia. Competition continued at a high level and combined with the stronger Australian currency, resulted in lower overall selling prices. Sales revenue and profit was maintained at a similar level due to the business' focus on supplying a unique range of products including carbon and carbonless books, playing cards, notebooks and pads, social stationery, office paper and labels.

Corporate costs were at a similar level to the prior year.

Financial Highlights	**2004**	**2005**
Sales revenue (A$m)	101	101
Profit from ordinary activities before interest and tax (A$m)	(24.2)	(23.2)


Sales Revenue (A$m)
$101
01
02
03
04
05


Profit Before Interest and Tax (A$m)
$(23.2)
01
02
03
04
05

** Includes divested businesses.*

Sustainability Report



Highlights

- Established quantitative and qualitative targets for workplace, social and environment across the Group to be measured against in the 2006 Sustainability Report.
- PaperlinX Leadership Development Programme for the top 250 managers across the Group to be completed by end of calendar 2005.
- Appointed Group General Manager, Strategic Sourcing to engage with and enhance dialogue with our suppliers.
- Reduced medically treated injury frequency rate (MTIFR) by 26 per cent and lost time injury frequency rate (LTIFR) by 14 per cent across the Group.
- PaperlinX became a constituent member of the FTSE4Good Index Series.
- Outperformed 86 per cent of companies in the Institutional Shareholder Services (ISS) developed Universe Index (excluding US), 64.6 per cent of Australian companies and 84.4 per cent of the companies in the Materials group in the Corporate Governance Quotient™ ratings.
- Project to upgrade the pulp capacity and install a new elemental chlorine free ('ECF') bleach plant at Maryvale Mill in Victoria, Australia announced in August 2005.

Cover: Litoria raniformis – green and golden frog found in south-east Australia. Resides in stormwater drains at Australian Paper's Wesley Vale Mill.

Report Scope

This Sustainability Report covers the policies, practices and performance of PaperlinX Limited for the year ending 30 June 2005.

Chief Executive's Statement

During the year we made sound progress in a wide range of areas as we continually looked to improve our sustainable business model. For the first time we have externally published qualitative and quantitative targets to track and measure our performance and we have increased our disclosure to broadly report against the Global Reporting Initiative (GRI).

To enable us to achieve our sustainability goals it is important that all of our 9,500 employees are working towards continually improving our performance. With a dedicated Safety & Environment Committee it is also a part of the Board's mandate. Further information relating to our governance structure is published in the Directors' Report of our Concise Annual Report.

As a Company, we are committed to delivering long-term economic growth without wasting our natural resources and we are fortunate that the primary resource, for paper making, wood, is both renewable and recyclable. A number of our merchants have chain-of-custody certification and sustainable forest management systems. Within our manufacturing business, Australian Paper, 10 per cent of the fibre sourced comes from waste and 64 per cent of the fibre sourced for Maryvale, our largest mill, comes from Forest Stewardship Council (FSC) certified sources.

We are continually working towards minimising our environmental footprint in all of our operations and this is especially a focus for our manufacturing business. The three-year project to upgrade Australian Paper's pulp capacity at Maryvale Mill announced in August will have significant environmental benefits while at the same time improving product quality and reducing costs. This is a real example of business sustainability.

Our progress has been recognised externally and during the year we were independently assessed according to the FTSE4Good criteria and became a constituent member of the FTSE4Good Index Series. Created by the independent financial index company FTSE Group, FTSE4Good is a financial index series that is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards.

Our safety record continued to improve across the Group. We reduced our medically treated injury frequency rate (MTIFR) by 26 per cent and our lost time injury frequency rate (LTIFR) by 14 per cent. However, despite these results it is with sadness I report that Brett Carroll lost his life during a tragic accident at our Maryvale Mill while performing a routine maintenance procedure. An internal investigation was immediately instigated to determine how the incident occurred and what could be done to prevent a re-occurrence. A separate team consisting of employees from Australian Paper and PaperlinX, including production and maintenance union Occupational Health and Safety representatives (OHS), the joint union/industry OHS unit and an independent chairperson investigated. Nine recommendations were put forward that Australian Paper is currently acting upon. Furthermore, a joint problem solving taskforce has been initiated to work towards further strengthening the safety culture at Maryvale.

Over the next 12 months we will continue to make progress by adopting proactive measures to reduce our environmental impact, further strengthening our already strong ties with the local community and improving our workplace practices to attract and retain the best talent. As a Company we have set ourselves some bold targets and I look forward to reporting our progress in our Sustainability Report in 2006.

Thomas P Park
Managing Director and Chief Executive Officer



Our Business

PaperlinX is a young Company with a long history. Listed on the Australian Stock Exchange since April 2000, antecedents of PaperlinX have been making paper in Australia since 1939 and have distributed paper in Europe since the 1600s.

While retaining our manufacturing roots in Australia, we have followed a clear and simple strategy expanding our paper merchanting business to create a unique global platform. Today we operate 48 businesses in 30 countries and have the widest geographic distribution of any paper company in the world.

We are focused on manufacturing and distributing high-quality fine paper used as office paper, and specialty paper used in brochures, magazines, annual reports and other business papers, and in manufacturing packaging papers for converting into corrugated cartons, paper bags and other packaging materials.

Our Core Operating Principles

The PaperlinX Core Operating Principles provide a common direction for the Group, giving guidance to all employees and encouraging alignment across our businesses and people.

- Strengthen then build off existing business platforms.
- Productivity to provide funds for sustainability and growth.
- Simplification.
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX.
- Fully leverage our global opportunities.
- Invest in our people, brands and customer service capabilities.
- Compliance is mandatory.
- Results oriented teamwork.

What Sustainability means to PaperlinX

Based on the 1983 Bruntland definition, sustainable development means 'meeting the needs of the present without compromising the ability of future generations to meet their own needs'. At PaperlinX we interpret this to mean long-term and economic growth that benefits present and future generations of employees, shareholders and customers without detrimentally affecting the resources or biological systems of the planet.



PaperlinX Sustainability Charter

PaperlinX is a leading international paper distribution and manufacturing Company with a commitment to delivering long-term sustainable returns and environmental and social benefits for all our stakeholders.

In doing so, we seek to add value for our customers, employees, the communities in which we operate and for our shareholders.

In pursuit of these commitments, PaperlinX recognises that its products and operations have an impact on the environment and that we must continually improve our performance across a range of areas to deliver the sustainable returns to which we aspire.

Our fundamental commitment globally is to not only ensure that as a minimum we comply with the laws of all the regions in which we operate, but we also seek to go beyond just compliance with a range of positive initiatives. Our commitments in relation to the environment, our employees, our communities and our suppliers are explained below.

Environment

We will provide product options to satisfy the needs of our customers and will ensure that we provide information to allow our customers, neighbours and the public to make informed choices about our products and their environmental credentials.

At PaperlinX, we are committed to continuously reducing our environmental footprint in measurable ways. Our operations seek, wherever possible, to reduce resource use (such as energy, water, fibre and chemicals) efficiently by increasing recycling opportunities and reducing waste output.

We are committed to regularly monitoring these improvements.

Employees

Our objective is to be the 'employer of choice' in which all members of our workforce are treated with respect and employed within strong principles of equal opportunity, ethical behaviour and transparent management practices.

At PaperlinX, we are committed to providing our employees the opportunity to grow and develop within a safe workplace wherever they are located.

Communities

We will support the communities in which we operate in ways that make a positive difference and will maintain an open relationship with these communities, report on our performance and make this information readily available to the public as well as customers.

In addition, we will also recognise our corporate role in assisting our employees to make individual and collective contributions to improve aspects of the communities in which they participate.

Suppliers

We are committed to proactively encouraging our suppliers to improve their environmental performance and by insisting they act in a legal and sustainable fashion and are committed to continuous improvement.

Employees

Achievements

- Rolled out a five-day PaperlinX Leadership Development Programme for the 250 senior managers across the Group.
- Completed a global succession management review and plan for the 250 most senior managers and the high potential talent within the Group.
- Implemented a revised performance management system for 250 senior managers across the Group aligned to the succession management process and leadership behaviours.
- Reduced medically treated injury frequency rate (MTIFR) by 26 per cent and lost time injury frequency rate (LTIFR) by 14 per cent across the Group.
- Coast Paper in Canada ended the year with no lost time injuries across its seven locations.

Objectives and Targets for 2005/06

- Develop a future workforce management plan to address skills shortages and diversity requirements across the Group.
- Develop a global talent management strategy for the PaperlinX Leadership Group.
- Implement an employee engagement and cultural measurement process.
- Publish a Code of Conduct for roll-out across the Group.
- Reduce our medically treated injury frequency rate (MTIFR) by 10 per cent across the Group.
- Work together at Maryvale Mill and instigate cultural change to complement existing safety systems through the 'Search for the Future' project.

Strengthening our Leadership

During the year our focus was on introducing economic profitability and leadership effectiveness with the roll-out of the Group's Leadership Development Programme for our 250 most senior managers. The PaperlinX Leadership Group provides a consistent and coordinated approach to leadership across the Group and helps to build commonality and clarity for the business around our Core Operating Principles.

The Programme has helped senior employees to embrace being a part of the PaperlinX Group. This has resulted in enhanced support and faster execution of strategic and operational initiatives, resulting in greater employee engagement across the senior level.

Cultural Alignment

Since the acquisition of Buhrmann's Paper Merchanting Division (BPMD) in November 2003, one of our biggest challenges has been creating a common culture across the Group. Assimilating employees with different languages and cultures without infringing on the local management, entrepreneurial style and history of each operating company will continue to be a key target over the next 12 months.

The Group's Core Operating Principles have helped to provide a common direction for our employees. The principles have been rolled out through *conneXions*, our internal magazine and discussed in depth at employee briefing sessions cascaded through management to all employees three times a year. During the year an eighth principle was added. This principle is based on 'simplification' which will enable businesses to focus on their strengths resulting in improved efficiencies from their efforts.



The Company has reviewed and strengthened its internal communications systems and initiatives around the world. Key developments in this area include publishing our quarterly employee newsletter in five languages to reflect the diversity of the regions in which we now operate and initiating a global internal communications taskforce to drive effective communications across all business units and regions.

Our commitment is to ensure that all employees are provided with regular and timely information about the Company, and in particular, about matters directly relevant to them. We also ensure that there is an opportunity for employees to provide feedback and seek additional information.

Training and Development

Supporting our people and their skills through training and development initiatives at a local and global level is fundamental to the success of PaperlinX.

Over the past 18 months PaperlinX North America and ANZ Merchanting have implemented Profit Adventure, a major training initiative for managers, sales representatives, merchandising and customer service employees. Profit Adventure is a practical and engaging workshop to educate employees on how their daily decisions impact profitability, teamwork and Company goals. A key lesson employees have learnt is the profound multiplier effect daily decisions have on profitability and returns. Using business unit actual historic results, employees are able to see how seemingly small decisions such as increasing margins by 1 per cent or less, reducing costs by 1 per cent and reducing capital by 1 per cent or more will impact the business unit profitability. This is aimed at empowering employees and helping them understand that all positive decisions do make a meaningful contribution.

Performance and Evaluation

PaperlinX is committed to regularly providing employees with positive and helpful feedback on their performance and achievements. Performance and development planning is an integral part of each individual's annual review to help develop short and long-term career goals.

Performance and evaluation also extends to the satisfaction of employees with their work culture. In 2004, Robert Horne Group in the UK launched 'Have Your Say…', a three-year project to measure employee satisfaction and identify and address key areas for improvement. In May 2004, the survey reported a response rate of 78 per cent and an employee satisfaction of 62 per cent. Survey partners ETS benchmarked the outcome against the results from over 60 surveys covering more than 70,000 people and classified Robert Horne as within the upper quartile for employee engagement and satisfaction. In May 2005, Robert Horne repeated the survey with outstanding results. Employee engagement improved by 8 per cent to 86 per cent and employee satisfaction improved by 4 per cent to 66 per cent with ETS classifying the results as 'excellent'.

Benefiting from our Global Platform

Our global platform is helping to enrich the workplace experience of our employees. In the past year, a number of employees have benefited from international transfers to different regions and businesses, ranging from three months to permanent relocation and we intend to build on this initiative.



Occupational Health and Safety (OHS)

The safety and wellbeing of our employees and contractors is of paramount importance to PaperlinX and our goal is zero injuries and accidents. To achieve and maintain the safest practicable workplace at all our locations around the world requires a balanced approach to Occupational Health and Safety. At PaperlinX we focus equally on the physical work environment, our systems and processes and the culture of the business.

Across the Group our key measure, the medically treated injury frequency rate (MTIFR), reduced by 26 per cent and the lost time injury frequency rate (LTIFR) reduced by 14 per cent despite the inclusion of some European businesses which have not previously collected information on safety performance.

Across Australian Paper's four mills good progress was made reducing the MTIFR by 26 per cent and the LTIFR decreased by 4 per cent. However, the tragic death of Brett Carroll at our Maryvale Mill was a reminder that process alone is not enough and safety must be imbedded into the workplace culture at each site. The investigation team put forward nine recommendations that the Company is currently acting upon.

To improve the safety performance at Maryvale, a significant shift in the culture is required with employees, unions, staff and management working together towards this common goal. To help bring about change, 'Search for the Future' has been launched to engage stakeholders in an interest-based problem solving process. Workshops will be conducted with employees representing all the groups across the mill to identify safety issues, the drivers for safety improvement, safety success indicators and common ground. This information will be fed into a Joint Steering Group and Priority Projects will be developed to address key priorities.

In Australia and New Zealand merchants, the MTIFR increased by 10 per cent and the LTIFR increased from 2.1 to 4.4. E-learning modules on the induction process, safety fundamentals, manual handling, hazard management, incident investigation and injury management were developed for merchanting employees in Australia to access via the internet. A Manual Handling and Stretching Programme was also developed to create awareness about the hazards and improve manual handling techniques.

Rolling Monthly Safety Progression


35
30
25
20
15
10
5
0
Frequency rate
16.0
at July 2005
Jul 01
Jul 02
Jul 03
Jul 04
Jul 05
Medically treated injury frequency rate
Lost time injury frequency rate

Across Europe, the MTIFR reduced by 17 per cent and LTIFR by 25 per cent despite the first-time reporting of some operating companies in January 2005. A dedicated Health, Safety and Environment (HSE) team has been established across the UK and Ireland and is working towards the implementation of a safety software system providing a single risk assessment approach and an accident management system.

During the year the MTIFR increased marginally by 3 per cent in North America and we continued to show positive improvements in the reduction of the LTIFR by 63 per cent. Coast Paper, our Canadian business, achieved zero lost time injuries (LTIs) during the period. A PaperlinX North America Health and Safety Program booklet outlining the health and safety expectations for all North American employees was distributed.





Social

Achievements

- Contributed approximately A$630,000, including employee contributions, to community programmes and non-profit groups across our global operations.
- This contribution included A$210,514, including employee contributions, to non-profit groups assisting Asian tsunami relief.
- Continued our sponsorship of Dr Bill Mulley, a doctorate student participating in organ transplant research at the Austin Research Institute in Melbourne, Australia.
- Completed the second year of our partnership in Australia with Conservation Volunteers Australia 'Making Tracks' programme.

Objectives and Targets for 2005/06

- Publish a Community Involvement policy across the Group.
- Roll out a global community relations programme overseen by a Steering Committee consisting of the Chief Executive Officer, Executive General Manager, Corporate Affairs and Executive General Manager, Human Resources.
- Establish the PaperlinX Community Fund to allocate funds to a range of community groups and organisations fulfilling Fund criteria.
- Commit to funding local community programmes in areas where we have a strong local presence.
- Become a signatory to Global Compact, the United Nations voluntary corporate citizenship initiative adhering to the 10 principles relating to human rights, labour, anti-corruption and environmental issues.
- Become a signatory to the United Nations Declaration of Human Rights.

Community Relations

Australian Paper's mill sites have a long history of supporting and working with their local communities. At each of our four mills we have well-established and active consultative committees that include local residents, environmental agencies, local government and community groups. These committees hold frank and open discussions and provide valuable feedback on the potential impact of our operations, enabling PaperlinX to address matters of importance to the community.

Annually, Australian Paper supports in excess of 135 regional charities and community groups through gifts, donations, training and mentoring programmes.

Spicers Stationery Collaborates with Edward de Bono

Spicers Stationery Group continued its collaboration with the de Bono Institute through its support of the Mindsight education initiative held on 19 May 2005 at the Melbourne Town Hall in Victoria, Australia. Dr Edward de Bono, internationally recognised creative thinker, presented his thinking techniques to 4,000 primary school children to help inspire young Australians to think creatively and constructively. De Bono's messages were supported by a book on creative thinking techniques sponsored by Spicers Stationery's 'tudor' brand and given to each child.

In the second half of 2005, Spicers Stationery will launch the first workbook in a series of tudor publications for primary and secondary school students. The tudor Creative Thinking Tools Guide will further explore de Bono's creative thinking techniques and provide opportunities geared at different age groups to put his theory into practice. This workbook is a world first collaboration in the stationery industry and helps support the tudor brand's position of helping people to achieve their goals.


achieve with
tudor
achieve with
tudor
Creative Me

Community Partnerships

PaperlinX has worked in partnership with a variety of organisations to develop community programmes that maximise benefits to both parties. This approach enables us to develop and foster long-term relationships.

Making Tracks

Since Australian Paper partnered with Conservation Volunteers Australia to establish the Making Tracks programme, hundreds of volunteers, including employees, have built or maintained walking tracks in areas of national significance around Australia. The programme, which recently completed its second year, enables local communities, national parks and local governments to work together to offer safe and enjoyable track recreational experiences. Maintaining the track facilities helps ensure that habitat for many endangered species of flora and fauna is protected. In the last two years the Making Tracks programme has constructed and repaired the equivalent length of 5,200 cricket pitches and revegetated an area the size of 14.3 Melbourne Cricket Grounds.

Leadership Victoria

PaperlinX has been a major sponsor of Leadership Victoria in Australia since 2002 supporting both the leadership programme and subsequent community involvement. The programme seeks to develop and enhance the quality of future leaders by providing a forum for the participants to exchange ideas, network and interact with established leaders from the public, community and private sectors. Every year approximately 36 people from the State of Victoria in Australia are chosen from nominations from a variety of backgrounds including corporate, arts, small business, government, welfare, sport and agriculture. While the overriding theme of leadership is central to the programme, the course content is diverse and explores the big issues of the coming decade. 'Australia in the Globalised World', 'Health and Welfare Challenges of the Coming Decade' and 'Influencing the Agenda' have been recent topics for discussion. Participants are exposed to a cross-section of views from influential leaders including the Chief Executive Officers of Australia's most successful companies and are expected to help shape the debate on each topic by contributing their own thoughts and beliefs.

Employee Involvement

Actively involving our employees is an important aspect in many of the community programmes we are involved in across the Group. During the year a number of PaperlinX employees contributed their time to assist a range of community and not-for-profit groups packing and sorting toys for the Smith Family in Australia, planting trees for Landcare in Australia or fundraising for research into leukaemia and other types of cancer.

Annual Coast Paper Christmas Gift Drive

Nine years ago, Coast Paper's Edmonton branch in Canada rallied to assist a mother and her children who had fled an abusive family situation. Household items, a Christmas tree, decorations, gifts and Christmas dinner were donated by employees and the experience of giving was so rewarding an annual programme evolved.

Now in its ninth year, the 'Annual Coast Paper Christmas Gift Drive' is coordinated by Coast Paper in Edmonton, Vancouver and Toronto. Every year in late November, employees promote the programme to the print and design community and collect donated boxes of gifts in December. Over the history of the Gift Drive, in excess of 1,000 printers have participated and each year the number of gifts increases. In 2004, with the help of numerous non-profit society partners, over 12,000 gifts were delivered to the homes of needy children.

Since July 2003:

- 3,541 volunteer days completed.
- 1,639 bags of rubbish collected.
- 4,948 trees, grasses and shrubs planted.
- 260,003 square metres weeded and revegetated.



Achievements

- Board approval of the upgrade of pulp capacity and the installation of a new ECF bleach plant at Maryvale in Victoria, Australia which will have significant environmental benefits.
- No significant environmental breaches or non-compliance with environmental regulations.
- Zero fines or prosecutions.
- All manufacturing sites maintained ISO 14001 certification.
- Finalist in the 2004 Tasmanian Environmental Award for Excellence for the rehabilitation of the Tonganah clay mine near Burnie in north-west Tasmania, Australia.

Objectives and Targets for 2005/06

- Develop two-year Target Plan across the Group to reduce our impact on the environment.
- Develop, implement and promote a plan in relation to suppliers and management of purchasing with focus on safety and environmental performance.
- Reduce energy consumption by 2 per cent, reduce waste by 2 per cent and implement a recycling programme at all our sites across the Group.

PaperlinX Board Safety and Environment Committee

Good performance in health, safety and environment comes from a genuine commitment and involvement at every level of the Group. A Safety & Environment Committee consisting of four non-executive Directors and the Managing Director convenes quarterly. Their role is to review key issues that may have strategic, business or reputation implications for the Group, monitor compliance and present strategic recommendations to the Board.

During the year the Board visited the Central Victorian Highlands in Australia to gain an increased understanding in the harvesting of timber and the process of using residual wood from Victorian Government managed forests for the manufacture of paper. This Committee also undertakes regular site visits to PaperlinX operations around the Group in association with other Board obligations to explore issues such as the OHS strategic approach, environmental issues at our mills and contractor management across the Group.

Operations Management System

Our Operations Management System (OMS) provides a framework for the management of Health, Safety and Environment (HSE) issues and the optimisation of quality effectiveness for all operating companies within the PaperlinX Group.

The system does not mandate the approach to managing HSE and quality but provides a single set of 20 performance requirements outlining the objectives and expected outcomes in all operational activities. The OMS covers risk management, legal compliance, improvement, roles and responsibilities, training and competence, communications, documentation, operational control, emergency response, contractor management, incident reporting, record keeping and auditing.

To support this system the Company maintains and develops tools such as employee handbooks, inductions and operating procedures. To provide assurance to the Board and senior management that PaperlinX is complying with legislation, an internal audit programme is conducted by employees from within the business.



Certification

As a diverse global manufacturing and merchanting Company there are a range of third-party independent environmental certification systems that may be used. These can include:

- certification of the sources of recycled fibre;
- the sustainability of the forest management system used for the sources of new or virgin fibre;
- the environmental system used at the manufacturing plant;
- the environmental footprint of the product; and
- the chain-of-custody used to guarantee the source of the product.

PaperlinX does not support one system, but looks for well-recognised systems that may be either from the country of origin or pan-continental. They must include adequate performance-based provisions and be certified by recognised independent third-party organisations that require sound environmental management practices such as energy efficiency, waste reduction, pollution control and continuous improvement.

Some of the significant systems acceptable to our Company for environmentally responsible manufacturing processes include ISO14001 and the Eco-Management and Audit Scheme (EMAS). For responsible sustainable forest management, systems such as Forest Stewardship Council (FSC), Program for the Endorsement of Forest Certification (PEFC) and Sustainable Forest Initiative (SFI) may be used, and for chain-of-custody FSC is supported.

Merchanting

Environmental issues are progressively becoming more mainstream and educating our customers on certification and the environmental credentials of products is becoming increasingly important. Across PaperlinX's merchanting businesses we operate 43 companies in 27 countries. Each operating company is responsible for establishing and implementing communication plans that provide sufficient environmental information for customers to make an informed decision about the products they purchase.

In October, over 60 leading printers and print buyers joined Robert Horne in the UK at the Institute of Directors in London to learn more about the environmental issues affecting their business. The event was a part of Robert Horne's 'Know-how Academy' which aims to address pertinent industry topics. Delegates heard about Robert Horne's commitment to the environment, the challenges facing the paper industry and the Company's latest product developments – including recycled and FSC certified grades. Guest speakers Gareth Ward, editor of *Printing World* magazine, and environmental consultant Clare Taylor focused on the considerations for printers wanting to do more to protect the environment. The seminars are proving so successful that they are being repeated in other UK locations and at individual customer premises.

Certification

During the year several merchants received accreditation with FSC chain-of-custody certification. Spicers Paper in North America was accredited by the Smartwood Programme of the Rainforest Alliance. To satisfy Smartwood's FSC chain-of-custody standards, Spicers was assessed on a number of standards for quality system requirements, purchasing and receiving, processing, shipping and sales, labelling, logo use and public information. To retain certification Spicers will be required to undergo annual audits. The certification ensures Spicers can provide certified papers to the commercial print and end user markets across the west and midwest of the United States.

The Paper Company (PaperCo) in the UK received FSC and PEFC accreditation following successful completion of a rigorous systems audit conducted by BM Trada. In Asia, SGS Hong Kong has awarded preliminary chain-of-custody certification to Spicers Hong Kong through the SGS timber tracking programme.

Green Paper Products

All of our operating companies stock a variety of recycled products or environmentally certified grades to meet varying customer requirements.

The Paper Company in the UK launched 9lives™ in January, a range of 'born again' coated woodfree papers and boards. With 80 per cent recovered fibre content, 9lives™ 80 is produced from 10 per cent packaging waste, 10 per cent best white waste, 60 per cent de-inked waste fibre and 20 per cent virgin Totally Chlorine Free (TCF) fibre sourced from sustainable forests. 9lives™ 55 is manufactured from 25 per cent post-consumer waste, 30 per cent pre-consumer waste and 45 per cent virgin elemental chlorine free fibre sourced from sustainable forests. Since launching the brand, 9lives™ has gone from strength to strength with many corporate specifications and sales growth ahead of expectations. PaperCo is looking to build on this success by extending the 9lives™ family to include uncoated recovered fibre containing products specifically in the copier, cover and text sectors.

In the UK, the Robert Horne Group is supporting the Tree Council's National Tree Week. For every ream of recycled or Forest Stewardship Council (FSC) certified product sold until 22 November, Robert Horne Business Papers will donate 1 pence, with £20,000 expected to be raised. The funds donated will pay for 4,000 trees to be planted during this year's National Tree Week from 22 November to 4 December 2005.

Spicers Paper in Australia continued its partnership with Landcare Australia donating $100 for every tonne of Tudor RP 100 per cent recycled stock sold. Funding obtained through the Spicers Paper Recreate Programme goes towards the rehabilitation of landfill sites.

Reduce, Reuse, Recycle

Over the next 12 months our operating companies across the Group will be working towards reducing their environmental impact particularly in the areas of waste, through the introduction of a recycling programme, and reducing energy usage. Not only do these environmental initiatives benefit the environment with recycling helping to reduce landfill, but they translate into cost savings.

As part of The Paper Company's continuing compliance to BS 8555:2003, in July 2003 it embarked on a campaign to increase recycling across its seven companies in 26 locations. Plastic stretch wrap, office waste paper, toner cartridges and the broken pallets and top boards were all recycled with outstanding results. From July 2003 to June 2004 employees recycled 50 per cent of all waste produced saving £40,800. Over the last 12 months the results continued with 52 per cent of waste produced recycled resulting in further cost savings of £65,000.

To emphasise the importance of sustainable business and encourage environmentally responsible behavioural change, Spicers Paper and Dalton Fine Paper in New Zealand introduced personal sustainability rewards. Employees were encouraged to save electricity or reduce landfill at their homes and were rewarded with grocery vouchers to the value of their saving or a fuel voucher for waste minimisation projects. Employees responded well to the programme with many families reducing their electricity savings by 15 per cent compared to the period in the prior year, and several vouchers were distributed for compost projects to reduce the impact of individual families on landfill.

Australian Paper

Sustainability Charter

Paper products continue to perform an essential role in our day-to-day lives. In a world where our lifestyle depends on so many things made from non-renewable resources, it remains a unique fully recyclable product. Australian Paper recognises that in the production of paper products there are impacts and our customers have a choice about the products they use. Australian Paper is proud of its performance and always seeks opportunities to improve.

We are committed to meeting our customers' needs by producing paper products in a sustainable manner, utilising raw materials processes that achieve continuous improvement in our environmental, safety and social performance. We are also committed to reporting on our environmental performance as we seek out opportunities to continually improve.

Environment

Australian Paper's environmental commitment applies to all levels of our organisation and will be maintained within ISO 14001 certification and associated management systems. Key areas for future success will be:

Minimising resource usage (energy, fibre, chemicals).

Minimising waste production (air, land and water).

Maximising recycling capabilities in both our operations and our products. Each of our operational areas is responsible for implementing these environmental commitments.

People

Three groups of people guide our operation's success: our customers, our employees, and the communities in which we operate.

Customers: we will provide product options and information for our customers to support them to make informed decisions about purchasing the products we manufacture.

Employees: our objective is to be the 'employer of choice' in which all members of our workforce are treated with respect and employed within strong principles of equal employment opportunity, ethical behaviour and in a safe workplace.

Community: our commitment is to provide environmental leadership, economic support and open relationships.

Suppliers

We will insist that our suppliers act in a legal and sustainable manner and are committed to continuous improvement. In particular, we will ensure that fibre and forest product suppliers implement sustainable practices.

We will consistently review supplier performance against our standards.



Australian Paper continued

Fibre Supply

The fibre used to manufacture pulp for Australian Paper's products comes from a variety of sources but we do not source any fibre, either as timber or pulp, from old growth forest. All imported fibre is elemental chlorine free (ECF) and comes from suppliers in Brazil, Chile, Canada and New Zealand certified to either ISO 14001 or Forest Stewardship Council (FSC).

At Maryvale, our largest mill located in Gippsland, Victoria, we operate three pulp mills and a waste paper processing plant. Sixty-four per cent of fibre comes from sources certified by the FSC and approximately 10 per cent from wastepaper. The remainder is sawmill residue or reject logs from harvesting for saw logs from hardwood forests owned and managed by the Victorian State Government in Australia.

Regional Forest Agreements formally accredit these areas as part of Victoria's Ecologically Sustainable Forest Management System. The areas being harvested operate in accordance with the Code of Forest Practice, local management prescriptions and associated State and Federal Acts and Regulations which limit yields to sustainable levels. By June 2006, Victorian State-owned timber will be certified under the Australian Forest Standard (AFS). The AFS was developed in October 2002 through a multi-stakeholder process involving scientific, government, conservation, industry, retailer and consumer interests. For further information please visit *www.forestrystandard.org.au*.

As fibre from hardwood plantations becomes increasingly available in the region around the Maryvale Mill, Australian Paper will significantly increase the amount of plantation fibre used.

At the Shoalhaven Mill in southern New South Wales, 40 per cent of its fibre requirements is derived from waste. Pulp produced from recycled milk and juice cartons, magazines and waste paper is sourced from various suppliers within Australia. The remaining 60 per cent is imported from Brazil, Chile, New Zealand and Canada and a small amount of specialty pulp is sourced from the US.

In Tasmania, the Wesley Vale and Burnie Mills operate two mechanical pulp mills and the fibre is sourced from ISO 14001 certified suppliers or plantations. The remaining fibre is imported from New Zealand, Canada, Thailand, Chile and Brazil.

Fibre Source



Saw mill residues and reject logs from regrowth forest 30%
Wastepaper 10%
Plantations 34%
Imported pulp 26%

Recycling

Every year Australian Paper diverts around 80,000 tonnes of wastepaper, the equivalent of 21 Olympic-sized swimming pools, from Australian landfill. This wastepaper is mixed with virgin fibre to manufacture packaging products and Australian Paper's leading recycled grades Reflex™ Recycled and Australian™.

Australian™ 80% was launched in November to complement the existing range of Australian™ 10% which is available in A4 or A3 sizes. Australian™ 80% is manufactured at the Shoalhaven Mill using fibre from milk and juice cartons and wastepaper from office, printer converters and industrial sources.

Reflex™ Recycled contains 35 per cent recycled content sourced from Amcor's Recycling Facility in Fairfield in Victoria. Amcor sources this wastepaper from home, office and industrial sites, printers and paper converting plants which would otherwise be dumped into Australian landfill. The ratio of 35 per cent recycled to 65 per cent virgin fibre results in clean bright paper with the same whiteness as market leading Reflex™.

Water

Water is a major component in the manufacture of paper and we are committed to continually reducing our use of water through water recycling and re-treatment. In the last 12 months our water usage has decreased by 7 per cent across our four mills.

At Maryvale, the M5 paper machine has been specifically designed to recycle and reuse water up to 12 times in the production process and the machine is one of the most efficient users of water in the worldwide paper industry.

We operate at levels well under our current license limits and this will remain the case following the upgrade of our Maryvale pulp capacity even after increasing the total tonnes of pulp manufactured.



35% RECYCLED

Energy

A variety of energy sources, including renewable energy from hydro or wind power and electricity produced from fossil fuels, are used across our mills. We continually seek to maximise our on site power generation capabilities using power recovered from our own manufacturing processes. At Maryvale, 60 per cent of the power supply is produced on site using waste material including wood waste/biomaterial and our Tasmanian mills use hydroelectric and wind farm power for 92 per cent of their energy requirements.

At our Maryvale Mill we have reduced our energy use from fossil fuels per tonne of paper produced by 46 per cent over a 10-year period and a further 1 per cent improvement across our four mills over the past 12 months.

Emissions

Australian Paper has strict parameters and continuous monitoring for all major emissions into the atmosphere. At all times our mills seek to maintain their operations within their licence limits and are working towards reducing and eliminating emission sources. Since 1999, Maryvale Mill has reduced odour emissions by 60 per cent as a result of continual improvement of our operating procedures. Over the past 12 months carbon dioxide emissions were reduced by 6 per cent across our four mills.

Energy Use From Fossil Fuels
(GJ/tonne of paper as %)



11.8
01 02 03 04 05

Water Consumption
(Water m³/tonne)



40.2
01 02 03 04 05

Emissions
(CO_2 emissions/tonne of paper as %)



1.6
01 02 03 04 05

Each of our four mill sites has a site-specific environmental management system (EMS) with the processes and procedures to control activity and enable compliance with legal requirements. Over 30 Australian Standards and 11 Codes of Practice covering environmental issues relating to the manufacture of paper are addressed within each EMS.

In addition, all sites operate under detailed environmental licences issued by State or Federal Government environmental protection agencies and the EMS is consistent with the International Standard ISO14001 for Environmental Management. Performance against the EMS is assessed by external auditors undertaken by SAI Global and Det Norske Veritas (DNV), recognised world leaders in environmental auditing.

Environs

During the year Australian Paper launched an environmental programme called Environs, outlining its ongoing commitment to continuous improvement in the manufacture of quality paper products. The sales and marketing team visited customers, merchants and end users to discuss evolving environmental issues and brief them about the environmental credentials of Australian Paper's products. For further information please visit *www.australianpaper.com.au*.

Maryvale Pulp Mill Upgrade

At the end of August 2005, the PaperlinX Board approved the upgrade of the pulp capacity at Maryvale Mill and the installation of a new 210,000 tonne elemental chlorine free (ECF) bleach plant. This project is due to be completed by 2008 and will provide benefits on several levels: economic, social and environmental.

Economic Benefits

On an economic level, this plant will help Australian Paper improve returns, while producing a significant economic dividend for Australia. It will add value in Australia to a resource that is otherwise exported and will reduce Australia's pulp and paper balance of payments deficit.

Social Benefits

On a social level, Maryvale Mill is a major employer and contributor to the regional economy of Gippsland. This upgrade will help underpin the long-term position of this key employer and is expected to generate 200 new full time jobs in the region.

Environmental Benefits

Environmentally, this mill will have significant positive impacts. ECF pulping removes chlorine from the bleaching process and the new bleaching plant will achieve world-class environmental performance. The overall environmental impacts of the site will reduce, with improvements in air, land and water management.

This $192 million investment plus capitalised interest of $11 million is a key element in moving Maryvale forward. Additional fibre requirements will ultimately be met by plantations. In the case of softwood plantations we will immediately be able to supply the additional 200,000m^3 of fibre needed. In the case of hardwood, the additional 200,000m^3 will initially come from diverting woodchips currently being exported. These are by-products of the harvest of saw logs for the local sawmilling industry out of sustainably managed, state owned forests. New hardwood plantations will be established in the region by a third party to supply this fibre by 2017.

Furthermore, as part of this development, Australian Paper is committed to using eight to 10 Ml/day of 100 per cent recycled water from the local water authority once its new water recycling facility becomes operational. Use of this recycled water would be a direct substitute for fresh water input to the mill.

Glossary

CO_2	Carbon dioxide is the main greenhouse gas that results from burning petrol, coal, oil and natural gas.
Coated paper	Paper with a uniform application of a coating to provide maximum smoothness and ink holdout in the printing process. The coating (a mix of clay or carbonates and latex) is applied in separate coaters or in the paper machine.
Corporate sustainability	A business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments and maintaining global competitiveness and brand reputation.
Fibre	The raw material for the manufacture of paper is cellulose fibre which can be obtained from trees and recovered paper.
Fine paper	Both coated and uncoated woodfree (white) papers used for writing, printing and other graphic purposes.
Forest Stewardship Council (FSC)	An international organisation promoting responsible forest management. FSC has developed principles for forest management which may be used for certifying the management of forest holdings, and a system of tracing, verifying and labelling timber and wood products which originate from FSC certified forests.
Furnish	The specific mixture of raw materials, including pulp and chemicals, that is used to manufacture a particular grade of paper.
FTSE4Good	Created by the independent financial index company FTSE Group, FTSE4Good is a financial index series that is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards. Companies in the FTSE4Good Index Series are doing more to manage their social, ethical and environmental impacts, and are better positioned to capitalise on the benefits of responsible business practice.
Global Reporting Initiative (GRI)	The GRI is an independent institution that has produced voluntary guidelines for use by organisations for reporting on the economic, environmental, and social dimensions of their activities, products and services.
ISO 14001	A voluntary independently certified international standard for environmental management systems used, developed and maintained by the International Organisation for Standardisation.
Kraft linerboard	This board is used in the manufacture of cardboard boxes and is engineered to withstand varying atmospheric conditions such as extreme heat, humidity or the freezing temperatures of a coolroom.
Landfill	A disposal point for society's waste. They may be old excavations such as quarries or newly constructed sites.
Old growth forest	Forest that is ecologically mature and has been subjected to very little, if any, unnatural disturbance such as timber harvesting, roading and clearing or natural disturbance such as bush fire.
Operating company	A business owned by PaperlinX.
Paper merchant	A distributor of paper that buys large quantities of paper, board and stock from different mills from around the world and stores them in warehouses until they are required by customers. The stock is then broken down into smaller quantities to meet customer requirements.
Plantation	A forest stand established by the planting of trees of either native or exotic species, selected for their wood producing properties and managed intensely for timber production.
Pulp	The raw material used for paper production. It can be softwood or hardwood and depending on the process used may be chemical, mechanical and bleached or unbleached.
Regrowth forest	A forest that has regrown after an area has been burnt by fire or harvested for timber.
Recycled fibre	Paper and board that has been collected for re-use as raw fibre material in paper and board manufacture.
Sack kraft paper	A high strength paper used in the manufacture of multiwall paper sacks to hold products such as cement, minerals, flour, milk powder and potatoes.
Sawmilling residue	Reject logs or cuttings from the harvesting of timber for use by sawmills.
Sustainable development	Development that meets the needs of the present without compromising the ability of future generations to meet their own needs.
Woodfree paper	Paper manufactured entirely from chemically pulped wood, (e.g. kraft pulps) as distinct from papers incorporating mechanically pulped wood or groundwood. Usually applied to fine papers.

Directors of PaperlinX

PaperlinX currently has a Board of eight Directors.



D E (David) Meiklejohn
BCom, Dip Ed, FCPA, FAIM, FAICD
(Chairman) Age 63

Appointed a Director and Chairman in December 1999. An experienced company director with a solid financial background and over 30 years' experience in paper manufacturing and distribution businesses. Currently a Director of ANZ Banking Group Limited (from October 2004) and Coca-Cola Amatil Limited (from February 2005).

Previous roles include: Chief Financial Officer of Amcor Limited and a Director of Amcor Limited; Chairman of SPC Ardmona Limited; Deputy Chairman of GasNet Australia Limited; and a Director of OneSteel Limited and WMC Resources Limited.

Chairman of the Nomination & Governance Committee and a member of the Audit Committee, the Remuneration & HR Committee and the Safety & Environment Committee.

T P (Tom) Park
(Managing Director) Age 57

Appointed Managing Director and Chief Executive Officer of PaperlinX Limited in February 2004. Broad business experience in Australia, Asia, North America and Europe.

Previous roles include: Managing Director and Chief Executive Officer of Goodman Fielder Limited, Chief Executive Officer of Southcorp Limited and a Director of the National Australia Bank and the Business Council of Australia.





D G (Darryl) Abotomey
BCom, FCPA, MAICD
(Chief Financial Officer) Age 49

Appointed Chief Financial Officer of PaperlinX Limited in April 2000 and an Executive Director in March 2001. Joined the Amcor Group in 1979 and held various senior management positions in Australia and the US including Group General Manager, Commercial and Trading – Amcor Printing & Packaging Group, Regional General Manager – Amcor Fibre Packaging and Chief Financial Officer – Sunclipse Inc. USA.

A F (Andrew) Guy
LLB, MBA, FAICD
(Non-executive Director) Age 57

Appointed a Director in March 2001. Experienced commercial lawyer and former director of Spicers Paper Limited. Currently a Director of Djerriwarrh Investments Limited (from December 1989), Aviva Australia Holdings Limited (from June 2003), Australian Institute of Company Directors (from September 2001) and Anglicare Victoria (from August 1997). A former managing partner in the law firm Arthur Robinson & Hedderwicks.

Chairman of the Safety & Environment Committee and a member of the Remuneration & HR Committee.





B J (Barry) Jackson
BCom (Hons), MAICD
(Non-executive Director) Age 60

Appointed a Director in February 2000. Over 30 years' experience in manufacturing and industrial marketing in Australian and international markets. Currently a Director of Alesco Corporation Ltd (from November 2001), CSR Limited (from April 2003), Equity Trustees Limited (from September 2002) and St Vincent's Institute of Medical Research in Melbourne (from February 2002). A former Managing Director of Pacifica Group Limited.

Chairman of the Remuneration & HR Committee and a member of the Audit Committee and the Nomination & Governance Committee.

N L (Nora) Scheinkestel
LLB (Hons) PhD, FAICD
(Non-executive Director) Age 45

Appointed a Director in February 2000. An experienced company director with a background in international project and structured financing. An Associate Professor at the Melbourne Business School. Currently Chairman of South East Water (from July 2002) and a Director of Newcrest Mining Limited (from August 2000), AMP Limited and AMP Capital Group (from September 2003) and Mayne Group Ltd (from July 2005).

Chairman of the Audit Committee and a member of the Nomination & Governance Committee and the Safety & Environment Committee.





D A (David) Walsh
LLB, MAICD
(Non-executive Director) Age 65

Appointed a Director in July 2000. Experienced company director with a wide background in corporate and commercial law, including in relation to the paper industry. Currently Chairman of Templeton Global Growth Fund Ltd (from August 1998) and a Director of Macquarie Infrastructure Investment Management Limited (which is the responsible entity of Macquarie Infrastructure Trust) (from March 2004) and Heide Museum of Modern Art (from May 1997). Previous roles include: a Director of Asia Pacific Specialty Chemicals Limited and a former partner in the law firm, Mallesons Stephen Jaques.

Member of the Audit Committee and the Nomination & Governance Committee.

L J (Lindsay) Yelland
BSc, FAICD, MACS
(Non-executive Director) Age 59

Appointed a Director in February 2000. Extensive experience in the IT industry. Currently Chairman of Argus Solutions Limited (from March 2003) and Ideas International Limited (from November 2000). Previous roles include: Chairman of Legion Interactive Pty Limited; a Group Managing Director of Telstra Corporation; Vice President Asia-Pacific of Data General Corp; and Vice President of Apollo Computer Corporation.

Member of the Remuneration & HR Committee and the Safety & Environment Committee.



Directors' Report

The Directors' Report contains three sections:

1. **Statutory Matters**
2. **Remuneration Report**
3. **Corporate Governance**

Directors

The names of the Directors of PaperlinX Limited in office at any time during or since the end of the financial year are:

D E Meiklejohn	N L Scheinkestel
T P Park	D A Walsh
D G Abotomey	P R Waterworth [1]
A F Guy	L J Yelland
B J Jackson	

[1] *Retired as a Director 29 October 2004.*

Details of the qualifications, experience and special responsibilities of Directors are set out on pages 56 and 57 of this Concise Annual Report.

Principal Activities

The principal activities of the consolidated entity were the distribution and sale of printing, publishing and packaging papers and the manufacture of communication papers and packaging papers. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review and Results of Operations

A review of the operations of the PaperlinX Group during the financial year and the results of those operations is contained in pages 20 to 36 of this Concise Annual Report.

State of Affairs

Significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2005 were as follows:

December 2004	PaperlinX elected to form an Australian tax-consolidated group effective from 1 July 2003. The benefits arising from this are reported in the Financial Report.
February 2005	The Syndicated Global Multicurrency Revolving Financing Facility was increased from US$700 million to US$850 million on improved terms. This provided the Company with increased standby facilities and greater flexibility in managing its debt financings.

Commentary on the overall state of affairs of the economic entity is set out on pages 20 to 36 of this Concise Annual Report.

Environmental Regulation

The consolidated entity is subject to significant environmental regulation in respect of its manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal audits as well as independent external and government agency audits and site inspections. The sustainability report is set out on pages 37 to 55 of this Concise Annual Report.

Matters Subsequent to the End of the Financial Year

Since 30 June 2005 and to the date of this Report no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that has significantly affected or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years;

apart from:

(i) the approval by the Board of projects at the Company's Maryvale paper mill to replace the bleach plant and upgrade the pulping facilities at a cost of $192 million plus capitalised interest of $11 million, and undertake essential concurrent works at a cost of $18.2 million per annum for three years; and

(ii) the impacts of adopting Australian equivalents to International Financial Reporting Standards which are set out in detail in Note 9 of the Notes to the Financial Statements contained in this Concise Annual Report.

Future Developments/Outlook

Certain likely developments in the operations of the consolidated entity known at the date of this Report have been covered in the Chairman's Report on page 12 and generally within this Concise Annual Report. In the opinion of the Directors any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Interests of Directors in Contracts or Proposed Contracts with the Company

As mentioned in the Remuneration Report non-executive Directors of PaperlinX Limited have entered into agreements with the Company for the payment of retiring allowances on retirement as a Director. In addition, Directors of PaperlinX Limited have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on pages 56 and 57 of this Concise Annual Report.

Dividends

Dividends paid or declared by the Company since the end of the previous financial year were:

Type	Cents per share	Total amount $million	Date of payment	Tax rate for franking credits	Franked %
In respect of the 2003/2004 financial year:					
Final – fully paid shares	14	62.4	Sep 04	30%	Nil
In respect of the 2004/2005 financial year:					
Interim – fully paid shares	13.5	60.0	Apr 05	30%	Nil
Final – fully paid shares	12	53.5	Sep 05	30%	Nil

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year are:

Directors as at 30 June 2005	Board of Directors A	Board of Directors B	Audit Committee A	Audit Committee B	Nomination & Governance Committee A	Nomination & Governance Committee B	Remuneration & HR Committee A	Remuneration & HR Committee B	Safety & Environment Committee A	Safety & Environment Committee B
D E Meiklejohn	9	9	5	5	3	3	4	4	4	4
T P Park	9	9								
D G Abotomey	9	9								
A F Guy	9	9					4	4	4	4
B J Jackson	9	9	4	4	3	3	4	4		
N L Scheinkestel	9	9	5	5	3	3			4	4
D A Walsh	9	9	5	5	3	3				
L J Yelland	9	9	1	1			4	4	4	4

A – Number of meetings held during the time the Director held office during the year.
B – Number of meetings attended.

Directors' Interests

The relevant interest of each Director in the share capital of the Company is as follows:

	Fully paid ordinary shares	Options over ordinary shares [1]	Performance options [2]	Shares subject to share plans [3]
D E Meiklejohn	47,612			
T P Park	40,000		300,000	600,000
D G Abotomey	63,456	235,000	150,000	105,000
A F Guy	52,848			
B J Jackson	26,315			
N L Scheinkestel	36,360			
D A Walsh	20,898			
L J Yelland	19,304			

(1) *Issued prior to being appointed a Director.*
(2) *These were approved at the 2004 AGM and represent contingent interests in the maximum number of options over shares to which executive Directors may become entitled under the Company's performance options plan.*
(3) *These represent contingent interests in the maximum number of shares to which executive Directors may become entitled under the Company's senior management share plan.*

Indemnities and Insurance

The Company has agreements with each of the Directors of the Company in office at the date of this Report, and certain present and former Officers of the Company, indemnifying those Officers against liabilities to any person other than the Company or a related body corporate that may arise from their acting as Officers of the Company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contracts.

The Company has not agreed to indemnify its auditors against any liabilities, nor are the Company's auditors included in the Company's Directors' and Officers' liability insurance.

Non-audit Services

In addition to the statutory audit work during the year, the Company's auditors, KPMG, have provided certain non-audit services, including:

- taxation compliance services (which included $130,000 in relation to research and development) totalling $156,000;
- other assurance services (principally pension fund audits), amounting to $46,000; and
- other services (principally overseas entities' local statutory accounts preparation), amounting to $19,000.

The Company has strict corporate governance criteria relating to the engagement of the auditor for non-audit services. The Directors have reviewed the nature of the non-audit services being provided as well as their cost and believe the provision of the services does not impair the integrity and objectivity of the auditors or their independence. In the current year, the Company has also engaged the services of other accounting firms to perform a variety of non-audit assignments.

The Directors are satisfied that the provision of those non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act and has not compromised the independence of the auditors as statutory auditor of the Company.

Rounding

The Company is the kind referred to in the ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in this Concise Annual Report and Directors' Report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Remuneration Report 2005

1. Introduction

This Remuneration Report has been prepared for shareholders by Directors to explain the processes and policies underlying the determination of Board and executive remuneration. The Report forms part of the Directors' Statutory Report for the year ended 30 June 2005.

The roles of the Nomination & Governance Committee and the Remuneration & Human Resources Committee in relation to Board and executive remuneration are explained in the Directors' Corporate Governance Report on pages 68 and 69.

2. Executive Remuneration

2.1 Remuneration Policy and Principles

The policy of the Company is to design its remuneration practices so that they are sufficiently competitive to attract and retain the quality of staff that it seeks and also to encourage long-term commitment and superior performance from its employees. Rewards are linked to the achievement of business strategies and goals, and to increasing shareholder value.

The key principles upon which this remuneration policy is based include:

- All elements of remuneration will be set at appropriate levels in relation to market practice for comparable roles.
- Payment of incentive-based rewards will be dependent upon achieving demanding performance hurdles consistent with shareholder interests.
- Reward outcomes will be determined having regard to the performance of both the Company and individual executives.

2.2 Remuneration Structure

Remuneration for PaperlinX's executives consists of two main elements:

1. Total Fixed Remuneration (TFR) – which includes all fixed costs such as base salary, car, health/life insurance, and superannuation.
2. Variable Pay, which comprises the short-term incentive (STI) (i.e. the annual cash incentive plan) and the long-term incentive (LTI) (i.e. share and options-based incentive plans).

The mix between fixed and variable pay for disclosed executives for the past year is shown below.

2.3 Remuneration Strategic Positioning

The Board aims to position executive Total Fixed Remuneration at the median of the relevant market, but to provide higher levels of at risk (or 'variable') remuneration through the short-term incentive (STI) and the long-term incentive (LTI) plans, so that total remuneration will only be above average if the Company performs well. Further information on the STI and LTI plans is provided below.

The TFR for direct reports to the Managing Director is reviewed annually by the Remuneration & Human Resources Committee on the basis of recommendations from the Managing Director and remuneration information provided by an independent consultant for similar roles in relevant local and international businesses.

The TFR for the Managing Director is reviewed annually by the Nomination & Governance Committee based on advice from an independent consultant.

3. Performance-Reward Link

3.1 Short-term Incentive

The short-term incentive plan can provide executives with annual cash bonuses up to 40 per cent of TFR if financial and individual performance targets are met and a maximum payment of up to 70 per cent of TFR on the achievement of exceptional performance. For some executives, base salary is used for calculations.

The short-term incentive plan for the Managing Director provides for an annual cash bonus of up to 50 per cent of TFR if performance criteria determined by the Board are met. If these criteria are significantly exceeded, a maximum annual cash bonus of 100 per cent of TFR can be paid.

	% of total target remuneration (annualised)			
	Fixed remuneration	Performance-based remuneration		
	TFR	STI at target	LTI (performance rights) at maximum	LTI (performance options) at maximum
T P Park	44%	22%	30%	4%
D G Abotomey	53%	21%	22%	4%
R J Breen	53%	21%	22%	4%
C B Creighton	52%	21%	23%	4%
E de Voogd	54%	22%	20%	4%
M J Fothergill	57%	17%	22%	4%
D M Goldthorp	54%	21%	21%	4%
T Heine-Geldern	58%	17%	21%	4%
R F O'Brien	53%	21%	22%	4%

Group or divisional financial targets represent up to 60 per cent of the maximum payment. For 2004/05, the financial measures selected by the Board as the best indicators of PaperlinX's annual financial performance were profit before interest and tax (PBIT) and/or net profit after tax (NPAT) and return on average funds employed (ROAFE).

Individual targets represent the remaining portion of the potential payment, and can be a combination of financial targets, people management, health and safety performance, environmental targets, implementation of business and strategic plans and effective leadership and management.

For 2004/05, the maximum STI opportunity and amount forgone for each of the disclosed executives is shown below.

3.2 Long-term Incentives

The vesting/allocation of performance shares/rights and performance options is dependent on the performance criteria set out below being met. These performance criteria are the same as those approved by shareholders at the Company's Annual General Meeting in October 2004 for the Managing Director and Chief Financial Officer.

The long-term incentive programme for the top 23 senior executives in PaperlinX worldwide is now comprised of performance rights plus performance options to provide enhanced incentives for them to improve the share price and shareholder value in the medium term. The plans are subject to performance hurdles and will only deliver rewards to executives if shareholders have also gained significantly. Performance rights comprise the majority of the entitlements and are supplemented by a relatively modest number of performance options.

No amount is payable on the grant of the performance options. The exercise price for the performance options will be the volume weighted average price for PaperlinX ordinary shares on the Australian Stock Exchange (ASX) over the 30-day period prior to 30 June at the commencement of the relevant performance period.

Performance rights and performance options will be forgone to the extent that the performance criteria are not met at the end of the relevant performance period.

The shares relating to the performance rights are purchased on-market, as required, and held in trust for distribution to participants if the performance criteria are satisfied.

Executive	Maximum potential STI opportunity (% of TFR)	% of maximum possible STI payment forgone
T P Park	100%	75.0%
D G Abotomey	70%	65.7%
R J Breen	70%	65.7%
C B Creighton	70%	43.0%
E de Voogd	70%	68.6%
M J Fothergill	70% (1)	54.3%
D M Goldthorp	70%	64.3%
T Heine-Geldern	70% (1)	65.7%
R F O'Brien	70%	61.4%

(1) *STI calculated as percentage of base salary.*

Performance Measures and Hurdles

The LTI performance hurdles used by PaperlinX are relative total shareholder return ('TSR'), and earnings per share ('EPS') growth. Each hurdle applies to 50 per cent of the grant to each executive.

Relative Total Shareholder Return

The Board considers relative TSR to be a suitable LTI performance measure because executives will only be able to exercise performance shares/rights and performance options subject to this test if shareholders have received returns on their investments in PaperlinX that compare favourably with those that could have been obtained in other S&P/ASX 200 companies. Under this criterion the 'total shareholder return' of PaperlinX is measured relative to the total shareholder return of all stocks which have been included in the S&P/ASX 200 for the whole of the measurement period ('Comparators').

Both PaperlinX's TSR and the Comparators' TSRs will be based on ASX share price movements plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the market price prevailing on the date the shares begin trading 'ex' the relevant dividend.

If PaperlinX does not perform in the top 50 per cent of the Comparator group, executives do not receive any benefit (i.e. performance shares/rights or performance options) in respect of this criterion. PaperlinX needs to perform in the top 20 per cent for executives to obtain the maximum benefit. Pro-rata arrangements apply for a ranking between these two points.

Earnings per Share Growth

Earnings per share growth has been selected as a LTI performance measure because it is a fundamental indicator of the Company's financial performance. For executives to obtain the maximum benefit under this criterion, earnings per share growth over three years must equal or exceed the aggregate growth in the Consumer Price Index over the three years plus 5 per cent. No benefit accrues if the earnings per share growth over the period is 50 per cent or less of the aggregate growth in CPI plus 5 per cent. Pro-rata arrangements apply for performances between the 50 per cent and 100 per cent results.

3.3 Senior Management Long-term Incentive Plans

Details of grants of performance shares/rights and performance options that can be earned by executives under the LTI plans, subject *to the achievement of the TSR and EPS performance criteria mentioned above, are as follows:*

Maximum Potential Entitlement

	Performance Shares		Performance Rights		Performance Options [3]
Name	For period 1/7/02 – 30/6/05 [1]	For period 1/7/03–30/6/06	For period 1/7/04–30/6/06	For period 1/7/04–30/6/07	For period 1/7/04 –30/6/07
T P Park		600,000 [2]		90,215	90,280
D G Abotomey		105,000	27,680	62,680	41,790
R J Breen	60,000		35,530	35,530	23,690
C B Creighton	60,000		51,280	51,280	34,190
E de Voogd		93,333	20,270	55,270	36,850
M J Fothergill	60,000		49,210	49,210	32,810
D M Goldthorp		105,000	14,990	49,990	33,330
T Heine-Geldern				44,270	79,510 [4]
R F O'Brien		105,000	6,280	41,280	27,520

[1] *No entitlement has been earned based on performance for this period and the entitlement has lapsed.*
[2] *For the period 1/2/04 to 30/1/07 to coincide with Mr Park's commencement date of 1/2/04.*
[3] *Performance options issued at an exercise price of $4.85; allocation date 30/11/04; exercisable, subject to satisfaction of performance conditions, after measurement period ending 30/6/07; expiry date 30/11/14.*
[4] *Includes 50,000 performance options for the period 1/7/03 to 30/6/06 issued at an exercise price of $4.55; allocation date 23/1/04; exercisable, subject to satisfaction of performance conditions, after measurement period ending 30/6/06; expiry date 23/1/14.*

3.4 Senior Management Option Plan

In addition to the above, the Company has issued options to certain executives over a specified number of shares at fixed exercise prices as set out below:

	Number	Exercise price $	Date of grant	When exercisable	Expiry date
Executive Directors					
D G Abotomey [1]	200,000	$3.13	14/4/00	14/4/03	14/4/10
	35,000	$3.32	20/11/00	20/11/03	20/11/10
P R Waterworth [1][2]	200,000	$3.50	19/4/01	19/4/04	31/1/06
Executives					
R J Breen	50,000	$3.50	19/4/01	19/4/04	19/4/11
	8,300	$4.12	13/9/01	13/9/04	13/9/11
	8,000	$5.13	20/9/02	20/9/05	20/9/12
C B Creighton	50,000	$3.50	19/4/01	19/4/04	19/4/11
	8,300	$4.12	13/9/01	13/9/04	13/9/11
	8,000	$5.13	20/9/02	20/9/05	20/9/12
E de Voogd	150,000	$4.64	25/11/03	25/11/06	25/11/13
M J Fothergill	50,000	$5.13	20/9/02	20/9/05	20/9/12
D M Goldthorp	150,000	$3.13	14/4/00	14/4/03	14/4/10
	25,000	$3.32	20/11/00	20/11/03	20/11/10
R F O'Brien	150,000	$4.76	18/6/03	18/6/06	18/6/13

[1] *Options issued prior to being appointed Directors.*
[2] *Retired as a Director 29 October 2004.*

The exercise price of the options was calculated based on an average price of PaperlinX shares in the relevant period prior to being granted. Each option entitles the holder to purchase one fully paid ordinary share in the Company at the exercise price. Options cannot be exercised for three years from the date of being granted, except on termination of employment. Options do not entitle the holder to participate in any dividends or share issues of the Company.

In the year ended 30 June 2005, some options became exercisable by the executive Directors or executives referred to above; however, no options were exercised by them during or since the end of the financial year up to the date of this Report.

Options outstanding at 30 June 2005 have been independently valued, as at the grant date, in the range of $0.33 to $0.92. The total value of options outstanding at the date of this Report based on those valuations was $1,907,542. These values have been determined using an appropriate valuation model incorporating assumptions in relation to the following: the life of the option; the vesting period; the volatility in the share price; the dividend yield and the risk-free interest rate.

At the date of this Report, unissued ordinary shares of the Company under option were:

When exercisable	Exercise price	Number of shares
Three years after grant or	$3.13	475,000
within 30 days of termination	$3.32	217,500
of employment of holder	$3.50	610,000
	$4.12	259,100
	$4.18	65,000
	$5.13	196,000
	$4.76	150,000
	$4.64	150,000
	$4.85	613,090
Total		2,735,690

During the financial year, the Company issued ordinary shares as a result of the exercise of options on cessation of the holding restrictions and termination of employment as follows:

Number of shares	Amount paid on each share
27,500	$3.32
55,000	$3.50
23,100	$4.12

There were no amounts unpaid on the shares issued.

4. Relationship Between Executive Remuneration and PaperlinX Performance (Unaudited)

The PaperlinX variable remuneration plans provide incentives for executives and also ensure that total annual remuneration is related to the extent to which performance hurdles under the STI and LTI plans are satisfied. The profit before interest and tax, net profit after tax and return on average funds employed performance measures used in the STI plan and the earnings per share growth and relative total shareholder return performance measures used in the LTI plan provide a strong link between executive remuneration and PaperlinX earnings and shareholder wealth.

The following table shows the relationship between PaperlinX NPAT and ROAFE performance and the average percentage bonus paid in relation to those measures under the STI plan in each of the past five years (based on payments made to five executives employed for the full year in which performance was measured).

Year	NPAT ($m)	Average percentage of fixed remuneration paid in relation to NPAT performance	ROAFE	Average percentage of fixed remuneration paid in relation to ROAFE performance
2004–05	$91.5[1]	0%	6.4%	0%
2003–04	$108.5	0%	7.5%	0%
2002–03	$132.1	3.1%	12.3%	6.5%
2001–02	$123.0	14.7%	12.6%	8.4%
2000–01	$105.6	25.0%	11.8%	10%

[1] *Excluding the Australian Tax Consolidation gain.*

The following table shows the relationship between PaperlinX's earnings per share growth performance and relative total shareholder return ranking and the value of performance shares/rights and performance options that have vested or become exercisable in relation to these performance measures as a percentage of fixed remuneration in each of the past five years.

Year	EPS growth (% of target)	Value of shares, PRs and options vested or exercisable, in relation to EPS performance, as percentage of fixed remuneration	TSR ranking (percentile)	Value of shares, PRs and options vested or exercisable, in relation to TSR performance, as percentage of fixed remuneration
2004–05	<50%	0%	<50th	0%
2003–04	<50%	0%	50th	15.1%
2002–03	<50%	0%	50th	1.2%
2001–02	100%	9.5%	62nd	11%
2000–01		Not applicable		Not applicable

The variation in rewards, from year to year, results from the earlier plans having different performance and design conditions depending on the level of manager. Effective 1 July 2004 all plans are the same in design and have the same performance conditions as the plan approved for the Managing Director by shareholders at the 2004 Annual General Meeting.

5. Service Agreement Provisions

PaperlinX has entered into service agreements with all of its executives, none of which are for fixed terms. Details of the periods of notice required to terminate the contract and the termination payments provided under each contract are outlined below. This reflects the differences in the practices of businesses acquired around the globe and conditions which were in place prior to the acquisitions. Payment in lieu of notice is calculated using the executive's TFR or notional base salary. In addition to the specified termination payments, on termination all executives are entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

The Company may terminate the employment of any of the disclosed executives summarily without notice or payment in lieu if the executive is found guilty of serious misconduct, becomes of unsound mind, becomes insolvent or is declared bankrupt.

Executive	Company notice payment period	Executive notice
T P Park	12 months	3 months
D M Goldthorp		1 month
R F O'Brien		1 month
D G Abotomey	12 months for variation of contract/termination or 3 weeks per year of service for redundancy	1 month
R J Breen C B Creighton	12 months up to 25 years' service; 15 months if 25 up to 30 years' service; 18 months if 30 up to 35 years' service; 24 months if 35+ years' service	3 months
E de Voogd	6 months	3 months
T Heine-Geldern		6 months
M J Fothergill	18 months	6 months

6. Non-executive Director Remuneration

6.1 Policy on non-executive Director Remuneration

The Directors' aggregate fees are within the $750,000 cap previously approved by shareholders.

The remuneration of individual non-executive Directors is approved by the Board as a whole on the recommendation of the Nomination & Governance Committee, and having regard to the principles that the remuneration should:

- Be competitive with other listed Australian companies to attract and retain suitably qualified and experienced non-executive Directors.
- Reflect the complexity of the PaperlinX Group arising from its international operations.
- Provide additional remuneration for the responsibilities of specific non-executive Directors in chairing the Board and its committees.

Non-executive Directors do not receive any performance-based remuneration.

It is a policy of the Board that each non-executive Director increases their shareholding in the Company progressively so that their holding is at least equal in value to one year's fees. Details of shareholdings are included in the Directors' Report on page 59.

6.2 Non-executive Director Fees

The current base fee per annum for non-executive Directors is $92,000 for a Director and $265,000 for the Chairman of the Board. In addition, the Chairman of the Audit Committee and the Chairman of the Remuneration & Human Resources Committee each receive an extra fee of $10,000 per annum. The Chairman of the Safety & Environment Committee receives an extra fee of $5,000 per annum.

6.3 Non-executive Director Retirement Allowance

All current non-executive Directors have entered into agreements with the Company whereby retiring allowances are paid upon retirement or death. This retirement benefit, which includes superannuation entitlements, is based on the average annual emoluments of the relevant Director over the three years preceding retirement. After five years of service, the retiring allowance is three times the average annual emoluments and would rise proportionately to a maximum of six times average annual emoluments after 15 years of service. As the expected maximum term for non-executive Directors is 11 years, the actual entitlements will be calculated based on the actual term of office.

This retirement allowance will be retained for existing Directors but it will not be extended to any new Directors. When new Directors are appointed, advice will be sought on the appropriate fees payable to them taking account of the fact that those new Directors will not be entitled to retirement benefits.

The accumulated accrued amount of retiring allowances for non-executive Directors has been fully expensed to profit over the past five years.

7. Directors' and Senior Executives' Emoluments – 2004/05

Details of the nature and amount of each element of the emoluments of each Director and senior executive of the Company are set out below:

	Base remuneration Salary and fees $	Discretionary share purchase $	Short-term incentives $	Non-cash benefits $	Superannuation contribution $	Equity plans [3] $	Payout of accrued annual and long service leave $	Directors' retiring allowances annual accrual excluding superannuation [4] $	Total $	Accumulated retiring allowances excluding superannuation $
Directors										
D E Meiklejohn										
2005	265,000				24,840			117,778	407,618	692,763
2004	255,000				23,940			162,633	441,573	574,986
T P Park										
2005	1,528,000		386,250	32,608		122,500			2,069,358	
2004[1]	622,767		722,087	2,233		223,500			1,570,587	
D G Abotomey										
2005	622,369		186,362	55,065	99,579	17,150			980,525	
2004	544,577		300,729	96,009	89,890	95,474			1,126,679	
A F Guy										
2005	87,300	9,700			8,730			58,607	164,337	199,103
2004	90,333				8,130			50,328	148,791	140,495
B J Jackson										
2005	102,000				9,180			56,583	167,763	262,409
2004	98,667				8,880			63,796	171,343	205,826
N L Scheinkestel										
2005	102,000				9,180			52,007	163,187	260,425
2004	98,667				8,880			61,178	168,725	208,419
D A Walsh										
2005	92,000				8,280			56,292	156,572	221,654
2004	88,667				7,980			51,512	148,159	165,362
L J Yelland										
2005	64,400	27,600			8,280			48,025	148,305	233,258
2004	88,667				7,980			53,113	149,760	185,233
Former Director										
P R Waterworth										
2005[2]	530,711		34,000	100,876			503,507		1,169,094	
2004	559,750		245,554	78,928		139,870			1,024,102	
Total										
2005	**3,393,780**	**37,300**	**606,612**	**188,549**	**168,069**	**139,650**	**503,507**	**389,292**	**5,426,759**	**1,869,612**
2004	**2,447,095**	**0**	**1,268,370**	**177,170**	**155,680**	**458,844**	**0**	**442,560**	**4,949,719**	**1,480,321**

[1] Commenced employment and appointed as a Director 1 February 2004.

[2] Retired as a Director 29 October 2004.

[3] The value of shares included as remuneration in the tables represents the proportion of the value of the maximum potential number of shares per annum to which each executive may become entitled under the Company's long-term incentive plans as set out above, which is calculated based on an estimate of the probability of the performance criteria being achieved.

The value of options is calculated using an appropriate valuation model and allocated evenly over the vesting period.

[4] Accrued but not paid until retirement.

	Base remuneration (salary and fees) $	Short-term incentives $	Non-cash benefits $	Other income $	Super-annuation contribution $	Equity plans[3] $	Total $
Company executives (excluding Directors)							
R J Breen							
2005	350,266	105,428	38,358		38,529	2,140	534,721
2004	331,485	85,199	49,711		46,408	68,147	580,950
C B Creighton							
2005	467,143	207,359	31,589		13,901	2,140	722,132
2004	481,518	107,012	39,458		16,372	68,147	712,507
E de Voogd							
2005	542,915	171,461	48,564	193,130	184,628	42,149	1,182,847
2004[5]	338,811	174,911	45,410		85,057	77,162	721,351
M J Fothergill							
2005	466,394	151,044	37,082	172,375	107,115	10,667	944,677
2004	439,444	183,862	50,917		110,414	64,307	848,944
D M Goldthorp							
2005	505,187	167,066	30,071		79,815	17,150	799,289
2004	463,928	254,307	29,674		69,850	95,016	912,775
T Heine-Geldern							
2005	421,735	103,201	11,461	144,943	151,437	900	833,677
R F O'Brien							
2005	410,097	134,570	80,453		45,111	42,150	712,381
2004	371,946	178,274	53,209		40,914	118,870	763,213
Total							
2005	**3,163,737**	**1,040,129**	**277,578**	**510,448**	**620,536**	**117,296**	**5,729,724**
2004	**2,427,132**	**983,565**	**268,379**	**0**	**369,015**	**491,649**	**4,539,740**

[5] Commenced employment with PaperlinX Group on 1 November 2003.

Corporate Governance

PaperlinX supports and is committed to the principles of best practice in corporate governance, applied in a manner that is appropriate to the Company's particular circumstances.

The Board has established a framework of processes and guidelines for the governance of the Company which includes policies and monitoring procedures, internal control systems, a business risk management programme and standards for ensuring lawful and ethical conduct.

The Board regularly reviews the content and application of the governance framework, the composition and performance of the Board and the membership and operation of the committees of the Board with a view to achieving the highest standards of Board performance and corporate governance.

PaperlinX considers that its corporate governance practices substantially comply with the ASX Corporate Governance Council's best practice recommendations.

PaperlinX's Guidelines for Board Operation and Management are posted on the Company's website along with other information about the Company's corporate governance practices.

Role of the Board and Management

Management and control of the business and affairs of the Company is vested in the Board under the Company's Constitution. In particular, the Board has the overall responsibility for the conduct and governance of the Company including its strategic direction, the review of the strategic plans established by the management team and the monitoring of performance targets.

The Board does not itself manage the business of the Company. Within the scope of the governance framework established by the Board, management is delegated to the Managing Director and it is his responsibility to manage the business, subject to the oversight and supervision of the Board.

However, the Managing Director and his management team are at all times answerable to the Board and ultimate responsibility for the conduct of the Company and its business and affairs rests with the Board.

Responsibilities of the Board

The Board, inter alia:

- oversees the management of the Company;
- reviews and approves management's plans for conducting and developing the Company's business;
- ensures that management obtains the Board's approval to any material changes to plans which have been submitted to, and approved by, the Board;
- places limits on the extent to which management can commit resources or dispose of assets or raise funds without specific approval;
- receives and considers monthly reports from the Chief Financial Officer covering financial performance against budget and reasons for material variations and trends;
- regularly receives and considers reports from the Managing Director and other executives covering all material aspects of the Company's business and operations, including key areas of risk and importance;
- ensures that it is kept well informed of progress and events which might significantly affect the Company; and
- monitors the performance of senior members of management on whom it relies for the proper management of the Company's business and its key components.

Matters that are reserved to the Board and are not within the authority delegated to the Managing Director include:

(a) Appointment and remuneration of, and delegation of authority to, the Managing Director and general approval of policies relating to any sub-delegation by him.

(b) All matters relating to the issue of securities of the Company.

(c) Adoption of annual business plans and budgets and approval of longer-term strategic plans for the Company and all business units.

(d) Acquisition and disposal of major capital items.

(e) Major external borrowings and commitments as agreed with the Chief Financial Officer.

(f) Major guarantees of third parties and subsidiaries.

(g) Approval of all accounts, Directors' Reports and financial statements for release to shareholders and the Stock Exchange.

(h) Approval of the Annual Report and any other significant report or release to the Stock Exchange or shareholders. Any press releases which relate to price sensitive information require approval by the Chairman who will liaise with the Board as necessary.

(i) Declaration of dividends and bonuses.

(j) Approval of appointment of the Company Secretary and the most senior executives who report directly to the Managing Director and approval of the term of appointment and remuneration of those executives.

(k) Approval, oversight and review of:
- audit functions and their performance including the appointment of internal and external auditors;
- control and corporate governance functions and their performance; and
- human resources and remuneration policies and performance.

(l) Approval, oversight and review of the Company's Risk Management framework, including:
- environmental protection policies and performance; and
- workplace and public safety policies and performance.

(m) Approving any major donations proposed by the Managing Director.

Operation of the Board

The Company has a majority of independent non-executive Directors. The Chairman is an independent non-executive Director.

Currently there are eight Directors – six non-executive Directors and two executive Directors. All of the non-executive Directors are independent (in accordance with the definition in the ASX Good Corporate Governance Recommendations) and have no business or other relationships which could compromise their independence. If a potential conflict of interest should arise, the Director concerned is required to inform the Chairman and Board accordingly and, if appropriate, leave the Board meeting while the matter is considered. Directors keep the Board advised of any interests that could potentially conflict with those of the Company. The Board assesses the independence of Directors on an annual basis and as changes in Directors' interests occur.

Other than the Managing Director, all Directors are subject to re-election by rotation every three years and non-executive Directors are only expected to serve on the Company's Board for terms of up to 11 years. Directors' appointment and election/re-election dates are as follows:

Director	Date appointed to Board	Last AGM at which elected
Mr D E Meiklejohn	07/12/1999	2004
Mr T P Park	01/02/2004	2004
Mr D G Abotomey	02/03/2001	2003
Mr A F Guy	02/03/2001	2003
Mr B J Jackson	16/02/2000	2002
Dr N L Scheinkestel	16/02/2000	2004
Mr D A Walsh	27/07/2000	2002
Mr L J Yelland	16/02/2000	2002

For the purposes of proper performance of their duties, after consultation with the Chairman, all Directors have the right to seek independent professional advice at the Company's expense.

The Board conducts formal annual reviews of the internal guidelines relating to corporate governance, Board membership and operation and committee structures. This process ensures that PaperlinX's Board procedures are continually reviewed and the highest standards of Board performance are maintained.

The Board includes a mix of Directors with a range of skills, experience and expertise to promote Board effectiveness.

At the date of this Report, there are no vacant positions on the Board. Were a vacancy to exist or if it were considered that the Board would benefit from the services of a new Director, the Nomination & Governance Committee would seek to identify the qualities and competencies required to enable the Board to fulfil its responsibilities and recommend candidates with the appropriate expertise and experience.

The performance of the Board, its committees and individual Directors, and key executives is evaluated annually. A review of the performance of individual non-executive Directors, including the Chairman, is conducted annually. Non-executive Directors meet regularly without management present.

Non-executive Directors are paid fixed fees that are not dependent upon the Company's performance. Details of Directors' and executives' remuneration, including in relation to share and option plans and policies relating thereto, are covered in detail in the Remuneration Report section of the Directors' Report.

The Company has entered into formal Deeds of Appointment with each of the Directors. These Deeds of Appointment have been approved by the Board and set out the key terms and conditions of the Director's appointment and detail the Company's corporate expectations of them. Under the Deeds:

- Non-executive Directors must retire at the Board meeting following their 70th birthday.
- Non-executive Directors are entitled to certain retirement benefits, approved by shareholders, which accrue annually. The Board has determined that any new non-executive Directors will not be entitled to retirement benefits. More information regarding these retirement benefits is contained in the Remuneration Report section of the Directors' Report.

The skills, qualifications and experience of the Directors of the Company in office at the date of this statement are set out in this Concise Annual Report on pages 56 and 57.

Company Secretary

All Directors have access to the Company Secretary. The Company Secretary, who is also the Company's General Counsel, assists the Board with advice on compliance, corporate governance and related matters.

The Company's current Company Secretary is:

R F (Richard) Hobson, LLB, BA, MBA.

Richard joined the Company in July 2000 and is responsible for all legal and Company secretarial matters. Richard is a member of the Victorian Executive of Australian Corporate Lawyers Association. Former roles include company secretarial positions with ANL Limited and Coles Myer Finance Limited; corporate counsel at CRA Limited; and solicitor with Blake Dawson Waldron and with Hedderwick Fookes & Alston.

In addition to the principal Company Secretary, the Company has two alternate secretaries who are able to act in that capacity when the Company Secretary is absent. These are Darryl Abotomey, Chief Financial Officer of PaperlinX, whose biographical details are set out on page 56 of this Concise Annual Report and Peter Essex whose biographical details are as follows:

P W (Peter) Essex, BCom, FCPA

Peter was appointed a Company Secretary of PaperlinX Limited in 1999. He joined the Amcor Group in 1980 and has held various management positions in Amcor and PaperlinX.

Board Committees

To assist in the execution of its responsibilities, the Board has established the following committees:

- Nomination & Governance;
- Remuneration & Human Resources;
- Audit; and
- Safety & Environment.

All Committees have written Charters which are set out in full on the Company's website (*www.paperlinx.com*). The committees operate principally in a review or advisory capacity, except in cases where powers are expressly conferred on or delegated to a committee by the Board. Each committee reports to the meeting of the full Board following a Committee Meeting.

Details of the number of Committee Meetings and the attendance record of members in the year ended 30 June 2005 are set out in the Directors' Report on page 59.

Nomination & Governance Committee

The current members of the Nomination & Governance Committee are all non-executive Directors:

- D E Meiklejohn, Chairman
- B J Jackson

- N L Scheinkestel
- D A Walsh

The Nomination & Governance Committee's primary responsibilities are to make recommendations to, and assist, the Board in connection with the appointment and performance of Directors, corporate governance, the appointment and remuneration arrangements of the Managing Director, and related matters.

The Committee keeps all aspects of corporate governance under review, including reviewing compliance with the ASX Corporate Governance Guidelines.

Audit Committee

The current members of the Audit Committee are all non-executive Directors:

- N L Scheinkestel, Chairman
- B J Jackson
- D E Meiklejohn
- D A Walsh

The Committee comprises members of diverse backgrounds who are financially literate and who bring appropriate expertise and skills to the Committee's deliberations.

The Managing Director, Chief Financial Officer, relevant senior staff and the internal and external auditors are invited to Audit Committee meetings at the discretion of the Committee.

The Audit Committee consists of four independent non-executive Directors with an independent Chairman, who is not Chairman of the Board.

The Audit Committee's primary responsibilities are to make recommendations to, and assist, the Board in relation to:

- financial reporting, including adequacy of disclosures and application of accounting policies;
- the external audit;
- maintenance of an effective framework of business risk management including compliance, internal controls and the internal audit; and
- the insurance programme.

The Audit Committee is responsible for the procedures for appointing the external auditor and rotating external audit engagement partners. The external audit engagement partner and review partner are rotated each five years.

The Audit Committee annually reviews the independence of the external auditor and obtains confirmation from the auditor that, in its professional judgment, it is independent.

As a matter of general policy, the auditor is not engaged for non-statutory audit services. In special circumstances, the auditor may provide non-audit services, which do not derogate from the auditor's independence. Various authority levels for non-audit work undertaken by the Company's auditors have been established by the PaperlinX Board. Depending upon the estimated cost of the non-audit work, this must be approved: for the lowest estimated cost range, by the Chief Financial Officer; above that range, in conjunction with the Chairman of the Audit Committee; and in the case of the maximum estimated cost range, by the full Board.

The Audit Committee monitors the integrity and implementation of the Company's internal compliance and control systems.

These include a comprehensive quarterly compliance reporting system, an operational risk management programme and an internal audit function.

The auditor attends the Company's AGM and is available to answer questions about the conduct of the audit and the preparation and content of the Auditor's Report.

Remuneration & Human Resources Committee

The current members of the Remuneration & Human Resources Committee are:

- B J Jackson, Chairman
- A F Guy
- D E Meiklejohn
- L J Yelland

The Remuneration & Human Resources Committee's primary responsibilities are to make recommendations to, and advise, the Board in relation to human resources and remuneration policies and practices for the Company.

Remuneration levels are set competitively to attract suitably qualified and experienced senior Executives. The Remuneration & Human Resources Committee also considers independent advice on appropriate remuneration packages.

The Company provides all necessary disclosure in relation to its remuneration policies to enable investors to understand the link between remuneration paid to key executives and corporate performance. These policies are summarised in the Remuneration Report section of the Directors' Report on page 60.

The Committee's role also includes responsibility for share option plans, incentive performance packages and succession planning, including reviewing recruitment, retention and termination policies.

Safety & Environment Committee

The current members of the Safety & Environment Committee are:

- A F Guy, Chairman
- D E Meiklejohn
- N L Scheinkestel
- L J Yelland

The Safety & Environment Committee's primary responsibilities are to make recommendations to, and advise, the Board in relation to safety (including occupational health and well being) and environment matters generally.

Safety and environmental audits are conducted by safety and environment managers within the PaperlinX Group as part of the PaperlinX Operations Management System which supports the various external safety and environment certifications.

Key issues arising from safety and environmental audits are presented to the Safety & Environment Committee on a quarterly basis.

Risk Oversight and Management

PaperlinX has a comprehensive risk oversight and management regime that involves a comprehensive analysis of the material risks to the business of the Company worldwide and operates at various levels underpinned by specific systems and procedures.

As part of this programme, material risks are identified and assessed, together with the procedures and other actions for controlling and mitigating them.

The responsibility for monitoring specific areas of compliance has been delegated to committees of the Board and these responsibilities are set out in the individual charters for each Committee. The Audit Committee has responsibility for and oversees the implementation of the organisation risk assessment programme which is formally reviewed twice yearly.

The risk oversight and management policies and procedures are updated, where necessary, and reviewed by the relevant Board Committee at least annually. Copies of policies are made available internally via the Company intranet and in hard copies at every site.

In addition, every business has operational manuals, procedures and training that are designed to ensure safe operations at all levels in compliance with the law.

Monitoring of implementation and compliance with risk oversight and management policies is conducted through:

- regular internal management reporting;
- reporting at Board and Board Committee Meetings by relevant managers;
- site visits by the Board and senior management;
- internal and external audits; and
- training.

The effectiveness of the risk oversight and management regime is the subject of the annual certifications by the Managing Director and Chief Financial Officer. The Company commissions audits by experts in relation to environmental liabilities, safety processes and procedures, and other specific risk areas as required.

Group Internal Audit

The Group internal audit function provides further assurance in relation to the Company's internal controls, risk management and integrity of financial reporting.

Group internal audit has unrestricted access to review all aspects of the Company's worldwide operations. Group internal audit uses the organisation risk assessment programme in planning the annual internal audit plan.

Group internal audit also reviews, and prepares post-completion reports in relation to major investments undertaken by the Company.

Oversight of the Group internal audit function is performed by the Audit Committee, which receives regular reports from Group internal audit on its work and reviews in detail reports which have been rated as deficient.

Ethical and Responsible Decision Making

The Board recognises the need for the highest standards of ethical conduct by all Directors and employees. The Board has adopted a Board code of ethics which sets out the fundamental ethical values to guide, and be observed by, Directors in their participation as members of the Board and its committees.

The Company has a set of core operating principles and has also established ethical values and professional standards of behaviour for all officers and employees in the conduct of the Company's affairs. These are set out in employee handbooks and Company policies, which are distributed to all business units to ensure employees are familiar with their contents. The core operating principles are posted on the Company website.

The Company has numerous policies designed to prevent fraud and illegal practices and encourages and protects persons who report suspected fraud or illegal activities. The Reporting Improper Conduct (Whistleblower) policy is posted on the Company website.

Trading in Company Securities by Directors, Officers and Employees

It is a policy of the Board that each non-executive Director increase their shareholding interest in the Company progressively so that their holding is at least equivalent in value to one year's fees. Under the Company's Constitution, each Director must hold a minimum of 1,000 shares in PaperlinX Limited. Directors' relevant interests in PaperlinX shares at the date of this Report are shown on page 59.

The Board has established policies to be observed by Directors and senior managers in relation to buying and selling and dealing in the Company's shares.

The overriding principle is that Directors and senior managers cannot deal in the Company's shares at any time when they are aware of price sensitive information that is not public. Subject to that overriding principle, Directors and senior managers will ordinarily be permitted to deal in the Company's shares:

- in the period between 48 hours after release of the Company's annual results to the Australian Stock Exchange (ASX) and 14 days after the Annual General Meeting;
- in the period between 48 hours after release of the Company's half yearly results to the Australian Stock Exchange and 14 days thereafter; and
- to participate in offers or entitlements made available to shareholders generally, subject to compliance with relevant Australian Stock Exchange Listing Rules.

However, as mentioned, Directors and senior management are prohibited from dealing in Company shares at any time where they are aware of price sensitive information that has not been made public.

Disclosure Policies

The Company has established policies and procedures designed to guide compliance with ASX Listing Rule disclosure requirements, and to ensure accountability at a senior management level for that compliance.

The Continuous Disclosure policy sets out vetting and authorisation processes designed to ensure any relevant information requiring disclosure to the market:

- is made in a timely manner;
- is factual;
- does not omit material information; and
- is expressed in a clear and objective manner.

Senior managers of the Company are aware of the need to advise the ASX of any information that may have a material effect on the price or value of PaperlinX's securities.

The Managing Director and Chief Financial Officer together with the Executive General Manager, Corporate Affairs and the Company Secretary and General Counsel continuously review all information of which they become aware for the purposes of ASX Listing Rule 3.1. The Continuous Disclosure policy is posted on the Company website.

Chief Executive Officer and Chief Financial Officer Certification

The Managing Director and the Chief Financial Officer provide written confirmation to the Board that:

- the Company's financial reports present a true and fair view of the Company's financial condition and operational results in accordance with relevant accounting standards;
- that statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Rights of Shareholders and Communications Strategy

The Company is committed to promoting open and effective communication with its shareholders.

The Board aims to ensure that shareholders and the investment market generally are informed in a timely manner of all major developments affecting the Company's business and affairs.

The Company's Concise Annual Report is distributed to all shareholders (except any who specifically request not to receive it). The Concise Annual Report includes relevant information about the operations of the Company during the year as well as a concise annual report for the year together with all disclosures required by the Corporations Act. A copy of the Company's full financial report and Auditor's Report will be sent to shareholders, free of charge, upon request.

The Company also produces a half yearly financial report summarising the financial information and review of the operations of the Company during each half year. The half yearly financial report is prepared in accordance with the applicable accounting standards and Corporations Act requirements and is lodged with the Australian Securities and Investments Commission and the ASX.

At the Annual General Meeting, the Chairman addresses the meeting on the results for the financial year under report and other relevant issues, including developments during the period since the end of that financial year.

Shareholders are encouraged to attend annual general meetings and to submit written questions in advance of the meeting where ample opportunities are given for questions and answers.

The external auditor attends the Annual General Meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditor's Report.

The Company maintains a website at *www.paperlinx.com*.

The website is used to complement the official release of material information to the Australian Stock Exchange.

The Company's annual and interim result announcements together with all other relevant announcements made to the market are posted to the website as soon as practically possible. The website also contains other relevant material including:

- the Chairman's address at the Annual General Meeting;
- material that is posted to the website as recommended in the ASX Good Corporate Governance Recommendations;
- a dedicated Investor Relations section; and
- biographies of the Board and senior management.

Other Stakeholders

The Board and management seek to recognise the legitimate interests of all stakeholders including shareholders, employees, suppliers, customers and the wider community and are committed to policies and practices which require and guide compliance with legal and other obligations. More information on the Company's sustainability policies and processes are set out in the Sustainability Report included on pages 37 to 55 of this Concise Annual Report. Further information about the Company's corporate values, policies and systems of internal compliance and control are set out on the Company's website.

Signed in Melbourne this 24th day of August 2005.

David Meiklejohn
Chairman

Tom Park
Managing Director

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the Directors of PaperlinX Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2005 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Ron Douglas
Partner

Melbourne
24 August 2005

Financial Position

Debt

In February 2005 PaperlinX increased the size of its multi-currency bank debt facility from US$700 million to US$850 million to ensure adequate financial flexibility and to take advantage of competitive interest rates.

PaperlinX has an appropriate mix of long, medium and short-term debt.

PaperlinX is in a strong financial position with key financial indicators at 30 June 2005 of:

- gearing:
  - net debt to net debt plus equity of 32.5 per cent
  - net debt to equity of 48.2 per cent
- interest cover of 2.7 times;
- funds employed are $2,686 million; and
- stockholders equity is $1,812 million.

All of the ratios leave considerable headroom to the Group's debt covenants.

Cash Flow and Working Capital

For the year to 30 June 2005, PaperlinX had a strong operating cash flow of $273 million, including the combination of operating earnings, non-cash depreciation and amortisation of $123 million and the benefit of reduced working capital.

Minimising working capital and achieving a strong cash flow continues to be a key management focus. The Group's working capital to sales ratio reduced to 16.3 per cent from 18.6 per cent in the prior year. All businesses improved their working capital to sales ratios and the Group's working capital efficiency measures for debtors, inventory and creditors all improved on the prior year.

Capital Expenditure

Capital expenditure for the year was $86 million (excluding acquisitions) being 84 per cent of depreciation. Over the last five years, PaperlinX's capital expenditure has represented 83 per cent of depreciation expense for the period, which is below the target for capital expenditure to be approximately equal to depreciation expense. PaperlinX's capital expenditure has been below depreciation expense while a number of strategic projects have been considered.

In October 2004 a small acquisition was completed in Denmark at a cost of A$13 million, which has been successfully integrated into our pre-existing Danish business.

As a result of a strategic review of the Australian Paper business and taking steps to improve profitability, the PaperlinX Board on 24 August 2005 approved capital expenditure of $192 million plus capitalised interest of $11 million to replace the bleach plant and upgrade pulping at Maryvale Mill. Additionally, miscellaneous ancillary capital projects costing an average of $18 million per year over three years have been approved as they will be carried out concurrently with the pulping capital works, thus achieving the most cost-efficient outcome. The project will be funded over the next three years from operating cash flow and existing credit facilities.

Funding

At 30 June 2005, PaperlinX had net debt of $874 million (prior year $1,033 million), represented by:

– Interest bearing liabilities	$1,303 million
– Cash assets	$429 million
• Net debt	$874 million

PaperlinX's policy on interest rate risk management is to monitor and, where appropriate, hedge the Company's exposure to movements in interest via a combination of interest rate swaps and fixed rate issuances.

Offshore debt is managed to minimise the translation impact on the Company's Australian balance sheet while optimising the returns to the Company.

PaperlinX actively reviews funding options to achieve the lowest possible cost of funds.

Australian Tax Consolidation

PaperlinX Limited has elected to form a tax-consolidation group in Australia effective from 1 July 2003. Under the Australian Tax Consolidation ('ATC') rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the asset. This required restatement of the deferred tax balances with a consequential tax benefit of $77 million being recorded in the statement of financial performance in accordance with UIG52 – Income Tax Accounting under the Tax Consolidation System.

AIFRS

For reporting periods beginning on or after 1 January 2005, the PaperlinX Group must comply with Australian equivalents to International Financial Reporting Standards ('AIFRS') as issued by the Australian Accounting Standards Board.

The adoption of AIFRS does not have any effect on the strategy and business management of the Group.

A detailed note on the impact of the adoption of AIFRS on the PaperlinX Group is included in the Financial Report.

Concise Annual Report of PaperlinX Limited

As at 30 June 2005

Contents

The financial statements and other specific disclosures have been derived from PaperlinX Limited and its Controlled Entities ('consolidated entity') Full Financial Report for the financial year. Other information included in the Concise Annual Report is consistent with the consolidated entity's Full Financial Report.

The Concise Annual Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.

A copy of the consolidated entity's 2005 Full Financial Report, including the Independent Auditors' Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2005 Full Financial Report can be requested by telephone (Australia: 1800 232 867), overseas: 61 3 9415 4000) and by internet at *www.paperlinx.com*.

Statement of Financial Performance

For the year ended 30 June

	Note	Consolidated 2005 $m	2004 $m
Revenue from ordinary activities		7,600.0	6,263.3
Expenses from ordinary activities		(7,408.5)	(6,068.0)
Borrowing costs		(75.1)	(54.1)
Profit from ordinary activities before income tax		116.4	141.2
Income tax benefit/(expense)	2	52.2	(32.5)
Profit from ordinary activities after income tax expense		168.6	108.7
Net profit attributable to outside equity interests		(0.1)	(0.2)
Net profit attributable to members of PaperlinX Limited	6	168.5	108.5
Non-owner transaction changes in equity			
Net exchange differences on translation of overseas controlled entities		(46.8)	27.5
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		(46.8)	27.5
Total changes in equity from non-owner related transactions attributable to the members of PaperlinX Limited		121.7	136.0
Basic earnings per share (cents)		37.8	24.7
Diluted earnings per share (cents)		37.6	24.5

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 77 and the notes 1 to 10 to the financial statements, as attached.

Statement of Financial Position

As at 30 June

	Note	Consolidated 2005 $m	2004 $m
CURRENT ASSETS			
Cash assets		429.1	448.6
Receivables		1,438.7	1,670.2
Inventories		816.0	880.8
Total current assets		2,683.8	2,999.6
NON-CURRENT ASSETS			
Receivables		8.4	11.9
Other financial assets		13.3	20.2
Property, plant and equipment		1,298.2	1,343.4
Intangible assets		332.2	364.4
Deferred tax assets		47.6	40.6
Total non-current assets		1,699.7	1,780.5
TOTAL ASSETS		4,383.5	4,780.1
CURRENT LIABILITIES			
Payables		1,040.9	1,153.5
Interest bearing liabilities		266.6	81.7
Current tax liabilities		3.8	16.1
Provisions		79.2	89.8
Total current liabilities		1,390.5	1,341.1
NON-CURRENT LIABILITIES			
Payables		0.1	0.8
Interest bearing liabilities		1,036.0	1,400.0
Deferred tax liabilities		93.0	171.6
Provisions		51.5	53.3
Total non-current liabilities		1,180.6	1,625.7
TOTAL LIABILITIES		2,571.1	2,966.8
NET ASSETS		1,812.4	1,813.3
EQUITY			
Contributed equity	4	1,694.2	1,693.8
Reserves	5	(63.8)	(18.7)
Retained profits	6	181.1	137.0
Total parent entity interest		1,811.5	1,812.1
Outside equity interests in controlled entities		0.9	1.2
TOTAL EQUITY		1,812.4	1,813.3

The statement of financial position is to be read in conjunction with the discussion and analysis on page 77 and the notes 1 to 10 to the financial statements, as attached.

Statement of Cash Flows

For the year ended 30 June

	Consolidated 2005 $m	Consolidated 2004 $m
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	7,641.6	6,164.5
Payments to suppliers and employees	(7,271.8)	(5,713.2)
Dividends received	0.3	0.3
Interest received	4.4	3.1
Interest paid	(74.3)	(43.4)
Income taxes paid	(36.9)	(22.7)
Other income received	10.1	14.1
Net cash from operating activities	273.4	402.7
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans (advanced to)/repaid by other persons	0.9	1.2
Acquisition of:		
• Controlled entities and assets *(net of cash and bank overdraft acquired)*	(44.6)	(1,122.7)
• Property, plant and equipment	(86.3)	(54.7)
Proceeds on disposal of:		
• Property, plant and equipment	29.5	14.9
Net cash used in investing activities	(100.5)	(1,161.3)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(122.3)	(122.2)
Proceeds from issue of shares	0.4	151.0
Share issue expenses	–	(1.9)
Loans (repaid to)/received from other persons	(3.1)	(0.6)
Proceeds from borrowings	669.2	2,212.4
Repayment of borrowings	(711.3)	(1,464.3)
Principal lease repayments	(0.1)	(0.2)
Net cash from/(used in) financing activities	(167.2)	774.2
Net increase/(decrease) in cash held	5.7	15.6
Cash at the beginning of the year	445.0	452.0
Exchange rate changes on translation of foreign currency cash flows and cash balances	(22.9)	(22.6)
Cash at the end of the year	427.8	445.0

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 77 and the notes 1 to 10 to the financial statements, as attached.

This discussion and analysis is provided to assist readers in understanding the concise annual report of PaperlinX Limited. The concise annual report has been derived from the 2005 full financial report.

Statement of Financial Performance

The consolidated profit after tax was $168.5 million, which includes a $77 million once only benefit arising from the Company's election to enter the Australian Tax Consolidation ('ATC') regime. Excluding the ATC benefit, profit after tax was $91.5 million, compared to the prior year of $108.5 million, down 16 per cent.

Profit before interest and tax ('PBIT') of $184.9 million was down 3 per cent on the prior year due to the substantially lower earnings contributed by the Australian Paper manufacturing business, offset partially by the increased earnings from the paper merchanting business. Almost 90 per cent of PBIT was contributed by the merchanting business (prior year 70 per cent) and 10 per cent from Australian Paper (30 per cent prior year).

Earnings from the paper merchanting business were $185.8 million, up 26 per cent from the prior year's $147.5 million. This is the first full year of including the former Buhrmann Paper Merchanting Division ('BPMD'), acquired on 1 November 2003. The increased PBIT was achieved through synergy benefits, profit improvement projects and good cost control, as well as the additional four months of the BPMD acquisition.

During the year a small merchanting business was acquired in Denmark and consolidated into our existing Danish business; the business in Sweden was sold; restructures were undertaken in France, Ireland and Portugal; centralisation to one warehouse in Melbourne, Australia and cost initiatives implemented in most other businesses.

The major negative impact on PaperlinX in the year was the reduced profitability of the Australian Paper business where PBIT reduced to $22.3 million from $66.4 million in the prior year. Sales volumes were maintained overall, however, sales volumes in Australasia were down 5 per cent or 36,000 tonnes and export tonnes increased 22 per cent or 39,000 tonnes. The profit per tonne from export sales is significantly lower than for sales in Australasia, hence the increase in export sales in lieu of Australasian sales had a negative impact on profitability.

Average selling prices in Australasia were down 3 per cent, due to competitive pressures including the effect of the stronger Australian dollar against the United States dollar which has the effect of reducing the cost of imported paper and hence lowering Australian selling prices.

Paper manufacturing has incurred a range of cost increases that have not been capable of being recovered in higher selling prices or fully offset through improved efficiencies, including labour, transport and distribution – higher oil costs, imported pulp and raw materials. In addition, production performance/efficiency on the Maryvale 4 paper machine deteriorated, negatively impacting profit, particularly due to new machine guarding that was installed on the machine. Steps were taken to lift Maryvale 4's performance, resulting in a substantially improved efficiency in July 2005.

Corporate and Other was a net cost of $23.2 million, similar to the prior year net cost of $24.2 million. Corporate costs were at a similar level to the prior year. Corporate also includes the Stationery and Envelope business which continues to trade profitably.

Net interest increased to $68.5 million from $48.5 million in the prior year due to the full year effect of the BPMD acquisition.

A tax credit of $77 million is included in the year due to PaperlinX Limited electing to form a tax consolidation group in Australia effective 1 July 2003. Under the Australian Tax Consolidation ('ATC') rules, PaperlinX has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This required restatement of the deferred tax balances and has a consequential tax benefit of $77 million.

The Operating Income Tax Expense (excluding the ATC benefit) reduced to 21 per cent of profit before tax, from 23 per cent in the prior year, reflecting the lower earnings and business mix.

The net profit after tax translated into basic earnings per share of 37.8 cents. Excluding the ATC benefit and before goodwill amortisation, earnings per share were 25.0 cents.

International Financial Reporting Standards ('AIFRS')

For reporting periods beginning on or after 1 January 2005, the PaperlinX Group must comply with Australian equivalents to International Financial Reporting Standards ('AIFRS') as issued by the Australian Accounting Standards Board.

The adoption of AIFRS does not have any effect on the strategy and business management of the Group.

A detailed note on the impact of the adoption of AIFRS on the PaperlinX group is included in Note 9.

Statement of Financial Position

At 30 June 2005, total assets were $4,384 million. The Group's gearing, measured as net debt to net debt plus equity, was 32.5 per cent which is substantially stronger than the group's target range of 40 per cent to 50 per cent. Net debt at June 2005 was $874 million, prior year $1,033 million.

In February 2005 PaperlinX increased the size of its multi-currency bank debt facility from US$700 million to US$850 million.

The Group's working capital to sales ratio reduced to 16.3 per cent from 18.6 per cent in the prior year. All businesses improved their working capital to sales ratios and the Group's working capital efficiency measures for debtors, inventory and creditors all improved on the prior year. Working capital at June 2005 was $1,234 million with the prior year being $1,417 million. Working capital is translated to Australian currency from the various local currencies, and accordingly part of the reduction arises from currency translation.

As detailed in the statement of financial performance, PaperlinX's entering into ATC resulted in a restatement of the deferred tax liabilities down by $77 million.

Statement of Cash Flows

For the year to 30 June 2005, PaperlinX had a strong operating cash flow of $273 million, including the combination of operating earnings, non cash depreciation and amortisation of $123 million and the achievement of reduced working capital. Prior year cash flow was $403 million. The major differences from the prior year were the reduction in profit after tax before ATC of $17 million and the reduction in working capital, which in 2005 was a reduction of $69 million compared to a reduction in the prior year of $160 million (adjusted for currency movements).

Capital expenditure of $86 million was 84 per cent of depreciation.

Cash payments for controlled entities of $45 million included the deferred payment for the acquisition of The Paper Company of $21 million; an acquisition in October 2004 in Denmark at a cost of $13 million; and costs associated with the BPMD acquisition of $10 million.

Proceeds on disposal of property, plant and equipment relate mainly to the sale of property in Victoria, Australia.

During the year net borrowings were reduced by $159 million, to $874 million, from $1,033 in the prior year.

In the 2004 year PaperlinX acquired BPMD and hence there is significant cash flow impact in that year.

Note 1. Accounting Policies

(1) Basis of preparation of concise annual report

The concise annual report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 (Concise Financial Reports) and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise annual report is consistent with the consolidated entity's full financial report. The concise annual report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

(2) Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 (Income Taxes) whereby the taxation benefits or liabilities, which arise due to differences between the time when items are taken up in the consolidated entity's financial statements and when they are to be taken up for income tax purposes, are shown either as a future income tax benefit or as a deferred income tax liability. The future income tax benefit and deferred income tax liability are taken up at the tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped. The tax benefit of capital losses is not recognised unless realisation is virtually certain.

Capital gains tax, where applicable, is provided for in the period in which an asset is sold.

Tax Consolidation

The Australian Federal Government enacted legislation in 2003 to allow companies comprising a parent entity and Australian wholly-owned subsidiary to elect to consolidate and be treated as a single entity for Australian income tax purposes. PaperlinX Limited is the head entity of the Australian tax-consolidated group.

PaperlinX Limited has elected to form a tax-consolidated group effective from 1 July 2003. Under the consolidation rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has required a restatement of deferred tax balances with a consequential tax benefit of $77.0 million being recorded in the statement of financial performance for the year ended 30 June 2005 in accordance with UIG52 – Income Tax Accounting under the Tax Consolidation System.

The process of entering into the tax consolidation regime included the commissioning of detailed independent valuations of the Australian consolidated group's assets and entities as at 1 July 2003, to determine the impact of any reset tax cost bases.

The tax-consolidated group has entered into a tax funding agreement whereby wholly-owned subsidiaries make contributions to the head entity for:

- Deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and
- Current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

Under the tax funding agreement, the contributions are calculated on a 'stand-alone basis' so that the contributions are equivalent to the tax balances generated by transactions entered into by wholly-owned subsidiaries. The contributions reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

	Consolidated 2005 $m	2004 $m
Note 2. Income tax expense		
Prima facie income tax expense calculated at standard rates of tax on profit from ordinary activities	(34.9)	(42.3)
(Add)/deduct the tax effect of:		
• Tax rebate on dividends from investments	0.1	0.1
• Amortisation of goodwill not allowable	(6.0)	(4.1)
• Amortisation of goodwill allowable	8.7	6.3
• Overseas tax rate differential	(1.2)	0.6
• Research and development incentives	1.5	1.2
• Tax losses not brought to account	5.6	–
• Other	(2.6)	4.4
• Over provision in prior years	4.0	1.3
Individually significant income tax items:		
• Impact of resetting the tax values initially determined on implementation of tax consolidation	77.0	–
Total income tax expense	52.2	(32.5)

The balance of the consolidated franking account as at 30 June 2005 was $3.6 million (2004: $2.2 million). After taking into account the estimated income tax payable/(refund) as at year end, the balance of the franking account is estimated to be $nil (2004: $nil).

The balance of the franking account, as referred to above, is stated at a 30% tax rate.

Under the tax consolidation legislation, a tax-consolidated group is required to keep a single franking account. The amount of franking credits available to shareholders disclosed above as at 30 June 2005 has been measured as those available from the tax-consolidated Group. There is no overall impact on the Group of the change to maintaining a single franking account.

	2005 $m	2004 $m
Note 3. Dividends		
Interim dividend paid:		
• 13.5 cents per share paid on 4 April 2005, nil% franked at a 30% tax rate on fully paid shares	60.2	–
• 13.5 cents per share paid on 7 April 2004, nil% franked at a rate of 30% tax rate on fully paid shares	–	60.2
Final dividend paid:		
• 14 cents per share paid on 30 September 2004, nil% franked at a 30% tax rate on fully paid shares	62.5	–
• 14 cents per share paid on 29 September 2003, 50% franked at a 30% tax rate on fully paid shares	–	62.3
	122.7	122.5

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 28 September 2005 – 12.0 cents per share, unfranked on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2005.

It is expected that the interim dividend in respect of the year ending 30 June 2006 will be unfranked.

	Consolidated 2005 $m	Consolidated 2004 $m
Note 4. Contributed equity		
Issued and paid-up share capital		
446,172,209 ordinary shares	1,694.2	1,693.8
(2004: 446,066,609 ordinary shares)		
Total contributed equity	1,694.2	1,693.8
Movement in ordinary share capital:		
Balance at beginning of year	1,693.8	1,541.3
Nil (2004: 33,150,860) shares issued at $4.46 pursuant to a share purchase plan as part of the funding for the acquisition of the Paper Merchanting Division of the Buhrmann NV Group	–	149.5
Nil (2004: 135,000) shares issued at $3.13 each pursuant to options exercised	–	0.4
27,500 (2004: 37,500) shares issued at $3.32 each pursuant to options exercised	0.1	0.1
55,000 (2004: 50,000) shares issued at $3.50 each pursuant to options exercised	0.2	0.2
23,100 (2004: 18,700) shares issued at $4.12 each pursuant to options exercised	0.1	0.1
Nil (2004: 175,000) shares issued at $4.18 pursuant to options exercised	–	0.7
Nil (2004: 690,560) shares issued at an average price of $2.46 each pursuant to the Employee Share Purchase Plan	–	1.7
Share issue expenses	–	(0.2)
Balance at end of year	1,694.2	1,693.8

	Consolidated 2005 $m	Consolidated 2004 $m
Note 5. Reserves		
Asset revaluation		
Balance at beginning of year	–	8.8
Transfer to retained profits	–	(8.8)
Balance at end of year	–	–
Exchange fluctuation		
Balance at beginning of year	(18.7)	(46.2)
Exchange fluctuation on translation of overseas controlled entities	(46.8)	27.5
Transfer from retained profits, amounts now realised	1.7	–
Balance at end of year	(63.8)	(18.7)
Total reserves	(63.8)	(18.7)

Nature and purpose of reserves

Exchange fluctuation

The exchange fluctuation reserve records the foreign currency differences arising from the translation of the financial statements of foreign controlled entities, which are classified as being financially and operationally independent, and the impact of transactions that hedge the Company's net investment in a foreign operation, net of tax.

	Consolidated	
	2005 $m	2004 $m
Note 6. Retained profits		
Balance at beginning of year	137.0	142.2
Net profit attributable to members of PaperlinX Limited	168.5	108.5
Transfer to exchange fluctuation reserve, amounts now realised	(1.7)	–
Transfer from asset revaluation reserve	–	8.8
Dividends paid	(122.7)	(122.5)
Total retained profits	181.1	137.0

Note 7. Contingent liabilities		
Contingent liabilities arising in respect of:		
Related bodies corporate:		
• Bank guarantees (trade)	5.2	5.4
• Bank guarantees (acquisition)	–	21.3
Total contingent liabilities	5.2	26.7

The bank guarantees (trade), the beneficiaries of which are third parties, are in relation to the importation of products.

The bank guarantees (acquisition) relate to a bank guarantee, the beneficiary of which is Bunzl plc, in relation to the deferred settlement payment for the acquisition of The Paper Company. The bank guarantee of $21.3 million (GBP 8.0 million) on issue at 30 June 2004 expired on 1 July 2004, after the required cash settlement was made.

The loan guarantees of $530.8 million (2004: $577.5 million) relate to the following items:

- $74.0 million (2004: $81.9 million), being USD 56.0 million Senior Unsecured Notes issued by subsidiary companies
- $76.0 million (2004: $76.7 million), being CAD 70.0 million Senior Unsecured Notes issued by subsidiary companies
- $85.9 million (2004: $95.1 million), being USD 65.0 million Senior Unsecured Notes issued by subsidiary companies
- $242.9 million (2004: $269.1 million), being GBP 101.2 million Senior Unsecured Notes issued by subsidiary companies
- $52.0 million (2004: $54.7 million), other working capital facilities

Capital expenditure is incurred annually to enhance environmental performance. There can be no assurance that material new expenditure will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended), which relieved certain wholly-owned Australian subsidiaries from the requirement to prepare audited financial statements, PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified.

Note 8. Segment reporting

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	*Description of operations*
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

	Consolidated					
	Segment result [3] $m	*Segment* sales $m	Segment other revenue $m	Total segment revenue $m	*Segment* assets $m	*Segment* liabilities $m
For the year ended 30 June 2005						
Business segments						
Merchanting and Paper Trading	185.8	7,035.3	4.9	7,040.2	3,048.8	959.9
Communication Papers	12.3	699.8	3.0	702.8	873.2	123.4
Packaging Papers	10.0	242.9	–	242.9	292.2	41.3
Corporate and Other	(23.2)	100.6	2.2	102.8	121.7	47.1
Profit before net interest and income tax	184.9					
Net interest [1]	(68.5)					
Profit before income tax	116.4					
Ordinary income tax expense [1]	(24.8)					
Income tax credit – Australian Tax Consolidation [1]	77.0					
Profit after income tax expense	168.6					
Net profit attributable to outside equity interests	(0.1)					
Inter-segment sales [2]		(504.5)		(504.5)		
Unallocated revenue			15.8	15.8		
Unallocated assets (deferred tax balances)					47.6	
Unallocated liabilities						1,399.4
Total	168.5	7,574.1	25.9	7,600.0	4,383.5	2,571.1

Note 8. Segment reporting (continued)

	Consolidated					
	Segment result[3] $m	Segment sales $m	Segment other revenue $m	Total segment revenue $m	Segment assets $m	Segment liabilities $m
For the year ended 30 June 2004						
Business segments						
Merchanting and Paper Trading	147.5	5,620.4	10.3	5,630.7	3,410.6	1,102.4
Communication Papers	44.8	714.7	2.8	717.5	872.5	109.1
Packaging Papers	21.6	254.2	–	254.2	313.9	39.2
Corporate and Other	(24.2)	100.5	1.0	101.5	142.5	46.7
Profit before net interest and income tax	189.7					
Net interest [1]	(48.5)					
Profit before income tax	141.2					
Income tax expense [1]	(32.5)					
Profit after income tax expense	108.7					
Net profit attributable to outside equity interests	(0.2)					
Inter-segment sales [2]		(478.2)		(478.2)		
Unallocated revenue			37.6	37.6		
Unallocated assets (deferred tax balances)					40.6	
Unallocated liabilities						1,669.4
Total	108.5	6,211.6	51.7	6,263.3	4,780.1	2,966.8

[1] *Interest and income tax expense are not allocated internally to the segments but held centrally.*
[2] *Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.*
[3] *The segment result for the individual business segments is the profit before net interest and income tax.*

Note 9. Impact of adopting Australian equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (AGAAP) applicable for reporting periods ended 30 June 2005.

The PaperlinX Group has established a formal project, monitored by a steering committee, to achieve transition to AIFRS reporting. The first reporting period is the half-year ended 31 December 2005.

The Company's implementation project consists of three phases as described below:

1. Assessment and planning phase

The assessment and planning phase aimed to produce a high level overview of the impacts of conversion to AIFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

This phase included:

- high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS
- assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes
- a review of expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training

The assessment and planning phase was complete as at 30 June 2005.

2. Design phase

The design phase aimed to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS. The design phase incorporated:

- formulating revised accounting policies and procedures for compliance with AIFRS requirements
- identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS
- designing accounting and business processes to support AIFRS reporting obligations
- identifying and planning required changes to financial reporting and business source systems

The design phase was complete as at 30 June 2005.

3. Implementation phase

The implementation phase includes implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It enables the Company to generate the required disclosures of AASB 1 (First-time Adoption of Australian Equivalents to International Financial Reporting Standards) as it progresses through the transition to AIFRS.

The implementation phase was substantially complete as at 30 June 2005.

Impact of transition

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current AGAAP to AIFRS, and the selection and application of AIFRS accounting policies, are based on AIFRS standards that management expect to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company's and consolidated entity's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary. Further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of:

- changes in financial reporting requirements that are relevant to the Company's and consolidated entity's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the 30 June 2005 financial report
- additional guidance on the application of AIFRS in a particular industry or to a particular transaction
- changes to the Company's and consolidated entity's operations

Consequently, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note.

Where the application or interpretation of an accounting standard is currently being debated, the accounting policy adopted reflects management's current assessment of the likely outcome of those deliberations which have been reviewed by the auditors.

The rules for first time adoption of AIFRS are set out in Accounting Standard AASB 1 (First-time Adoption of Australian Equivalents to International Financial Reporting Standards). In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note will include details of the AASB 1 elections adopted.

The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below:

Note 9. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

Notes

(i) Defined benefit plans

Under AGAAP, defined benefit plans are accounted for on a cash basis, with no defined benefit obligation or plan assets recognised in the statement of financial position. The AASB 1 election to recognise in full actuarial gains and losses at transition date through retained earnings is expected to be adopted.

Under AIFRS, the consolidated entity's net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted. The discount rate will be the rate attached to AAA credit rated bonds or the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

The calculated surplus or deficit for each plan will be required to be recognised in the statement of financial position with a corresponding adjustment to retained earnings.

Subsequent to the transition date, the calculated surplus or deficit for each plan will be required to be recognised in the statement of financial performance, except to the extent that it arises in relation to actuarial gains and losses. Actuarial gains and losses that arise subsequent to the transition date will be recognised in the statement of financial position as an adjustment to retained earnings.

At 1 July 2004, the impact on transition is an increase in liabilities of $53.5 million less the applicable tax effect of $16.7 million resulting in a decrease in retained earnings of $36.8 million.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $0.7 million less the applicable tax effect of $0.4 million resulting in a decrease in reported earnings of $0.3 million. The impact in relation to actuarial gains and losses is an increase in liabilities of $35.5 million less the applicable tax effect of $10.4 million resulting in a decrease of retained earnings of $25.1 million.

The cumulative impact as at 30 June 2005 is an increase in liabilities of $89.7 million less the applicable tax effect of $27.3 million resulting in a decrease in retained earnings of $62.2 million. The impact of exchange rates is a decrease in liabilities of $9.6 million and an increase in reserves of $9.6 million.

(ii) Share based payments

Under current AGAAP, no expense is recognised for options issued to employees.

Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be calculated at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be independently calculated using a suitable valuation model (currently either the Monte Carlo simulation or the Black-Scholes model), taking into account the terms and conditions attached to the options. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002. Options granted after 7 November 2002 remaining unvested at 1 January 2004, will be recognised in the opening balance sheet through retained earnings resulting in a nil impact on transition.

At 1 July 2004, there is a $nil impact in retained earnings.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $2.3 million resulting in a decrease in reported earnings of $2.3 million.

The cumulative impact as at 30 June 2005 is a $nil impact in retained earnings.

(iii) Employee Share Plan loans

Under current AGAAP the interest free loans to employees in accordance with the terms of the Employee Share Plan are recorded as an asset and repaid over time via the associated dividend stream.

Under AIFRS, the value of such loans are required to be reclassified against share capital.

At 1 July 2004, the impact on transition is a decrease in non-current assets of $3.4 million and a decrease in contributed equity of $3.4 million.

During the year ended 30 June 2005, the Employee Share Plan loans are reduced either by dividends paid on the shares, so issued, or in certain circumstances in accordance with an agreed schedule of repayments, which does not exceed three years.

The cumulative impact as at 30 June 2005 is a decrease in non-current assets of $2.7 million and a decrease in contributed equity of $2.7 million.

Note 9. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(iv) Shares held in trust

Under current AGAAP, the cost of shares purchased on market, and held in a trust to satisfy the terms and conditions of the Performance Share Plan, is recorded as an asset and amortised over the applicable vesting period.

Under AIFRS, the cost of the shares are recorded as a negative reserve and not amortised to profit.

At 1 July 2004, the impact on transition is an increase in assets of $5.1 million (being the accumulated amortisation as at 30 June 2004) to a total of $10.2 million. The reinstated asset amount is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million and a decrease in reserves of $10.2 million.

The increase in assets of $5.1 million less the applicable tax effect of $1.5 million results in an increase in retained earnings of $3.6 million. The impact of shares allocated to employees is an increase in reserves of $0.5 million and a decrease in retained earnings of $0.5 million.

For the year ended 30 June 2005, the impact is an increase in employee benefit expense of $1.0 million less the applicable tax effect of $0.3 million resulting in a decrease in reported earnings of $0.7 million.

The cumulative impact as at 30 June 2005 is an increase in assets of $4.1 million (being the accumulated amortisation as at 30 June 2005) to a total of $10.2 million. The reinstated asset is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million, offset by a decrease in reserves of $9.7 million and a decrease in retained earnings of $0.5 million.

The cumulative increase in assets of $4.1 million less the applicable tax effect of $1.2 million results in an increase in retained earnings of $2.9 million.

(v) Impairment of non-current assets

Under current AGAAP, the carrying amounts of non-current assets valued on a cost basis, are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

Under AIFRS, the carrying amount of the consolidated entity's non-current assets, excluding investment property, defined benefit assets, deferred tax assets, goodwill and indefinite life intangible assets (brand names) will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

The major differences between AGAAP and AIFRS are as follows:

- the impairment test is performed at a cash generating unit level, and
- the cash flows must be discounted.

Goodwill, which is not amortised under AIFRS and intangible assets (brand names) that have an indefinite useful life are tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not practical to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

A cash generating unit will be the smallest identifiable group of assets that generates independent cash inflows. Each cash-generating unit must be no larger than a segment.

An impairment loss will be recognised in the profit and loss whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount.

Impairment losses recognised in respect of a cash generating unit will be allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts. The discount rate used equates to the consolidated entity's pre tax weighted average cost of capital, applicable to the assets being funded, being 9.5%.

At 1 July 2004, the impact on transition is a decrease in property, plant and equipment of $242.3 million less the applicable tax effect of $72.7 million resulting in a decrease in retained earnings of $169.6 million.

For the year ended 30 June 2005, the impact is a decrease in property, plant and equipment of $16.7 million less the applicable tax effect of $5.0 million resulting in a decrease in reported earnings of $11.7 million.

The cumulative impact as at 30 June 2005 is a decrease in property, plant and equipment of $259.0 million less the applicable tax effect of $77.7 million resulting in a decrease in retained earnings of $181.3 million.

The impairment losses relate wholly to the Australian Paper manufacturing business.

(vi) Income tax

On transition to AIFRS, the statement of financial position method of tax effect accounting will be adopted, rather than the liability method applied currently under AGAAP.

Under the statement of financial position approach, income tax on the profit and loss for the year comprises current and deferred taxes.

The provision for income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

At 1 July 2004, the impact on transition is an increase in deferred tax liabilities of $0.2 million and a decrease in retained earnings of $0.2 million.

For the year ended 30 June 2005, the impact is an increase in deferred tax liabilities of $0.3 million and a decrease in reported earnings of $0.3 million.

The cumulative impact as at 30 June 2005 is an increase in deferred tax liabilities of $0.5 million and a decrease in retained earnings of $0.5 million.

(vii) Non-amortisation of goodwill

Under current AGAAP, as adopted, goodwill is amortised on a straight-line basis over the period which the benefits are expected to arise and not exceed 20 years.

Under AIFRS, amortisation of goodwill is prohibited and will be replaced by annual impairment testing focusing on the cash inflows of the applicable cash generating unit.

For the year ended 30 June 2005, amortisation expense decreases by $20.1 million less the applicable tax effect of $nil million resulting in an increase in reported earnings of $20.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $20.1 million and an increase in retained earnings of $20.1 million.

(viii) Non-depreciation of non-current assets

Under current Australian GAAP, the non-current assets impaired as at 1 July 2004 on transition to AIFRS were depreciated during the year ended 30 June 2005.

Under AIFRS, non-current assets impaired as at 1 July 2004 are not subject to depreciation during the year ended 30 June 2005.

For the year ended 30 June 2005, depreciation expense decreases by $10.2 million less the applicable tax effect of $3.1 million resulting in an increase in reported earnings of $7.1 million.

The cumulative impact as at 30 June 2005 is an increase in property, plant and equipment of $10.2 million less the applicable tax effect of $3.1 million resulting an increase in retained earnings of $7.1 million.

(ix) Disposal of foreign denominated subsidiary

Under current AGAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items and goodwill are translated at historical rates. The statements of financial performance are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS, each entity maintains its books and records in its functional currency. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The statements of financial performance are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve.

There are no expected changes in functional currency for the Company or its subsidiaries.

All foreign operations are translated into Australian dollars using the method described above.

On disposal of a foreign operation, under AIFRS the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of the gain or loss on disposal and recycled through the current year income statement.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in the loss on disposal of subsidiaries of $1.7 million and a decrease in the transfer amount from retained earnings to the exchange fluctuation reserve of $1.7 million.

There is no net impact on the statement of financial position as at 30 June 2005.

(x) Business combinations

Under current AGAAP, post acquisition adjustments to goodwill are permitted to be made in subsequent periods, where appropriate.

Under AIFRS, post acquisition adjustments are only permitted to be made within a 12 month period from the date of the acquisition. As a result, any such adjustments booked to goodwill under AGAAP after 31 October 2004 in relation to the acquisition of the Paper Merchanting Division of Buhrmann NV, will need to be adjusted against reported earnings other than in specific circumstances.

The consolidated entity has not elected to apply Accounting Standard AASB 3 (Business Combinations) retrospectively and hence the impact of the above only affects the AIFRS restated statement of financial position as at 1 July 2005 and the AIFRS restated profit for the year ended 30 June 2005.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in expenses of $8.8 million less the applicable tax effect of $nil million resulting in a decrease in reported earnings of $8.8 million.

The cumulative impact as at 30 June 2005 is a decrease in goodwill of $8.8 million and a decrease in retained earnings of $8.8 million.

(xi) Reclassification of computer software

Under current AGAAP, computer software is generally classified as part of property, plant and equipment in the balance sheet.

Under AIFRS, any computer software that is not integral to the operation of property, plant and equipment is classified as an intangible asset, where it is continued to be amortised on the same basis.

At 1 July 2004, the impact on transition is an increase in intangibles of $70.1 million and a decrease in property, plant and equipment of $70.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $68.6 million and a decrease in property, plant and equipment of $68.6 million.

(xii) Revenue disclosures in relation to the sale of non-current assets

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the current AGAAP treatment under which the gross proceeds from the sale are recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit or loss of this difference is nil.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $11.2 million lower, the consolidated carrying amount of non-current assets sold disclosed as an expense in the statement of financial performance would have been $8.2 million lower and the consolidated other income would have been $3.0 million higher.

(xiii) Reclassification of other income

Under AIFRS, foreign exchange gains are classified as other income. This is in contrast to the current AGAAP treatment under which such items are classified as revenue.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $0.2 million lower and consolidated other income would have been $0.2 million higher.

(xiv) Impact of changes from 1 July 2005

PaperlinX Limited expects to take advantage of the election under AASB 1 to not restate for AASB 132 (Financial Instruments: Disclosure and Presentation) and AASB 139 (Financial Instruments: Recognition and Measurement).

There are no expected adjustments for 1 July 2004 or the financial year ended 30 June 2005 as current AGAAP is expected to continue to apply.

As at 1 July 2005, the expected adjustments to the consolidated entity are as follows:

- Under current AGAAP, not all derivatives were recognised in the statement of financial position. On adoption of AASB 139, all derivatives will be recognised at fair value on the statement of financial position. The effect on the consolidated entity is to record the fair value of the derivatives on the statement of financial position with a corresponding increase in retained earnings of $0.1 million.
- Debt establishment costs which are capitalised and amortised over the term of the borrowing under current AGAAP, will be recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This is expected to result in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

Note 9. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

The following tables set out the expected adjustments to the consolidated entity at transition to AIFRS as at 1 July 2004.

		Consolidated				
1 July 2004	Notes	Contributed equity $m	Reserves $m	Retained profits $m	Outside equity interest $m	Total equity $m
Net assets as at 1 July 2004 under AGAAP		1,693.8	(18.7)	137.0	1.2	1,813.3
• Defined benefit plans	(i)	–	–	(36.8)	–	(36.8)
• Employee Share Plan loans	(iii)	(3.4)	–	–	–	(3.4)
• Shares held in trust	(iv)	–	–	3.6	–	3.6
• Shares held in trust, reclassification as a 'negative' reserve	(iv)	–	(9.7)	(0.5)	–	(10.2)
• Impairment of non-current assets	(v)	–	–	(169.6)	–	(169.6)
• Income tax	(vi)	–	–	(0.2)	–	(0.2)
Net assets as at 1 July 2004 under AIFRS		1,690.4	(28.4)	(66.5)	1.2	1,596.7

		Consolidated		
1 July 2004	Notes	AGAAP $m	Adjustments $m	AIFRS $m
Current assets	(iv)	2,999.6	(3.0)	2,996.6
Non-current assets				
• Property, plant and equipment	(v)(xi)	1,343.4	(312.4)	1,031.0
• Intangible assets	(xi)	364.4	70.1	434.5
• Other	(i)(iv)(iii)	72.7	11.2	83.9
Total non-current assets		1,780.5	(231.1)	1,549.4
Total assets		4,780.1	(234.1)	4,546.0
Current liabilities		1,341.1	–	1,341.1
Non-current liabilities	(i)(iv)(v)(vi)	1,625.7	(17.5)	1,608.2
Total liabilities		2,966.8	(17.5)	2,949.3
Net assets		1,813.3	(216.6)	1,596.7

Note 9. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

The following table sets out the expected adjustments to the consolidated statement of financial performance for the year ended 30 June 2005. No adjustments are expected in relation to PaperlinX Limited.

							Consolidated	
30 June 2005	**Notes**	**Profit from ordinary activities before interest, tax, depreciation and amortisation $m**	**Depreciation and amortisation $m**	**Profit from ordinary activities before net interest and income tax $m**	**Net interest $m**	**Profit from ordinary activities before income tax expense $m**	**Income tax benefit/ (expense) $m**	**Profit from ordinary activities after income tax expense $m**
30 June 2005 (before tax consolidation adjustment)		307.7	(122.8)	184.9	(68.5)	116.4	(24.8)	91.6
Tax consolidation adjustment		–	–	–	–	–	77.0	77.0
30 June 2005 under AGAAP		307.7	(122.8)	184.9	(68.5)	116.4	52.2	168.6
• Defined benefit plans	(i)	(0.7)	–	(0.7)	–	(0.7)	0.4	(0.3)
• Share based payments	(ii)	(2.3)	–	(2.3)	–	(2.3)	–	(2.3)
• Shares held in trust	(iv)	(1.0)	–	(1.0)	–	(1.0)	0.3	(0.7)
• Impairment of non-current assets	(v)	(16.7)	–	(16.7)	–	(16.7)	5.0	(11.7)
• Income tax	(vi)	–	–	–	–	–	(0.3)	(0.3)
• Non-amortisation of goodwill	(vii)	–	20.1	20.1	–	20.1	–	20.1
• Non-depreciation of non-current assets impaired as at 1 July 2004	(viii)	–	10.2	10.2	–	10.2	(3.1)	7.1
• Disposal of foreign denominated subsidiary	(ix)	(1.7)	–	(1.7)	–	(1.7)	–	(1.7)
• Business combinations	(x)	(8.8)	–	(8.8)	–	(8.8)	–	(8.8)
30 June 2005 under AIFRS		276.5	(92.5)	184.0	(68.5)	115.5	54.5	170.0

Note 9. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

The following tables set out the expected adjustments to the consolidated entity upon adoption of AIFRS as at 30 June 2005.

		Consolidated				
30 June 2005	Notes	Contributed equity $m	Reserves $m	Retained profits $m	Outside equity interest $m	Total equity $m
Net assets as at 30 June 2005 under AGAAP		1,694.2	(63.8)	181.1	0.9	1,812.4
• Defined benefit plans	(i)	–	9.6	(62.2)	–	(52.6)
• Share based payments	(ii)	–	–	–	–	–
• Employee Share Plan loans	(iii)	(2.7)	–	–	–	(2.7)
• Shares held in trust	(iv)	–	–	2.4	–	2.4
• Shares held in trust reclassification as a 'negative' reserve	(iv)	–	(9.7)	–	–	(9.7)
• Impairment of non-current assets	(v)	–	–	(181.3)	–	(181.3)
• Income tax	(vi)	–	–	(0.5)	–	(0.5)
• Non-amortisation of goodwill	(vii)	–	–	20.1	–	20.1
• Non-depreciation of non-current assets impaired as at 1 July 2005	(viii)	–	–	7.1	–	7.1
• Disposal of foreign denominated subsidiary	(ix)	–	1.7	(1.7)	–	–
• Business combinations	(x)	–	0.6	(8.8)	–	(8.2)
Net assets as at 30 June 2005 under AIFRS		1,691.5	(61.6)	(43.8)	0.9	1,587.0

		Consolidated		
30 June 2005	Notes	AGAAP $m	Adjustments $m	AIFRS $m
Current assets	(iv)	2,683.8	(4.9)	2,678.9
Non-current assets				
• Property, plant and equipment	(v)(vi)	1,298.2	(320.4)	977.8
• Intangible assets	(x)(xi)	332.2	83.5	415.7
• Other	(i)(iii)(iv)	69.3	23.6	92.9
Total non-current assets		1,699.7	(213.3)	1,486.4
Total assets		4,383.5	(218.2)	4,165.3
Current liabilities		1,390.5	–	1,390.5
Non-current liabilities	(i)(iv)(v)(vi)(viii)	1,180.6	7.2	1,187.8
Total liabilities		2,571.1	7.2	2,578.3
Net assets		1,812.4	(225.4)	1,587.0

Note 10. Events subsequent to balance date

Dividends

For dividends declared after 30 June 2005, see Note 3.

Directors' Declaration

In the opinion of the directors of PaperlinX Limited, the accompanying concise annual report of the consolidated entity, comprising PaperlinX Limited and its controlled entities for the year ended 30 June 2005, set out on pages 74 to 91:

(a) has been derived from or is consistent with the full financial report for the financial year, and:

(b) complies with Australian Accounting Standard AASB 1039 Concise Financial Reports.

In accordance with a resolution of the Directors, dated at Melbourne, in the State of Victoria, this 24th day of August 2005.

D E Meiklejohn
Chairman

T P Park
Managing Director

Independent Audit Report

to the members of PaperlinX Limited

Scope

The financial report and directors' responsibility

The concise report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 10, the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in sections 1 to 3 and 5 to 7 of the 'Remuneration Report' in the Directors' Report and the accompanying discussion and analysis on the statement of financial performance, statement of financial position, and statement of cash flows for PaperlinX Limited ('the Company') and its controlled entities (the 'Consolidated Entity') for the year ended 30 June 2005.

The directors of the Company are responsible for the preparation of the concise report in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise annual report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report including the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in sections 1 to 3 and 5 to 7 of the 'Remuneration Report' in the Directors' Report ('remuneration disclosures') of the Company and its controlled entities for the year ended 30 June 2005. The Remuneration Report also contains information in section 4 not required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, which is not subject to our audit. Our audit report on the full financial report was signed on 24 August 2005, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise report to assess whether, in all material respects, the financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit Opinion

In our opinion, the concise annual report of PaperlinX Limited and its controlled entities for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039 Concise Financial Reports.



KPMG



R J Douglas
Partner

Melbourne
24 August 2005

Shareholding Information

1. Number of Shareholders

There were 89,187 shareholders at 12 August 2005. All issued shares carry voting rights on a one-for-one basis.

2. Distribution of Shareholding

Range of Holdings	Number of shareholders	% of Holders	Number of Shares	% of Shares
1 – 1,000	39,246	44.0	18,356,357	4.1
1,001 – 5,000	39,684	44.5	94,845,930	21.3
5,001 – 10,000	6,962	7.8	49,664,628	11.1
10,001 – 100,000	3,202	3.6	62,620,455	14.0
100,001 – over	93	0.1	220,684,839	49.5
Total	**89,187**	**100**	**446,172,209**	**100**

3. Unmarketable Parcels

There were 5,586 members holding less than a marketable parcel of shares in the Company (i.e., a parcel of shares valued at less than $500).

4. Listing

The Company's shares are quoted on the Australian Stock Exchange.

5. Twenty Largest Shareholders at 12 August 2005

	Number of Shares	% of Shares
J P Morgan Nominees Australia Limited	56,046,941	12.56
Westpac Custodian Nominees	54,585,262	12.23
National Nominees Limited	27,182,401	6.09
Citicorp Nominees Pty Limited	16,805,231	3.77
ANZ Nominees Limited	12,664,163	2.84
RBC Global Services Australia Nominees Pty Limited	9,930,038	2.23
Australian Foundation Investment Company Limited	5,411,757	1.21
HSBC Custody Nominees (Australia) Limited	4,745,897	1.06
Queensland Investment Corporation	3,793,867	0.85
Cogent Nominees Pty Limited	3,469,808	0.78
Argo Investments Limited	2,203,100	0.49
CPU Share Plans Pty Ltd	1,803,333	0.40
Warbont Nominees Pty Ltd	1,706,545	0.38
Citicorp Nominees Pty Limited	1,050,000	0.24
AMP Life Limited	922,251	0.21
Triguboff Management Pty Limited	880,000	0.20
Munchener Ruckversicherungs Gesellschaft	800,000	0.18
ANZ Nominees Limited	728,470	0.16
Bond Street Custodians Limited	697,956	0.16
UBS Private Clients Australia	680,943	0.15
Total Top 20 Shareholders	**206,107,963**	**46.19**
Total Issued Shares	**446,172,209**	**100**

Substantial Shareholders as defined by the Corporations Act (holding at least 5 per cent of shares):

• Maple-Brown Abbott Limited	31,989,517	7.17%
• The Capital Group Companies, Inc	26,919,422	6.03%

6. Geographic Location of Shareholders by Registered Address:

	Number of Shareholders	Number of Shares
Australian Capital Territory	1,598	4,059,681
New South Wales	22,616	207,216,310
Northern Territory	161	280,500
Queensland	12,110	37,238,716
South Australia	5,805	16,896,507
Tasmania	1,980	3,877,243
Victoria	36,377	161,640,781
Western Australia	4,498	11,562,845
Total Australia	**85,145**	**442,772,583**
Canada	465	153,879
New Zealand	1,031	1,550,533
United Kingdom	232	344,761
United States of America	1,780	578,683
Germany	79	22,213
Hong Kong	45	202,852
Singapore	47	135,696
Other	363	411,009
Total	**89,187**	**446,172,209**

7. Unquoted Equity Securities

Issued pursuant to the PaperlinX employee share/option plan.

Options

Options over ordinary shares at either no cost or a cost of one cent per option exercisable at prices ranging from $3.13 to $4.85 per share.

The vesting of certain options depends on the achievement of PaperlinX's long-term incentive plan performance conditions.

- Number of employees participating 63
- Number of securities 2,735,690

Invitations have been made to certain senior management to receive an option over ordinary shares at no cost exercisable at a price of $4.55 per share. Vesting of the option depends on the achievement of PaperlinX's long-term incentive plan performance conditions.

- Number of employees participating 100
- Number of securities 400,000

Performance Rights

The Company has issued performance rights to certain senior management. Each performance right gives a contingent interest to one PaperlinX share. The vesting of the performance right depends upon the achievement of PaperlinX's long-term incentive plan performance conditions.

- Number of employees participating 221
- Number of securities 1,879,705

Share Registry

Shareholders with queries about anything related to their shareholding should contact the PaperlinX Share Registry in Melbourne:

by telephone 1800 232 867 or +61 3 9415 4000
by facsimile +61 3 9473 2500.

Alternatively, shareholders may wish to write to:

PaperlinX Share Registry
Yarra Falls
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Details of individual shareholdings can be checked conveniently and simply by visiting our Registrar's website at www.computershare.com/au/investors and clicking on the Investor Centre button. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus family name and postcode to enable access to personal information.

Dividends

The Company proposes to pay dividends in September and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account.
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the PaperlinX Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the PaperlinX Share Registry.

Tax File Numbers

PaperlinX is required to withhold tax at the rate of 48.5 per cent on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the Company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Transfer of Shares Off-Market

No stamp duty is payable on off-market transfers.

Annual General Meeting

The Annual General Meeting is normally held in October.

The 2005 Annual General Meeting will be held on 25 October 2005 at the Four Seasons Hotel, 199 George Street, Sydney, Australia at 11.00am.

Stock Exchange Listing

PaperlinX shares are listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in Victoria, the state of incorporation of PaperlinX. The Company's ticker code is 'PPX'.

Publications

The Company's Concise Report is the main source of information for investors and is mailed to shareholders in September. Other sources of information are:

1. The Chairman's address to the Annual General Meeting, which will be available on the PaperlinX website.
2. The half year financial report reviewing the July–December half year, which will be mailed to shareholders in March.

Internet Address

A range of corporate information may be obtained from the PaperlinX website at www.paperlinx.com. Investor information is available from the Investor Relations section.

Change of Address

Issuer sponsored shareholders should notify the PaperlinX Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and HIN or SRN. CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal from Mailing List

Shareholders who do not wish to receive the concise report should advise the PaperlinX Share Registry, in writing, and include their HIN or SRN.

Change of Name

Shareholders who change their name should notify the PaperlinX Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll, and include their HIN or SRN.

Statistical Summary

For years ended 30 June

($million except where indicated)		2004/2005	2003/2004	2002/2003	2001/2002	Actual 2000/2001
PaperlinX consolidated financial performance						
Sales revenue		7,574	6,212	3,618	2,961	2,353
Sales growth (%)		22	72	22.2	25.8	48.3
Profit from ordinary activities before depreciation, amortisation, net interest and income tax		307.7	300.7	313.2	285.9	263.7
Profit from ordinary activities before interest and income tax		184.9	189.7	230.9	213.1	200.4
Profit from ordinary activities before income tax		116.4	141.2	190.4	176.9	157.5
Profit from ordinary activities after income tax		168.5 (1)	108.5	132.1	123.0	105.6
Financial statistics						
Depreciation and amortisation expense		122.8	111.0	82.3	72.8	63.3
Net interest expense		68.5	48.5	40.5	36.2	42.9
Cash flow from operating activities		273.4	402.7	234.0	339.4	197.3
Capital expenditure – acquisitions		13.0	1,104.1	368.8	15.4	324.6
Capital expenditure – plant and equipment		86.3	54.7	64.4	65.8	48.5
Profit from ordinary activities before interest and income tax by region based on primary location of business						
Australia and New Zealand		24.2	72.3	172.3	190.2	187.1
North America		25.3	16.4	18.3	19.7	10.1
Europe		132.0	98.9	37.9	–	0.3
Asia		3.4	2.1	2.4	3.2	2.9
Total PBIT		**184.9**	**189.7**	**230.9**	**213.1**	**200.4**
Financial position summary						
Current assets		2,684	3,000	1,607	1,002	1,206
Non-current assets		1,700	1,781	1,372	1,287	1,503
Total assets		4,384	4,780	2,979	2,289	2,709
Current liabilities		1,390	1,341	567	502	808
Non-current liabilities		1,181	1,626	766	574	723
Total liabilities		**2,571**	**2,967**	**1,333**	**1,076**	**1,531**
Net assets/total shareholders' equity		**1,813**	**1,813**	**1,646**	**1,213**	**1,178**
Financial ratios						
Basic earning per share	(cents)	37.8 (1)	24.7	36.9	38.2	37.2
Earning per share growth	(%)	53.0 (1)	(33.1)	(3.4)	2.7	10.1
Return on average funds employed	(%)	6.4	7.5	12.3	12.7	11.8
Return on average shareholders' equity	(%)	9.4 (1)	6.2	9.3	10.2	9.7
Dividend per ordinary share	(cents)	25.5	27.5	27.5	27.0	27.0
Dividend franking	(%)	0	0	50	87	100
Net tangible asset per ordinary share	($)	3.21	3.15	3.30	3.11	2.99
Net interest cover	(times)	2.7	3.9	5.7	5.9	4.7
Gearing (net debt/net debt and shareholders' equity)	(%)	32.5	36.3	8.1	21.5	
Gearing (net debt/shareholders' equity)	(%)	48.2	57.0	8.8	27.3	58.6
Other information						
PaperlinX share price:						
• Year's high	($)	5.46	5.85	5.36	5.66	4.32
• Year's low	($)	2.33	4.42	4.45	3.85	3.13
• Close as at 30 June	($)	3.01	4.85	4.58	4.85	4.06
Fully paid ordinary shares as at 30 June	(million)	446.2	446.1	411.4	322.7	321.3
Weighted average number of shares	(million)	446.1	439.9	358.3	322.1	283.6
Market capitalisation as at 30 June	($ million)	1,343	2,163	1,884	1,565	1,304
Number of shareholders as at 30 June		90,889	109,011	109,128	104,562	104,493
Employee numbers as at 30 June		9,369	9,666	4,828	3,831	4,055

(1) *Includes once only benefit of entering Australian tax consolidation regime of $77 million.*

Corporate Directory

Registered Office and Head Office

PaperlinX Limited
ABN 70 005 146 350

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com

Share Registry

PaperlinX Share Registry
Yarra Falls,
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Telephone: 1800 232 867 or +61 3 9415 4000
Facsimile: +61 3 9473 2500
Internet: www.computershare.com

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PaperlinX

Concise Annual Report

All of the paper used in this Report was manufactured or distributed by PaperlinX and its merchanting businesses.

The cover stock is Tablex Wrinkles 280gsm manufactured by Australian Paper's Shoalhaven Mill in New South Wales, Australia.

Pages 1 – 36 are printed on Hello Silk 130gsm, a PaperlinX Europe Merchanting brand.

Pages 37 – 96 are printed on Saxton Brilliant White Vellum 100gsm manufactured by Australian Paper's Shoalhaven Mill in New South Wales, Australia.